20


Capital City Bank Group

23

ANNUAL REPORT

ANNUAL SHAREOWNERS' MEETING
APRIL 23, 2024 | 10 A.M. E.T.

About Capital City Bank Group, Inc.

Capital City Bank Group, Inc. (NASDAQ: CCBG) is one of the largest publicly traded financial holding companies headquartered in Florida and has approximately $4.3 billion in assets. We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards, securities brokerage services and financial advisory services, including the sale of life insurance, risk management and asset protection services. Our bank subsidiary, Capital City Bank, was founded in 1895 and now has 63 banking offices and 103 ATMs/ITMs in Florida, Georgia and Alabama. For more information about Capital City Bank Group, Inc., visit **www.ccbg.com**.



DEAR **SHAREOWNERS**

Capital City made significant progress in 2023, delivering outstanding financial results and gaining momentum on several strategic initiatives that position the franchise for continued success. We realized record earnings of $52 million, or $3.07 per share – 56% higher than in 2022. An enterprise-wide focus on working both sides of our balance sheet produced strong profitability metrics and capital growth as tangible book value per share increased an impressive $3.18, or 18.4%.

These results are noteworthy given the challenges that faced our industry in 2023. Rapidly increasing interest rates, which occurred at the fastest pace in history, combined with a number of sudden bank failures in March that drove months of apprehension and uncertainty, presented unusual and not insignificant headwinds. However, diversification of funding, credit and revenue, coupled with the granularity of our deposit portfolio, provided advantageous positioning, while relentless focus on deepening client relationships and executing our brand promise allowed us to outperform on many fronts.

As I reflect on 2023, I am pleased with our results and proud of the extraordinary efforts of our team, whose commitment to client service excellence and contributions to our strategic objectives paved the way for our continued success. Notably, our Board's decision to increase the dividend in 2023 by $0.10 per share, or 15%, serves as a tangible acknowledgment of our confidence in our financial standing today and the trajectory of our future endeavors. Our collective achievements in 2023 underscore the profound trust, loyalty and relationships that thrive within our banking offices daily, and reflect the talent, diligence and dedication of an exceptional banking team.

I am pleased to share 2023 financial and business-line highlights and forward-looking thoughts.

FINANCIAL HIGHLIGHTS

> Net interest income grew 27% and reflected strong loan growth, higher interest rates and good control of deposit cost of 48 basis points for the year – net interest margin was 4.05% for 2023 compared to 3.14% for 2022.

> Loan growth of $467.0 million, or 21.3% (average), and $186.2 million, or 7.3% (end of period).

> Credit quality metrics remained strong throughout the year – allowance coverage ratio increased to 1.10% – net loan charge-offs were 18 basis points of average loans.

> Tangible book value per share increased $3.18, or 18.4%, driven by strong earnings and favorable investment security, and pension plan accumulated other comprehensive loss adjustments.

BUSINESS LINE HIGHLIGHTS

Competition for deposits in 2023 presented new

Photography by Colin Hackley Photography

challenges our industry had not seen in several years – or even at all, depending on one's tenure. This paradigm shift caught many off guard, but Capital City benefited greatly from years of focus on deposit gathering and relationship banking, which have long been differentiators and key drivers of our franchise value. Average deposits for 2023 held up well comparatively, with only a 2.5% decline, which reflected spending of stimulus funds and rate-sensitive clients seeking higher yields outside the banking system. We ended the year with an impressive 37% of our deposit balances in noninterest-bearing accounts – the result of years of relationship building with our communities and clients. I have long said Capital City trades in relationships rather than rates, and these results are a testament to our relationship bankers who demonstrate daily the difference between the highest rate and the highest value.

Credit quality has distinguished our franchise for many years, and our 2023 metrics were no exception. Disciplined underwriting practices and portfolio diversification ensured yet another year of exemplary credit results as problem loans, loan losses and credit loss provision remained at very manageable levels throughout the year.

Our Wealth Division and Capital City Home Loans ("CCHL") partnerships continue to bring our Capital City family of brands a competitive advantage in our markets by enabling us to support diverse financial needs. Wealth Division assets under management grew by $315 million to reach $2.588 billion at year-end. Increased sales of fixed income and annuity products – which afforded clients effective solutions in the rising-interest-rate environment – and improved asset returns were largely behind that growth. While 2023 was a challenging year for the residential mortgage industry, CCHL's performance held up well comparatively. The team contributed a stable level of adjustable-rate loan production for our loan portfolio while maintaining staffing levels that will help them capitalize on opportunities when residential market interest rates normalize and loan volumes pick up.

EXPANSION & INVESTING IN THE FUTURE

Strategic expansion and operational efficiency remain central pillars in our long-term business plan. Cross-functional leadership teams are continually working to identify opportunities to serve new client needs, optimize operations, refine offerings and drive improvements that enhance the overall banking experience. While we emphasize that products and services do not define the banking relationship, we recognize the importance of well-featured solutions and tools that promote financial wellness and empower our clients to achieve their goals. Both pieces are essential as we aim to strike the right balance between high-tech convenience and high-touch personalization.

In 2023, we brought to market two new account offerings, each targeting a specialized set of needs and affording us an opportunity to deliver distinctive and tailored banking experiences. We began work to design and pilot a private client checking account, which is producing promising early results only months into being available on a select basis. To help our youngest clients establish healthy financial habits as early as age 13, we launched a suite of youth checking and savings accounts that offer access to a financial knowledge builder aimed at laying a solid foundation for their financial future. Both solutions provide building blocks for fostering loyalty and generational banking relationships by ensuring our tools and service offerings allow us to advance alongside our clients as their financial needs and circumstances evolve.

Maximizing returns through strategic expansion and right-sizing our banking office network remained a fundamental focus in 2023 as we looked to bolster our presence in new markets and optimize offerings in legacy markets. Our Watersound Origins banking office in Inlet Beach, Florida, opened to serve clients in January, becoming our first full-service location in Walton County and the fourth Capital City flag in our Emerald Coast Region. Continuing development in the Northern Arc of Atlanta, we completed our expansion from a loan-production office to full banking services in Duluth, Georgia, in April, only a few months after opening our office in Marietta in

November 2022. Also in April, a new full-service banking office opened in the heavily trafficked Archer Road corridor of Gainesville, Florida, becoming our third location serving the city proper.

Additionally, new construction projects completed in Inverness and Perry, Florida, demonstrate our commitment to investing in the clients and communities we serve across all corners of our footprint. Work is also underway in Tallahassee, Florida, to maximize our investment in our Apalachee Parkway location, and we are making brisk progress toward completion in the fourth quarter of 2024.

LOOKING FORWARD

Moving into 2024, I am pleased with how CCBG is positioned and optimistic about our ability to capitalize on new opportunities and leverage momentum to drive continued advancement. The building blocks of our success – relationship building, service excellence and executing on new initiatives that further enhance the value of our deposit franchise – remain primary business objectives and will guide our strategic direction through 2024.

These priorities reflect a way of doing business as applicable today as when we opened our doors 129 years ago. Regardless of the economic cycle, our shared commitment to our brand promise – More than your bank. Your banker. – distinguishes us from our peers and provides strength, resilience and a stable foundation. With this guiding principle as our north star, I am confident in our future prospects and our ability to deliver exceptional service to our clients and communities.

As always, I welcome your comments and questions.

Your banker,



William G. Smith, Jr.
Chairman, President and
Chief Exectutive Officer

FINANCIAL HIGHLIGHTS

($ in Thousands, Except Per Share Data)

FOR THE YEAR	2023	2022	2021
Net Income	$52,258	$33,412	$33,396
PER COMMON SHARE DATA			
Net Income - Basic	$3.08	$1.97	$1.98
Net Income - Diluted	3.07	1.97	1.98
Book Value - Diluted	25.92	22.73	22.63
KEY RATIOS			
Return on Average Assets	1.22%	0.77%	0.84%
Return on Average Equity	12.40%	8.81%	9.92%
Net Interest Margin	4.05%	3.14%	2.83%
Total Risk-Based Capital	16.57%	15.30%	17.15%
Tier 1 Leverage	10.30%	8.91%	8.95%
Tangible Capital	8.26%	6.65%	6.95%
BALANCE SHEET DATA			
Average Loans(1)	$2,711,904	$2,237,942	$2,078,891
Average Earning Assets	3,933,800	3,989,248	3,652,486
Average Total Assets	4,278,686	4,332,302	3,984,064
Average Noninterest Bearing Deposits	1,507,657	1,691,132	1,523,717
Average Deposits	3,669,612	3,763,336	3,406,886
Average Shareowners' Equity	421,482	379,290	336,821

(1) Includes loans held for investment and loans held for sale.

BOARD OF DIRECTORS

William G. Smith, Jr.
Chairman, President and
Chief Executive Officer
Capital City Bank Group, Inc.
Serving Since 1982

Robert Antoine
Retired
Deloitte & Touche
Serving Since 2019

Thomas A. Barron
President
Capital City Bank
Serving Since 1982

William F. Butler
Founder and Principal
Real Estate InSync (REI)
Serving Since 2021

Stanley W. Connally, Jr.
Executive Vice President of Operations,
Southern Company
Chairman, President and
Chief Executive Officer of
Southern Company Services
Serving Since 2017

Marshall M. Criser, III
President
Piedmont University
Serving Since 2018

Kimberly A. Crowell
Principal
Kalo Companies
Serving Since 2021

Bonnie Davenport
President and Founding Principal
BKJ, Inc. Architecture
Serving Since 2021

W. Eric Grant
Vice President and General Manager
CivicPlus
Serving Since 2017

Laura L. Johnson
Chief Executive Officer
Coton Colors
Serving Since 2017

John G. Sample, Jr.
Retired
Certified Public Accountant
Serving Since 2016

Ashbel C. Williams
Vice Chair
JP Morgan Asset Management
Serving Since 2021

SENIOR MANAGEMENT

William G. Smith, Jr.
Chairman, President
and Chief Executive Officer
45 years of service

Thomas A. Barron
President,
Capital City Bank
49 years of service

Jeptha E. Larkin
Chief Financial Officer
36 years of service

Bethany H. Corum
Chief Operating Officer
17 years of service

Thomas W. Allen
Executive Vice President,
Real Estate Management
15 years of service

Sharon Bradley
Chief Diversity Officer
29 years of service

Marsha S. Crowle
Executive Vice President,
Director of Compliance
6 years of service

Pamela Gay
Chief Human Resources Officer
25 years of service

Brooke W. Hallock
Chief Brand Officer
19 years of service

Randall H. Lashua
Chief Retail Officer
17 years of service

William L. Moor, Jr.
President, Wealth Management
36 years of service

Lee L. Nichols
Chief Credit Officer
19 years of service

B. Randall Sharpton
Executive Vice President,
Internal Audit
44 years of service

Gregory D. Shumate
Chief Executive Officer,
Capital City Home Loans
17 years of service

Ramsay H. Sims
Chief Lending Officer
13 years of service

LeAnne Staalenburg
Chief Information Security Officer
29 years of service

Cheryl B. Thompson
Executive Vice President,
Banking Operations
19 years of service

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Capital City Bank Group, Inc.

(Exact name of Registrant as specified in its charter)

Florida	**0-13358**	**59-2273542**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

217 North Monroe Street, Tallahassee, Florida	**32301**
(Address of principal executive offices)	(Zip Code)

(850) 402-7821
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	CCBG	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.01 par value per share, held by non-affiliates of the registrant on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $400,209,385 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 29, 2024
Common Stock, $0.01 par value per share	16,943,238

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the Annual Meeting of Shareowners to be held on April 23, 2024, are incorporated by reference in Part III.

CAPITAL CITY BANK GROUP, INC.
ANNUAL REPORT FOR 2023 ON FORM 10-K

TABLE OF CONTENTS

EXPLANATORY NOTE

The Consolidated Statements of Cash Flows of Capital City Bank Group, Inc. (the "Company") for the years ended December 31, 2021 and December 31, 2022 and for the each of the three month periods ended March 31, 2022 and 2023, six month periods ended June 30, 2022 and 2023 and nine month periods ended September 30, 2022 and 2023 (collectively, the "Impacted Statements of Cash Flows") included in this Annual Report on Form 10-K for the year ended December 31, 2023 (this "Form 10-K") have been restated. For additional information, see "Part II – Item 8. Financial Statements and Supplementary – Note 1 – Restatement of Previously Issued Consolidated Financial Statements" in this Form 10-K. The Company has not filed and does not intend to file amendments to the Company's previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q containing any of the Impacted Statements of Cash Flow. Investors and others should rely on the financial information and other disclosures regarding the affected period contained in this Form 10-K and in future filings with the Securities and Exchange Commission (as applicable).

INTRODUCTORY NOTE

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "vision," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

In addition to those risks discussed in this Annual Report under Item 1A Risk Factors, factors that could cause our actual results to differ materially from those in the forward-looking statements, include, without limitation:

- our ability to successfully manage credit risk, interest rate risk, liquidity risk, and other risks inherent to our industry;
- legislative or regulatory changes;
- adverse developments in the financial services industry generally, such as bank failures and any related impact on depositor behavior;
- the effects of changes in the level of checking or savings account deposits and the competition for deposits on our funding costs, net interest margin and ability to replace maturing deposits and advances, as necessary;
- inflation, interest rate, market and monetary fluctuations;
- uncertainty in the pricing of residential mortgage loans that we sell, as well as competition for the mortgage servicing rights related to these loans and related interest rate risk or price risk resulting from retaining mortgage servicing rights and the potential effects of higher interest rates on our loan origination volumes;
- the effects of actions taken by governmental agencies to stabilize the recent volatility in the financial system and the effectiveness of such actions;
- changes in monetary and fiscal policies of the U.S. Government;
- the effects of security breaches and computer viruses that may affect our computer systems or fraud related to debit card products;
- the accuracy of our financial statement estimates and assumptions, including the estimates used for our allowance for credit losses, deferred tax asset valuation and pension plan;
- changes in our liquidity position;
- changes in accounting principles, policies, practices or guidelines;
- the frequency and magnitude of foreclosure of our loans;
- the effects of our lack of a diversified loan portfolio, including the risks of loan segments, geographic and industry concentrations;
- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- our ability to declare and pay dividends, the payment of which is subject to our capital requirements;
- changes in the securities and real estate markets;
- structural changes in the markets for origination, sale and servicing of residential mortgages;
- the effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;
- the effects of natural disasters, harsh weather conditions (including hurricanes), widespread health emergencies (including pandemics, such as the COVID-19 pandemic), military conflict, terrorism, civil unrest or other geopolitical events;
- our ability to comply with the extensive laws and regulations to which we are subject, including the laws for each jurisdiction where we operate;
- the impact of the restatement of the Impacted Statements of Cash Flows;
- any inability to implement and maintain effective internal control over financial reporting and/or disclosure control or inability to remediate our existing material weaknesses in our internal controls deemed ineffective;
- the willingness of clients to accept third-party products and services rather than our products and services and vice versa;
- increased competition and its effect on pricing;
- technological changes;
- The cost and effects of cybersecurity incidents or other failures, interruptions, or security breaches of our systems or those of our customers or third-party providers;
- the outcomes of litigation or regulatory proceedings;
- negative publicity and the impact on our reputation;
- changes in consumer spending and saving habits;
- growth and profitability of our noninterest income;

- the limited trading activity of our common stock;
- the concentration of ownership of our common stock;
- anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws;
- other risks described from time to time in our filings with the Securities and Exchange Commission; and
- our ability to manage the risks involved in the foregoing.

However, other factors besides those listed in Item 1A Risk Factors or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

PART I

Item 1. Business


About Us


General

Capital City Bank Group, Inc. ("CCBG") is a financial holding company headquartered in Tallahassee, Florida. CCBG was incorporated under Florida law on December 13, 1982, to acquire five national banks and one state bank that all subsequently became part of CCBG's bank subsidiary, Capital City Bank ("CCB" or the "Bank"). The Bank commenced operations in 1895. In this report, the terms "Company," "we," "us," or "our" mean CCBG and all subsidiaries included in our consolidated financial statements.

CCBG is one of the largest publicly traded financial holding companies headquartered in Florida and has approximately $4.3 billion in assets. We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards, securities brokerage services and financial advisory services, including the sale of life insurance, risk management and asset protection services. The Bank has 63 banking offices and 103 ATMs/ITMs in Florida, Georgia, and Alabama. Through Capital City Home Loans, LLC ("CCHL"), we have 29 additional offices in the Southeast for our mortgage banking business. The majority of the revenue (excluding CCHL), approximately 85%, is derived from our Florida market areas while approximately 14% and 1% of the revenue is derived from our Georgia and other market areas, respectively. Approximately 48% of the revenue from CCHL is derived from our Georgia market areas while approximately 38% and 14% is derived from our Florida and other market areas, respectively.

Below is a summary of our financial condition and results of operations for the past three fiscal years, which we believe is a sufficient period for understanding our general business development. Our financial condition and results of operations are more fully discussed in our Management's Discussion and Analysis on page 43 and our consolidated financial statements on page 73.

Dollars in millions

Year Ended December 31,	Assets	Deposits	Shareowners' Equity	Revenue[1]	Net Income
2023	$4,304.5	$3,701.8	$440.6	$252.7	$52.3
2022	$4,519.2	$3,939.3	$387.3	$207.1	$33.4
2021	$4,263.8	$3,712.9	$383.2	$213.9	$33.4

[1]Revenue represents interest income plus noninterest income

Dividends and management fees received from the Bank are CCBG's primary source of income. Dividend payments by the Bank to CCBG depend on the capitalization, earnings and projected growth of the Bank, and are limited by various regulatory restrictions, including compliance with a minimum Common Equity Tier 1 Capital conservation buffer. See the section entitled "Regulatory Considerations" in this Item 1 and Note 17 in the Notes to Consolidated Financial Statements for a discussion of the restrictions.

Item 6 contains other financial and statistical information about us.

Subsidiaries of CCBG

CCBG's principal asset is the capital stock of CCB, our wholly owned banking subsidiary, which accounted for nearly 100% of consolidated assets and net income attributable to CCBG at December 31, 2023. CCBG also maintains an insurance subsidiary, Capital City Strategic Wealth, LLC. CCB has two primary subsidiaries, which are wholly owned, Capital City Trust Company and Capital City Investments. CCB also maintains a 51% membership interest in a consolidated subsidiary, CCHL, which we acquired on March 1, 2020. The nature of these subsidiaries is provided below.

Operating Segment

We have one reportable segment with two principal services: Banking Services and Wealth Management Services. Banking Services are operated at CCB, and Wealth Management Services are operated under three separate subsidiaries (Capital City Trust Company, Capital City Investments, and Capital City Strategic Wealth, LLC). Revenues from these principal services for the year ended 2023 totaled approximately 93.5% and 6.5% of our total revenue, respectively. In 2022 and 2021, Banking Services (CCB) revenue was approximately 90.3% and 93.2% of our total revenue for each respective year.

Capital City Bank

CCB is a Florida-chartered full-service bank engaged in the commercial and retail banking business. Significant services offered by CCB include:

- *Business Banking* – We provide banking services to corporations and other business clients. Credit products are available for a wide variety of general business purposes, including financing for commercial business properties, equipment, inventories and accounts receivable, as well as commercial leasing and letters of credit. We also provide treasury management services, and, through a marketing alliance with Elavon, Inc., merchant credit card transaction processing services.

- *Commercial Real Estate Lending* – We provide a wide range of products to meet the financing needs of commercial developers and investors, residential builders and developers, and community development. Credit products are available to purchase land and build structures for business use and for investors who are developing residential or commercial property.

- *Residential Real Estate Lending* – We provide products through our strategic alliance with CCHL and its existing network of locations to help meet the home financing needs of consumers, including conventional permanent and construction/ permanent (fixed, adjustable, or variable rate) financing arrangements, and FHA/VA/Government National Mortgage Association ("GNMA") loan products. We offer both fixed and adjustable-rate residential mortgage (ARM) loans. We offer these products through our existing network of CCHL locations. We do not originate subprime residential real estate loans.

- *Retail Credit* – We provide a full-range of loan products to meet the needs of consumers, including personal loans, automobile loans, boat/RV loans, home equity loans, and through a marketing alliance with ELAN, we offer credit card programs.

- *Institutional Banking* – We provide banking services to meet the needs of state and local governments, public schools and colleges, charities, membership and not-for-profit associations including customized checking and savings accounts, cash management systems, tax-exempt loans, lines of credit, and term loans.

- *Retail Banking* – We provide a full-range of consumer banking services, including checking accounts, savings programs, interactive/automated teller machines (ATMs/ITMs), debit/credit cards, night deposit services, safe deposit facilities, online banking, and mobile banking.

Capital City Trust Company

Capital City Trust Company, or the Trust Company, provides asset management for individuals through agency, personal trust, IRA, and personal investment management accounts. Associations, endowments, and other nonprofit entities hire the Trust Company to manage their investment portfolios. Additionally, a staff of well-trained professionals serves individuals requiring the services of a trustee, personal representative, or a guardian. The market value of trust assets under discretionary management exceeded $1.121 billion at December 31, 2023, with total assets under administration exceeding $1.136 billion.

Capital City Investments

We offer our customers access to retail investment products through LPL Financial pursuant to which retail investment products would be offered through LPL. LPL offers a full line of retail securities products, including U.S. Government bonds, tax-free municipal bonds, stocks, mutual funds, unit investment trusts, annuities, life insurance and long-term health care. Non-deposit investment and insurance products are: (i) not FDIC insured; (ii) not deposits, obligations, or guarantees by any bank; and (iii) subject to investment risk, including the possible loss of principal amount invested.

Capital City Strategic Wealth, LLC.

We provide a multi-disciplinary strategic planning approach that requires examining all facets of our clients' financial lives through our business, estate, financial, insurance and business planning, tax planning, and asset protection advisory services. Insurance sales within this division include life, health, disability, long-term care, and annuity solutions.

Lending Activities

One of our core goals is to support the communities in which we operate. We seek loans from within our primary market area, which is defined as the counties in which our banking offices are located. We will also originate loans within our secondary market area, defined as counties adjacent to those in which we have banking offices. There may also be occasions when we will have opportunities to make loans that are out of both the primary and secondary market areas, including participation loans. These loans are only approved if the underwriting is consistent with our criteria and generally the project or applicant's primary business is in or near our primary or secondary market areas. Approval of all loans is subject to our policies and standards described in more detail below.

We have adopted comprehensive lending policies, underwriting standards and loan review procedures. Management and our Board of Directors reviews and approves these policies and procedures on a regular basis (at least annually).

Management has also implemented reporting systems designed to monitor loan originations, loan quality, concentrations of credit, loan delinquencies, nonperforming loans, and potential problem loans. Our management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, we establish total borrower exposure limits and monitor concentration risk. As part of this process, the overall composition of the portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the portfolio are monitored and reported to our Board on a quarterly basis, and we have strategic plans in place to supplement Board approved credit policies governing exposure limits and underwriting standards. We recognize that exceptions to the below-listed policy guidelines may occasionally occur and have established procedures for approving exceptions to these policy guidelines.

Residential Real Estate Loans

We originate 1-4 family, owner-occupied residential real estate loans at CCHL for sale in the secondary market. Historically, a vast majority of residential loan originations are fixed-rate loans which are sold in the secondary market on a non-recourse basis. We will frequently sell loans and retain the servicing rights. Note 4 – Mortgage Banking Activities in the Notes to Our Consolidated Financial Statements provides additional information on our servicing portfolio.

CCB also maintains a portfolio of residential loans held for investment and will periodically purchase newly originated 1-4 family secured adjustable-rate loans from CCHL for that portfolio. Residential loans held for investment are generally underwritten in accordance with secondary market guidelines in effect at the time of origination, including loan-to-value, or LTV, and documentation requirements.

Residential real estate loans also include home equity lines of credit, or HELOCs, and home equity loans. Our home equity portfolio includes revolving open-ended equity loans with interest-only or minimal monthly principal payments and closed-end amortizing loans. Open-ended equity loans typically have an interest only 10-year draw period followed by a five-year repayment period of 0.75% of principal balance monthly and balloon payment at maturity. As of December 31, 2023, approximately 53% of our residential home equity loan portfolio consisted of first mortgages. Interest rates may be fixed or adjustable. Adjustable-rate loans are tied to the Prime Rate with a typical margin of 1.0% or more.

Commercial Loans

Our policy sets forth guidelines for debt service coverage ratios, LTV ratios and documentation standards. Commercial loans are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. We have established debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of our commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory. Many of the loans in the commercial portfolio have variable interest rates tied to the Prime Rate or U.S. Treasury indices.

Commercial Real Estate Loans

We have adopted guidelines for debt service coverage ratios, LTV ratios and documentation standards for commercial real estate loans. These loans are primarily made based on identified cash flows of the borrower with consideration given to underlying real estate collateral and personal guarantees. Our policy establishes a maximum LTV specific to property type and minimum debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. Commercial real estate loans may be fixed or variable-rate loans with interest rates tied to the Prime Rate or U.S. Treasury indices. We require appraisals for loans in excess of $500,000 that are secured by real property unless we deem the real property used as security to be a complex property type, in which case we require appraisals for loans in excess of $250,000. For loans secured by real property that fall beneath the applicable thresholds above, we will generally use a third-party evaluation to assess the value of the real property used as security.

Consumer Loans

Our consumer loan portfolio includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan portfolio consists of indirect and direct automobile loans. The majority of our consumer loans are short-term and have fixed rates of interest that are priced based on current market interest rates and the financial strength of the borrower. Our policy establishes maximum debt-to-income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Expansion of Business

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the section captioned "Business Overview" for discussion related to the expansion of our Business.

Competition

There is significant competition among commercial banks in our market areas. We compete against a wide range of banking and nonbanking institutions including banks, savings and loan associations, credit unions, money market funds, mutual fund advisory companies, mortgage banking companies, investment banking companies, insurance agencies and companies, securities firms, brokerage firms, finance companies and other types of financial institutions. Some of our competitors are larger financial institutions with greater resources and, as such, may have higher lending limits and may offer other services that are not provided by us. However, we believe that the larger financial institutions are less familiar with the markets in which we operate and typically target a different client base. We also believe clients who bank at community banks tend to prefer the relationship style service of community banks compared to larger banks.

As a result, we expect to be able to effectively compete in our markets with larger financial institutions through providing superior client service and leveraging our knowledge and experience in providing banking products and services in our market areas. See Item 1A. Risk Factors under the section captioned "Our future success is dependent on our ability to compete effectively in the highly competitive banking industry" for further discussion related to the competitive environment in which we operate.

Our primary market area consists of 21 counties in Florida, six counties in Georgia, and one county in Alabama. Most of Florida's major banking concerns have a presence in Leon County, where our main office is located. Our Leon County deposits totaled $1.272 billion, or 34.4% of our consolidated deposits at December 31, 2023.

The table below depicts our market share percentage within each county, based on commercial bank deposits within the county.

County	Market Share as of June 30,[1]		
	2023	2022	2021
Florida			
Alachua	5.1%	4.9%	4.6%
Bay	0.3%	0.3%	0.2%
Bradford	37.1%	34.9%	32.4%
Citrus	4.4%	4.7%	4.1%
Clay	2.4%	2.3%	2.8%
Dixie	17.5%	19.8%	18.9%
Gadsden	81.9%	82.1%	81.1%
Gilchrist	42.2%	41.2%	39.6%
Gulf	12.4%	14.8%	14.6%
Hernando	4.9%	5.0%	3.9%
Jefferson	28.3%	24.8%	24.4%
Leon	16.9%	15.4%	11.9%
Levy	26.4%	25.4%	26.4%
Madison	13.5%	14.0%	14.5%
Putnam	34.4%	26.4%	23.2%
St. Johns	0.8%	0.7%	0.7%
Suwannee	6.6%	7.0%	6.8%
Taylor	75.0%	73.8%	73.2%
Wakulla	8.4%	10.0%	10.5%
Walton	0.3%	-	-
Washington	9.2%	11.2%	11.2%
Georgia			
Bibb	2.9%	3.2%	3.3%
Cobb	0.1%	0.0%	0.0%
Gwinnett[2]	0.0%	-	-
Grady	13.8%	16.3%	14.8%
Laurens	6.7%	7.8%	7.9%
Troup	5.6%	6.4%	6.1%
Alabama			
Chambers	8.6%	9.3%	9.3%

[1] *Obtained from the FDIC Summary of Deposits Report for the year indicated.*

[2] *Bank office opened in the second quarter of 2023.*

Seasonality

We believe our commercial banking operations are not generally seasonal in nature; however, public deposits tend to increase with tax collections in the fourth and first quarters of each year and decline as a result of governmental spending thereafter.

Human Capital Matters

Our culture distinguishes us from our competitors and is the driving force behind our continued success. Our leadership is committed to a culture that values people alongside results.

Our brand promise ("More than your bank. Your banker.") and purpose ("We empower our clients' financial wellness and help them build secure futures"), together with our core values statement ("Do the Right Thing, Build Relationships & Loyalty, Embrace Individuality & Value Others, Promote Career Growth, Be Committed to Community, and Represent the Star (our bank) Proudly"), are the foundation on which our culture is built.

The bank has grown significantly since its beginnings in 1895. Our commitment to fostering a culture that values our associates across our entire footprint remains unwavering. We have a Chief Culture Officer and a Chief Diversity Officer who make it a priority to ensure our culture is maintained and associates exemplify our values.

Diversity and Inclusion. Integral to our culture and values is a commitment to an equitable, diverse, and inclusive work environment whereby respect, acceptance and belonging are practiced and experienced by all.

Our associates are our most valuable assets, and our differences make us stronger. The individual perspectives, life experiences, capabilities and talents, which our associates invest in their work, represent a significant part of our culture, reputation and collective achievements.

The Chief Diversity Officer and the Diversity, Equity, and Inclusion (DE&I) Council, which comprises diverse associates from various levels and offices throughout our organization, connect the company's diversity and inclusion initiatives with our broader business strategies. A diverse team produces more creative solutions, offers better client service and is vital to attracting and retaining talent—key factors that contribute to our success. We continue to build an inclusive culture through a variety of DE&I initiatives for internal promotions and hiring practices.

At February 8, 2024, we had approximately 811 associates, which included approximately 784 full-time associates and approximately 27 part-time associates. At February 8, 2024, approximately 70% of our workforce was female, 30% was male, and approximately 22% was ethnic minorities. None of our associates are represented by a labor union or covered by a collective bargaining agreement.

Our commitment to people and being an employer with integrity and heart has earned us numerous accolades including: one of the "Best Companies to Work for in Florida" by Florida Trend for 12 consecutive years, a "Best Bank to Work For" by American Bankers Association for 11 consecutive years and being named by Forbes in 2023 as one of "America's Best-in-State Banks, a selection made from direct consumer feedback and online reviews.

The average tenure of our associates is approximately 9.6 years, and the average tenure of our management team is 28 years. Tenure statistics support these accolades and further demonstrate that associates enjoy working for CCB.

Compensation and Benefits Program. To attract and retain experienced associates we offer a competitive compensation and benefits program, foster a culture where everyone feels included and empowered to do to their best work, and give associates the opportunity to give back to their communities and make a social impact.

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareowners. We provide our associates with compensation packages that include base salary and annual incentive bonuses, and certain associates can receive equity awards tied to the Company's performance.

Experience has taught us that a compensation program with both short- and long-term awards provides fair and competitive compensation and aligns associate and shareowner interests by incentivizing business and individual performance. This dual approach also encourages long-term company performance and integrates compensation with our business plans.

In addition to cash and equity compensation, we offer associates benefits including life and health (medical, dental & vision) insurance, paid time off, an associate stock purchase plan, and a 401(k) plan. Associates hired prior to 2020 are eligible to participate in a pension plan.

A core value is providing associates the ability to "grow a career." To that end, we support and encourages associates to develop a life-long habit of continuous learning that focuses on personal and professional development through higher education. We offer an educational Tuition Assistance Plan to help eligible associates continue or begin post-high school education, develop skills, increase knowledge and aid in career development.

We have invested in tools and capabilities that allow our team members to work remotely as appropriate.

Health and Safety. Our business success is fundamentally connected to our associates' well-being. We make available to our associates a voluntary wellness program, StarFit that provides associates with resources and good-health opportunities through exercise, diet and preventive care.

In response to emerging workplace practices, we made changes to our flex–work program to assist our associates in maintaining a work/life balance consistent with their professional and personal goals.

We continue to follow local and federal guidance, including guidance prescribed by the Centers for Disease Control and Prevention ("CDC"), regarding COVID-19 precautions and health measures.

Social Matters

Community Involvement. We aim to give back to the communities where we live and work and believe that this commitment helps in our efforts to attract and retain associates. Our commitment to help our community starts with our associates. Community involvement is a hallmark for our organization, and it comes naturally to our associates. We encourage our associates to volunteer their hours with service organizations and philanthropic groups in the communities we serve.

We recorded 10,526 community service hours in 2023, and 9,508, and 8,697 hours in 2022 and 2021, respectively. Furthermore, the CCBG Foundation donated $0.3 million in 2023 to various non-profit organizations in the communities we serve and $0.3 million and $0.2 million in 2022, and 2021, respectively.

Since 2015, we have annually supported the United Way of the Big Bend in analyzing financial information for its annual grant review process. Many of these grants are provided to low-moderate income communities in the Big Bend area.

Access, affordability, and financial inclusion. Our community commitment to further financial literacy in the markets we service remains an ongoing focus. In 2023, the CCBG Foundation made grants totaling $143,000 to Community Reinvestment Act of 1977 ("CRA") eligible organizations in our market area. We are committed to providing educational outreach regarding home ownership and financial access for minorities. We are a long-time supporter of Habitat for Humanity, with our associates providing volunteer hours on home builds. During 2020 to 2023, we partnered with Habitat for Humanity and Warrick Dunn Charities to build and furnish four homes.

During tax season, we provide locations for community residents to access Volunteer Income Tax Assistance (VITA) services. VITA is a nationwide IRS program that offers free tax preparation assistance to people who generally make $60,000 or less, persons with disabilities, the elderly, and limited English-speaking taxpayers who need assistance in preparing their own tax returns.

Environmental Matters

We recognize the value of environmental stewardship and seek opportunities to reduce our carbon footprint and incorporate energy efficiency products into business operations. We have implemented company-wide recycling programs and have converted exterior lighting to LED at 64 offices. Further reducing our environmental impact, our office model design is reduced from an average 5,500 square feet to 3,300 square feet. As we renovate or build new facilities, we employ energy efficient equipment such as HVAC systems and lighting controls in offices.

In 2022, we made a commitment for a $7 million investment in SOLCAP 2022-1, LLC and, in 2023, we made a commitment for a $7 million investment in SOLCAP 2023-1, LLC. Each of these funds were formed to make solar tax equity investments in renewable solar energy projects that will provide us with tax credits and other tax benefits. These projects will produce approximately 20,186,357 kw hours of clean power each year. The clean power produced is equivalent to removing approximately 14,306 metric tons of greenhouse gas emissions. We plan to continue to review these kinds of investment opportunities as they arise.

We work to ensure lending activities do not encourage business activities that could cause irreparable damage to our reputation or the environment. In general, we evaluate each credit or transaction on its individual merits, with larger deals receiving more attention and deeper analysis, including a review of environmental matters related to certain real estate loans, which is overseen by our Credit Risk Oversight Committee.

To prepare for any climate-related occurrences, we have a business continuity plan that addresses how to maintain business operations in the event of a disastrous event. We also offer disaster assistance to our associates, which includes accommodation/shelter reimbursement in case of evacuations or sustained power outages.

Regulatory Considerations

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareowners or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

Capital City Bank Group, Inc.

We are registered with the Board of Governors of the Federal Reserve as a bank holding company under the Bank Holding Company Act of 1956 ("BHC Act") and have also elected to be a financial holding company. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The BHC Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Gramm-Leach-Bliley Financial Modernization Act (the "GLBA"), and other federal laws subject financial holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Permitted Activities

The GLBA reformed the U.S. banking system by: (i) allowing bank holding companies ("BHCs") that qualify as "financial holding companies," such as CCBG, to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Changes in Control

Subject to certain exceptions, the BHC Act and the Change in Bank Control Act ("CBCA"), together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any acquisition of "control" of a bank or bank holding company. Under the BHC Act, a company (a broadly defined term that includes partnerships among other things) that acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution is deemed to control the institution and to be a bank holding company. A company that acquires less than 5% of any class of voting security (and that does not exhibit the other control factors) is presumed not to have control. For ownership levels between the 5% and 25% thresholds, the Federal Reserve has developed an extensive body of law on the circumstances in which control may or may not exist. Further, on January 30, 2020, the Federal Reserve finalized a rule that simplifies and increases the transparency of its rules for determining when one company controls another company for purposes of the BHC Act. The rule became effective September 30, 2020. It has and will likely continue to have a meaningful impact on control determinations related to investments in banks and bank holding companies and investments by bank holding companies in nonbank companies.

Under the CBCA, if an individual or a company that acquires 10% or more of any class of voting securities of an insured depository institution or its holding company and either that institution or company has registered securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or no other person will own a greater percentage of that class of voting securities immediately after the acquisition, then that investor is presumed to have control and may be required to file a change in bank control notice with the institution's or the holding company's primary federal regulator. Our common stock is registered under Section 12 of the Exchange Act so we are subject to these rules.

As a financial holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of such bank's voting shares), or (iii) acquiring, merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the companies' records of addressing the credit needs of the communities they serve, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the CRA.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must also obtain permission from the Florida Office of Financial Regulation. The Florida Statutes define "control" as either (i) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (ii) controlling the election of a majority of directors of a bank; (iii) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (iv) as determined by the Florida Office of Financial Regulation. These requirements will affect us because the Bank is chartered under Florida law and changes in control of CCBG are indirect changes in control of CCB.

Prohibitions Against Tying Arrangements

Banks are subject to the prohibitions on certain tying arrangements. We are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Capital; Dividends; Source of Strength

The Federal Reserve imposes certain capital requirements on financial holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to these capital requirements and certain other restrictions, we are generally able to borrow money to make a capital contribution to CCB, and such loans may be repaid from dividends paid from CCB to us. We are also able to raise capital for contributions to CCB by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries. Additionally, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Bank holding companies are expected to consult with the Federal Reserve before redeeming any equity or other capital instrument included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. In addition, a bank holding company may not repurchase shares equal to 10% or more of its net worth if it would not be well-capitalized (as defined by the Federal Reserve) after giving effect to such repurchase. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

In accordance with Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to CCB and to commit resources to support CCB in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a financial holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the financial holding company. Further, federal bank regulatory authorities have additional discretion to require a financial holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

Safe and Sound Banking Practices

Bank holding companies and their nonbanking subsidiaries are prohibited from engaging in activities that represent unsafe and unsound banking practices or that constitute a violation of law or regulations. Under certain conditions the Federal Reserve may conclude that some actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. The Federal Reserve also has the authority to regulate the debt of bank holding companies, including the authority to impose interest rate ceilings and reserve requirements on such debt. The Federal Reserve may also require a bank holding company to file written notice and obtain its approval prior to purchasing or redeeming its equity securities, unless certain conditions are met.

Capital City Bank

Capital City Bank is a state-chartered commercial banking institution that is chartered by and headquartered in the State of Florida and is subject to supervision and regulation by the Florida Office of Financial Regulation. The Florida Office of Financial Regulation supervises and regulates all areas of our operations including, without limitation, the making of loans, the issuance of securities, the conduct of our corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers. We are also a member bank of the Federal Reserve System, which makes our operations subject to broad federal regulation and oversight by the Federal Reserve. In addition, our deposit accounts are insured by the FDIC up to the maximum extent permitted by law, and the FDIC has certain supervisory enforcement powers over us.

As a Florida state-chartered bank, we are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest (with certain limitations) in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of our clients. Various consumer laws and regulations also affect our operations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in certain otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund ("DIF").

Safety and Soundness Standards / Risk Management

The federal banking agencies have adopted guidelines establishing operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

The bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud or unforeseen catastrophes will result in unexpected losses. New products and services, third party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls.

Reserves

The Federal Reserve requires all depository institutions to maintain reserves against transaction accounts (noninterest bearing and NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank "discount window" as a secondary source of funds, provided that the institution meets the Federal Reserve Bank's credit standards.

Dividends

CCB is subject to legal limitations on the frequency and amount of dividends that can be paid to CCBG. The Federal Reserve may restrict the ability of CCB to pay dividends if such payments would constitute an unsafe or unsound banking practice. Additionally, financial institutions are now required to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets in order to avoid restrictions on capital distributions and other payments. If a financial institution's capital conservation buffer falls below the minimum requirement, its maximum payout amount for capital distributions and discretionary payments declines to a set percentage of eligible retained income based on the size of the buffer. See "Capital Regulations" below for additional details on this capital requirement.

In addition, Florida law and Federal regulation place restrictions on the declaration of dividends from state-chartered banks to their holding companies. Under the Florida Financial Institutions Code, the board of directors of a state-chartered bank, after it charges off bad debts, depreciation and other worthless assets, if any, and makes provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years. In addition, with the approval of the Florida Office of Financial Regulation and Federal Reserve, the bank's board of directors may declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. However, a Florida state-chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency. Under Federal Reserve regulations, a state member bank may, without the prior approval of the Federal Reserve, pay a dividend in an amount that, when taken together with all dividends declared during the calendar year, does not exceed the sum of the bank's net income during the current calendar year and the retained net income of the prior two calendar years. The Federal Reserve may approve greater amounts.

Insurance of Accounts and Other Assessments

Deposits at U.S. domiciled banks are insured by the FDIC, subject to limits and conditions of applicable laws and regulations. Our deposit accounts are insured by the DIF generally up to a maximum of $250,000 per separately insured depositor. In order to fund the DIF, all insured depository institutions are required to pay quarterly assessments to the FDIC that are based on an institutions assignment to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. The FDIC has the discretion to adjust an institution's risk rating and may terminate its insurance of deposits upon a finding that the institution engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or violated any applicable law, regulation, rule, order or condition imposed by the FDIC or written agreement entered into with the FDIC. The FDIC may also prohibit any FDIC-insured institution from engaging in any activity it determines to pose a serious risk to the DIF.

In October 2022, the FDIC finalized a rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is intended to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline of September 30, 2028 prescribed under the FDIC's amended restoration plan. In November 2023, the FDIC adopted a final rule with respect to a special assessment to recover the costs associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The final rule does not apply to any banking organization with less than $5 billion in total consolidated assets and therefore the special assessment is not expected to impact the Company.

Transactions with Affiliates and Insiders

Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of CCB to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between CCB and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to CCB, as those prevailing for comparable nonaffiliated transactions. In addition, CCB generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers and directors of an insured depository institution or any of its affiliates or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as "10% Shareowners," or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareowners or which is controlled by those executive officers, directors or 10% Shareowners, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and the corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed our unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which we are permitted to extend credit to executive officers.

Community Reinvestment Act

The CRA and its corresponding regulations are intended to encourage banks to help meet the credit needs of the communities they serve, including low- and moderate-income ("LMI") neighborhoods, consistent with safe and sound banking practices. These regulations provide for regulatory assessment of a bank's record in meeting the credit needs of its market area. Federal banking agencies are required to publicly disclose each bank's rating under the CRA. The Federal Reserve considers a bank's CRA rating when the bank submits an application to establish bank branches, merge with another bank, or acquire the assets and assume the liabilities of another bank. In the case of a financial holding company, the CRA performance record of all banks involved in a merger or acquisition are reviewed in connection with the application to acquire ownership or control of shares or assets of a bank or to merge with another bank or bank holding company. An unsatisfactory record can substantially delay or block the transaction. We received a satisfactory rating on our most recent CRA assessment.

In October 2023, the Federal Reserve, along with the FDIC and OCC, issued a joint final rule that made significant amendments to the regulations implementing the CRA to "strengthen and modernize" those regulations, including by creating rigorous data-driven performance tests and growing the geographic areas in which a bank's CRA performance may be evaluated. The final rules are intended to achieve the following key goals, among others: strengthen the achievement of the core purpose of the CRA; encourage banks to expand access to credit, investment, and banking services in LMI communities; adapt to changes in the banking industry, including internet and mobile banking; provide greater clarity and consistency in the application of the CRA regulations; and tailor CRA evaluations and data collection to bank size and type. Although the effective date of the final rule is April 1, 2024, the compliance date for the majority of the rule's provisions is January 1, 2026. The remaining requirements, including the data reporting requirements, will be applicable on January 1, 2027. We are planning for compliance with the final rules and continue to evaluate the impact of the final rules to our financial condition, results of operations, and liquidity, which cannot be predicted at this time.

Capital Regulations

The federal banking regulators have adopted rules implementing risk-based, capital adequacy guidelines for financial holding companies and their subsidiary banks based on the Basel III standards. Under these guidelines, assets and off-balance sheet items are assigned to specific risk categories each with designated risk weightings. These risk-based capital guidelines were designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

In computing total risk-weighted assets, bank and bank holding company assets are given risk-weights of 0%, 20%, 50%, 100% and 150%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1-to-4 family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The rules implement strict eligibility criteria for regulatory capital instruments and improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. Consistent with the international Basel III framework, the rules include a minimum ratio of Common Equity Tier 1 Capital to Risk-Weighted Assets of 4.5%. The rules provide for a Common Equity Tier 1 Capital conservation buffer of 2.5% of risk-weighted assets. This buffer is added to each of the three risk-based capital ratios to determine whether an institution has established the buffer. The rules provide for a minimum ratio of Tier 1 Capital to Risk-Weighted Assets of 6% and include a minimum leverage ratio of 4% for all banking organizations. If a financial institution's capital conservation buffer falls below 2.5% (e.g., if the institution's Common Equity Tier 1 Capital to Risk-Weighted Assets is less than 7.0%), then capital distributions and discretionary payments will be limited or prohibited based on the size of the institution's buffer. The types of payments subject to this limitation include dividends, share buybacks, discretionary payments on Tier 1 instruments, and discretionary bonus payments.

The capital regulations may also impact the treatment of accumulated other comprehensive income ("AOCI") for regulatory capital purposes. AOCI generally flows through to regulatory capital; however, community banks and their holding companies were allowed a one-time irrevocable opt-out election to continue to treat AOCI the same as under the old regulations for regulatory capital purposes. This election was required to be made on the first call report or bank holding company annual report (on form FR Y-9C) filed after January 1, 2015. We made the opt-out election. Additionally, the rules also permitted community banks with less than $15 billion in total assets to continue to count certain non-qualifying capital instruments issued prior to May 19, 2010, as Tier 1 capital, including trust preferred securities and cumulative perpetual preferred stock (subject to a limit of 25% of Tier 1 capital). However, non-qualifying capital instruments issued on or after May 19, 2010, would not qualify for Tier 1 capital treatment.

Commercial Real Estate Concentration Guidelines

The federal banking regulators have implemented guidelines to address increased concentrations in commercial real estate loans. These guidelines describe the criteria regulatory agencies will use as indicators to identify institutions potentially exposed to commercial real estate concentration risk. An institution that has (i) experienced rapid growth in commercial real estate lending, (ii) notable exposure to a specific type of commercial real estate, (iii) total reported loans for construction, land development, and other land representing 100% or more of total risk-based capital, or (iv) total commercial real estate (including construction) loans representing 300% or more of total risk-based capital and the outstanding balance of the institutions commercial real estate portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of a potential concentration risk.

At December 31, 2023, CCB's ratio of construction, land development and other land loans to total risk-based capital was 77%, its ratio of total commercial real estate loans to total risk-based capital was 235% and, therefore, CCB was under the 100% and 300% thresholds, respectively, set forth in clauses (iii) and (iv) above. As a result, we are not deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines.

Prompt Corrective Action

The federal banking agencies are required to take "prompt corrective action" with respect to financial institutions that do not meet minimum capital requirements. The law establishes five categories for this purpose: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." To be considered "well-capitalized," an insured depository institution must maintain minimum capital ratios and must not be subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An institution that fails to remain well-capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth or restrictions on the ability to receive regulatory approval of applications. The regulations apply only to banks and not to BHCs. However, the Federal Reserve is authorized to take appropriate action at the holding company level based on the undercapitalized status of the holding company's subsidiary banking institutions. In certain instances relating to an undercapitalized banking institution, the BHC would be required to guarantee the performance of the undercapitalized subsidiary's capital restoration plan and could be liable for civil money damages for failure to fulfill those guarantee commitments.

In addition, failure to meet capital requirements may cause an institution to be directed to raise additional capital. Federal law further mandates that the agencies adopt safety and soundness standards generally relating to operations and management, asset quality and executive compensation, and authorizes administrative action against an institution that fails to meet such standards. Failure to meet capital guidelines may subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

At December 31, 2023, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well capitalized" and are unaware of any material violation or alleged violation of these regulations, policies or directives (see table below). Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making additional capital infusions necessary. Our capital ratios can be found in Note 17 to the Notes to our Consolidated Financial Statements.

Interstate Banking and Branching

The Dodd-Frank Act relaxed interstate branching restrictions by modifying the federal statute governing de novo interstate branching by state member banks. Consequently, a state member bank may open its initial branch in a state outside of the bank's home state by way of an interstate bank branch, so long as a bank chartered under the laws of that state would be permitted to open a branch at that location.

Anti-money Laundering

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA Patriot Act"), provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act (the "BSA"), the USA Patriot Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA Patriot Act impose affirmative obligations on a broad range of financial institutions.

The USA Patriot Act, BSA, and the related federal regulations require banks to establish anti-money laundering programs that include policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers and of beneficial owners of their legal entity customers.

The Anti-Money Laundering Act ("AMLA"), which amends the BSA, was enacted in early 2021. The AMLA is intended to be a comprehensive reform and modernization of U.S. bank secrecy and anti-money laundering laws. In particular, it codifies a risk-based approach to anti-money laundering compliance for financial institutions, requires the U.S. Department of the Treasury to promulgate priorities for anti-money laundering and countering the financing of terrorism policy, requires the development of standards for testing technology and internal processes for BSA compliance, expands enforcement- and investigation-related authority (including increasing available sanctions for certain BSA violations), and expands BSA whistleblower incentives and protections.

Many AMLA provisions require additional rulemakings, reports, and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance. In June 2021, the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury, issued the priorities for anti-money laundering and countering the financing of terrorism policy required under the AMLA. The priorities include corruption, cybercrime, terrorist financing, fraud, transnational crime, drug trafficking, human trafficking and proliferation financing.

There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Office of Foreign Assets Control of the U.S. Department of Treasury, or "OFAC." OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States, based on U.S. foreign policy and national security goals. OFAC issues regulations that restrict transactions by U.S. persons or entities (including banks), located in the U.S. or abroad, with certain foreign countries, their nationals or "specially designated nationals." OFAC regularly publishes listings of foreign countries and designated nationals that are prohibited from conducting business with any U.S. entity or individual. While OFAC is responsible for promulgating, developing and administering these controls and sanctions, all of the bank regulatory agencies are responsible for ensuring that financial institutions comply with these regulations.

Privacy

A variety of federal and state privacy laws govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have policies regarding information privacy and security. The GLBA and related regulations require banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information with third parties. Some state laws also protect the privacy of information of state residents and require adequate security of such data, and certain state laws may require us to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require us to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Cybersecurity

The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings, as necessary.

Under a final rule adopted by federal banking agencies in 2021, banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to carry out banking operations or deliver banking products and services to a material portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking, and other technology-based products and services by us and our customers.

See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Overdraft Fee Regulation

The Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines, or ATM, and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those type of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer's account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this rule. Before opting in, the consumer must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.

Consumer Laws and Regulations

CCB is also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Credit Transactions Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosures and regulate the manner in which financial institutions must deal with clients when taking deposits or making loans to clients. CCB must comply with these consumer protection laws and regulations as part of its ongoing client relations.

In addition, the Consumer Financial Protection Bureau ("CFPB") issues regulations and standards under these federal consumer protection laws that affect our consumer businesses. These include regulations setting "ability to repay" standards for residential mortgage loans and mortgage loan servicing and originator compensation standards, which generally require creditors to make a reasonable, good faith determination of a consumer's ability to repay any consumer credit transaction secured by a dwelling (excluding an open-end credit plan, timeshare plan, reverse mortgage, or temporary loan) and establishes certain protections from liability under this requirement for loans that meet the requirements of the "qualified mortgage" safe harbor. Also, the more recent TILA-RESPA Integrated Disclosure, or TRID, rules for mortgage closings have impacted our loan applications. These rules, including the required loan forms, generally increased the time it takes to approve mortgage loans.

Future Legislative Developments

Various bills are from time to time introduced in the U.S. Congress and the Florida legislature. This legislation may change banking and tax statutes and the environment in which our banking subsidiary and we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our banking subsidiary.

Legislative and Regulatory Responses to the COVID-19 Pandemic

The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which came into law in 2020, was a $2.2 trillion economic stimulus bill that was intended to provide relief in response to the COVID-19 pandemic. The CARES Act, among other things, amended the SBA's loan program, in which the Bank participates, to create a guaranteed, unsecured loan program (the "PPP") to fund operational costs of eligible businesses, organizations and self-employed persons during COVID-19. The PPP authorized financial institutions to make federally guaranteed loans to qualifying small businesses and non-profit organizations. These loans carry an interest rate of 1% per annum and a maturity of two years for loans originated prior to June 5, 2020 and five years for loans originated on or after June 5, 2020. The PPP provides that such loans may be forgiven if the borrowers meet certain requirements with respect to maintaining employee headcount and payroll and the use of the loan proceeds after the loan is originated. Although the PPP ended in accordance with its terms on May 31, 2021, outstanding PPP loans continue to go through the process of either obtaining forgiveness from the SBA or pursuing claims under the SBA guaranty.

There have also been a number of regulatory actions intended to help mitigate the adverse economic impact of the COVID-19 pandemic on borrowers, including several mandates from the bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the COVID-19 pandemic. While these programs have generally expired, governmental authorities may take additional actions in the future to limit the adverse impacts of COVID-19 that may affect the Bank and its clients.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, changes in the Fed Funds target interest rate, changes in interest rates payable on reserve accounts, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign banking centers and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, which may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The Federal Reserve's policies are primarily influenced by its dual mandate of price stability and full employment, and, to a lesser degree by short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future changes in monetary policy and the effect of such changes on our business and earnings in the future cannot be predicted.

Website Access to Company's Reports

Our Internet website is www.ccbg.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not incorporated by reference into this report.

Item 1A. Risk Factors

An investment in our common stock contains a high degree of risk. You should consider carefully the following risk factors before deciding whether to invest in our common stock. Our business, including our operating results and financial condition, could be harmed by any of these risks. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Market Risks

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on Capital City Bank's net interest income, which is the difference between income on interest-earning assets, such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, federal funds target rate, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short-term and long-term interest rates may also harm our business. We generally use short-term deposits to fund longer-term assets. When interest rates change, assets and liabilities with shorter terms reprice more quickly than those with longer terms, which could have a material adverse effect on our net interest margin. During 2022 and 2023, the Federal Reserve raised the federal funds rate 11 times for a cumulative increase of 5.25% and there is no guarantee that it will reduce the federal funds rate in the near-term. Prior to 2022, the Federal Reserve had not raised the federal funds rate since December 2018. The increase in the federal funds rate could have an adverse effect on our net interest income and profitability. If market interest rates start rising again, interest rate adjustment caps may also limit increases in the interest rates on adjustable-rate loans, which could further reduce our net interest income. Further, increased price competition for deposits resulting from the return to a historically normal interest rate environment could adversely affect our net interest margin.

Although we continuously monitor interest rates and have a number of tools to manage our interest rate risk exposure, changes in market assumptions regarding future interest rates could significantly impact our interest rate risk strategy, our financial position and results of operations. If we do not properly monitor our interest rate risk management strategies, these activities may not effectively mitigate our interest rate sensitivity or have the desired impact on our results of operations or financial condition.

Interest rates and economic conditions affect consumer demand for housing and can create volatility in the mortgage industry. These risks can have a material impact on the volume of mortgage originations and refinancings, adversely affecting mortgage banking revenues and the profitability of our mortgage banking business.

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations under the section captioned "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" elsewhere in this report for further discussion related to interest rate sensitivity and our management of interest rate risk.

The fair value of our investments could decline which would cause a reduction in shareowners' equity.

A portion of our investment securities portfolio (35.1%) at December 31, 2023 has been designated as available-for-sale pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles require that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareowners' equity (net of tax) as accumulated other comprehensive income/losses. Shareowners' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareowners' equity.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes in interest rates, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between short-term and long-term interest rates; a positively sloped yield curve means short-term rates are lower than long-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Inflationary pressures and rising prices may affect our results of operations and financial condition.

Inflation rose sharply at the end of 2021 and continued rising in 2022 at levels not seen for over 40 years. Inflationary pressures eased but remained elevated throughout 2023. Small to medium-sized businesses may be impacted more during periods of high inflation as they are not able to leverage economies of scale to mitigate cost pressures compared to larger businesses. Consequently, the ability of our business customers to repay their loans may deteriorate, and in some cases this deterioration may occur quickly, which would adversely impact our results of operations and financial condition. Furthermore, a prolonged period of inflation could cause wages and other costs to further increase which could adversely affect our results of operations and financial condition. Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The impact of interest rates on our mortgage banking business can have a significant impact on revenues.

Changes in interest rates can impact our mortgage-related revenues and net revenues associated with our mortgage activities. A decline in mortgage rates generally increases the demand for mortgage loans as borrowers refinance, but also generally leads to accelerated payoffs. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs. Although we use models to assess the impact of interest rates on mortgage-related revenues, the estimates of revenues produced by these models are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may differ from actual subsequent experience.

Our profitability depends significantly on economic conditions in the States of Florida and Georgia.

Our profitability and the success of our business depends substantially on the general economic conditions of the States of Florida and, to a lesser extent, Georgia, as well as the specific local markets in which we operate. Unlike larger national or other regional banks that are more geographically diversified, we provide banking and financial services primarily to customers across northern Florida and Georgia. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. As a result, a significant decline in general economic conditions in Florida or Georgia, whether caused by recession, inflation, unemployment, in-flows and out-flows of residents, shifts in political landscape, changes in securities markets, acts of terrorism, pandemics, natural disasters, climate change, outbreak of hostilities or other occurrences or other factors could have a material adverse effect on our business, financial condition and results of operations.

Shares of our common stock are not an insured deposit and may lose value.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Limited trading activity for shares of our common stock may contribute to price volatility.

While our common stock is listed and traded on the Nasdaq Global Select Market, there has historically been limited trading activity in our common stock. The average daily trading volume of our common stock over the 12-month period ending December 31, 2023 was approximately 33,775 shares. Due to the limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock. Similarly, significant sales of our common stock, or the expectation of these sales, could cause our stock prices to fall.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on its market price.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over securities analysts, and they may not initiate coverage or continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover our Company or fails to publish regular reports on us, we could lose visibility in the financial markets, which may cause our stock price or trading volume to decline.

<center>**Credit Risks**</center>

Our loan portfolio includes loans with a higher risk of loss which could lead to higher loan losses and nonperforming assets.

We originate commercial real estate loans, commercial loans, construction loans, vacant land loans, consumer loans, and residential mortgage loans primarily within our market area. Commercial real estate, commercial, construction, vacant land, and consumer loans may expose a lender to greater credit risk than traditional fixed-rate fully amortizing loans secured by single-family residential real estate because the collateral securing these loans may not be sold as easily as single-family residential real estate. In addition, these loan types tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have historically had greater credit risk than other loans for the following reasons:

- **Commercial Real Estate Loans**. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over the loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on the borrower's ability to either refinance the loan or timely sell the underlying property. At December 31, 2023, commercial mortgage loans comprised approximately 30.2% of our total loan portfolio.

- **Commercial Loans**. Repayment is generally dependent upon the successful operation of the borrower's business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, be illiquid, or fluctuate in value based on the success of the business. At December 31, 2023, commercial loans comprised approximately 8.2% of our total loan portfolio.

- **Construction Loans**. The risk of loss is largely dependent on our initial estimate of whether the property's value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan, sale of the property, or by seizure of collateral. At December 31, 2023, construction loans comprised approximately 7.2% of our total loan portfolio.

- **Vacant Land Loans**. Because vacant or unimproved land is generally held by the borrower for investment purposes or future use, payments on loans secured by vacant or unimproved land will typically rank lower in priority to the borrower than a loan the borrower may have on their primary residence or business. These loans are susceptible to adverse conditions in the real estate market and local economy. At December 31, 2023, vacant land loans comprised approximately 3.5% of our total loan portfolio.

- **HELOCs**. Our open-ended home equity loans have an interest-only draw period followed by a five-year repayment period of 0.75% of the principal balance monthly and a balloon payment at maturity. Upon the commencement of the repayment period, the monthly payment can increase significantly, thus, there is a heightened risk that the borrower will be unable to pay the increased payment. Further, these loans also involve greater risk because they are generally not fully amortizing over the loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment may depend on the borrower's ability to either refinance the loan or timely sell the underlying property. At December 31, 2023, HELOCs comprised approximately 7.7% of our total loan portfolio.

- **Consumer Loans**. Consumer loans (such as automobile loans and personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. At December 31, 2023, consumer loans comprised approximately 9.9% of our total loan portfolio, with indirect auto loans making up a majority of this portfolio at approximately 91.2% of the total balance.

The increased risks associated with these types of loans result in a correspondingly higher probability of default on such loans (as compared to fixed-rate fully amortizing single-family real estate loans). Loan defaults would likely increase our loan losses and nonperforming assets and could adversely affect our allowance for credit losses and our results of operations.

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Our loan portfolio is heavily concentrated in mortgage loans secured by properties in Florida and Georgia which causes our risk of loss to be higher than if we had a more geographically diversified portfolio.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Florida and Georgia. At December 31, 2023, approximately 81.8% of our loans included real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is extended. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, at December 31, 2023, a significant number of our loans secured by real estate are secured by commercial and residential properties located in Florida and Georgia. The concentration of our loans in these areas subjects us to risk that a downturn in the economy or recession in these areas could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Florida and Georgia, the occurrence of a natural disaster, such as a hurricane, or a man-made disaster could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our results of operations and financial condition.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

Due to the lack of diversified industry within some of the markets served by CCB and the relatively close proximity of our geographic markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate. At December 31, 2023, approximately 30.2% and 44.4% of our $2.7 billion loan portfolio was secured by commercial real estate and residential real estate, respectively. As of this same date, approximately 7.2% was secured by property under construction.

In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, we may be unable to recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans, and consequently, we would sustain loan losses.

An inadequate allowance for credit losses would reduce our earnings.

We are exposed to the risk that our clients may be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure full repayment. This could result in credit losses that are inherent in the lending business. We evaluate the collectability of our loan portfolio and provide an allowance for credit losses that we believe is adequate based upon such factors as:

- the risk characteristics of various classifications of loans;
- previous loan loss experience;
- specific loans that have loss potential;
- delinquency trends;
- estimated fair market value of the collateral;
- current and future economic conditions; and
- geographic and industry loan concentrations.

At December 31, 2023, our allowance for credit losses for loans held for investment was $29.9 million, which represented approximately 1.10% of our total loans held for investment. We had $6.2 million in nonaccruing loans at December 31, 2023. The allowance is based on management's reasonable estimate and may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our nonperforming or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review our estimated losses on loans. Our regulators may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for credit losses may not be adequate to cover all future loan losses and significant increases to the allowance may be required in the future if, for example, economic conditions worsen. A material increase in our allowance for credit losses would adversely impact our net income and capital in future periods, while having the effect of overstating our current period earnings.

We may incur significant costs associated with the ownership of real property as a result of foreclosures, which could reduce our net income.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate.

The amount that we, as a mortgagee, may realize after a foreclosure is dependent upon factors outside of our control, including, but not limited to:

- general or local economic conditions;
- environmental cleanup liability;
- neighborhood values;
- interest rates;
- real estate tax rates;
- operating expenses of the mortgaged properties;
- supply of and demand for rental units or properties;
- ability to obtain and maintain adequate occupancy of the properties;
- zoning laws;
- governmental rules, regulations and fiscal policies; and
- acts of God.

Certain expenditures associated with the ownership of real estate, including real estate taxes, insurance and maintenance costs, may adversely affect the income from the real estate. Furthermore, we may need to advance funds to continue to operate or to protect these assets. As a result, the cost of operating real property assets may exceed the rental income earned from such properties or we may be required to dispose of the real property at a loss.

Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could have a material adverse impact on our business, financial condition, and results of operations.

In deciding whether to extend credit or enter into other transactions, we rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could have a material adverse impact on our business, financial condition, and results of operations.

<u>Liquidity and Capital Risks</u>

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet client loan requests, client deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. If we are unable to raise funds through deposits, borrowings, earnings and other sources, it could have a substantial negative effect on our liquidity. In particular, a majority of our liabilities during 2023 were checking accounts and other liquid deposits, which are generally payable on demand or upon short notice. By comparison, a substantial majority of our assets were loans, which cannot generally be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts at the same time, regardless of the reason. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or high interest rates. Periods of high interest rates could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry. If we are unable to maintain adequate liquidity, it could materially and adversely affect our business, results of operations or financial condition.

A significant decrease in our public fund deposit balances as a result of increased competition in the current higher interest-rate environment and seasonal nature of these deposits could materially and adversely affect our liquidity.

The Company has many long-standing relationships with municipal entities throughout its markets and the deposits held by these customers have provided a relatively attractive and stable (although seasonal) funding source for the Company over an extended period of time. Public fund deposits from local government entities such as universities, counties, school districts, and other municipalities generally have higher average balances and historically been more volatile than nonpublic deposits because they are heavily impacted by the seasonality of tax collection, changes in competitive and market forces, and fiscal spending patterns, as well as the longer-term financial position of local government entities, which can change from year to year. Such public fund deposits are often subject to competitive bidding and in many cases must be secured by pledging a portion of our investment securities. The Company's inability to retain public fund deposit balances due to increased competition in the current higher interest-rate environment and seasonal nature of these deposits could materially and adversely affect our liquidity or result in the use of higher-cost funding sources, which, in turn, could materially and adversely affect our business, results of operations or financial condition.

Unrealized losses in our securities portfolio could materially and adversely affect our liquidity.

As market interest rates have increased, we have experienced significant unrealized losses on our available-for-sale securities portfolio. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive income in our consolidated statements of financial condition and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, our access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss, tangible capital ratios decline from an increase in unrealized losses or realized credit losses, the Federal Home Loan Bank of Atlanta ("FHLB") or other funding sources reduce capacity, or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access federal funds lines or brokered deposits. Additionally, significant unrealized losses could negatively impact market and customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

We may need to raise additional capital in the future, and such capital may not be available on acceptable terms or at all.

We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

Further, as a result of our failure to timely file our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2023, we are currently ineligible to file new short form registration statements on Form S-3 and, absent a waiver of the Form S-3 eligibility requirements, we are not currently permitted to use our existing registration statement on Form S-3D. If we seek to access the capital markets through a registered offering during the period of time that we are unable to use Form S-3, we may be required to publicly disclose the proposed offering and the material terms thereof before the offering commences and we will be required to use a registration statement on Form S-1 to register securities with the SEC, which would hinder our ability to act quickly in raising capital to take advantage of market conditions in our capital raising activities and would increase our cost of raising capital.

As a result, we may be unable to raise capital on terms favorable to us, in a timely manner or at all, which could materially and adversely affect our liquidity, business, results of operations, or financial condition. Moreover, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors.

We may be unable to pay dividends in the future.

In 2023, our Board of Directors declared four quarterly cash dividends. Declarations of any future dividends will be contingent on our ability to earn sufficient profits and to remain well capitalized, including our ability to hold and generate sufficient capital to comply with the Common Equity Tier 1 ("CET1") Capital conservation buffer requirement. In addition, due to our contractual obligations with the holders of our trust preferred securities, if we defer the payment of accrued interest owed to the holders of our trust preferred securities, we may not make dividend payments to our shareowners.

Further, under applicable statutes and regulations, CCB's board of directors, after charging-off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually, or annually declare and pay dividends to CCBG of up to the aggregate net income of that period combined with the CCB's retained net income for the preceding two years and, with the approval of the Florida Office of Financial Regulation and Federal Reserve, declare a dividend from retained net income which accrued prior to the preceding two years. Additional state laws generally applicable to Florida corporations may also limit our ability to declare and pay dividends. Thus, our ability to fund future dividends may be restricted by state and federal laws and regulations.

Regulatory and Compliance Risks

We are subject to extensive regulation, which could restrict our activities and impose financial requirements or limitations on the conduct of our business.

We are subject to extensive regulation, supervision and examination by our regulators, including the Florida Office of Financial Regulation, the Federal Reserve, and the FDIC. Our compliance with these industry regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, lending and interest rates charged on loans, interest rates paid on deposits, access to capital and brokered deposits and locations of banking offices. If we are unable to meet these regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. Many of these regulations are intended primarily for the protection of our depositors, the DIF, and the banking system as a whole, and not for the benefit of our shareowners. In addition to the regulations of the bank regulatory agencies, as a member of the FHLB of Atlanta, we must also comply with applicable regulations of the Federal Housing Finance Agency and the Federal Home Loan Bank.

Our failure to comply with these laws and regulations could subject us to the loss of FDIC insurance, reputational damage, the revocation of our banking charter, enforcement actions, sanctions, or other legal actions by regulatory agencies, restrictions on our business activities, fines, and other penalties, any of which could adversely affect our results of operations, capital base, and the price of our securities. Further, any new laws, rules, regulations, policies, and supervisory guidance or changes in existing laws, rules, regulations, policies, and supervisory guidance (including changes in interpretation and implementation) could make compliance more difficult or expensive or otherwise adversely affect our business and financial condition.

Government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, we are not permitted to publicly disclose these actions. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

In addition, we anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to recent negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and the investor community, which could have a material adverse effect on our business, financial condition, and results of operations.

Please refer to the Section entitled "Business – Regulatory Considerations" on page 10.

U.S. federal banking agencies may require us to increase our regulatory capital, long-term debt or liquidity requirements, which could result in the need to issue additional qualifying securities or to take other actions, such as to sell company assets.

We are subject to U.S. regulatory capital and liquidity rules. These rules, among other things, establish minimum requirements to qualify as a well-capitalized institution. If CCB fails to maintain its status as well capitalized under the applicable regulatory capital rules, the Federal Reserve will require us to agree to bring the bank back to well-capitalized status. For the duration of such an agreement, the Federal Reserve may impose restrictions on our activities. If we were to fail to enter into or comply with such an agreement or fail to comply with the terms of such agreement, the Federal Reserve may impose more severe restrictions on our activities, including requiring us to cease and desist activities permitted under the Bank Holding Company Act of 1956. Additionally, if our CET1 to Risk Weighted Assets ratio does not exceed the minimum required plus the additional CET1 conservation buffer, we may be restricted in our ability to pay dividends or make other distributions of capital to our shareowners.

Capital and liquidity requirements are frequently introduced and amended. It is possible that regulators may increase regulatory capital requirements, change how regulatory capital is calculated or increase liquidity requirements. Requirements to maintain higher levels of capital may lower our return on equity.

Further changes to and compliance with the regulatory capital and liquidity requirements may impact our operations by requiring us to liquidate assets, increase borrowings, issue additional equity or other securities, cease or alter certain operations, sell company assets or hold highly liquid assets, which may adversely affect our results of operations. We may be prohibited from taking capital actions such as paying or increasing dividends or repurchasing securities.

Changes in accounting standards or assumptions in applying accounting policies could adversely affect us.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior-period financial statements. Accounting standard-setters and those who interpret the accounting standards, the SEC, banking regulators and our independent registered public accounting firm may also amend or even reverse their previous interpretations or positions on how various standards should be applied. These changes may be difficult to predict and could impact how we prepare and report our financial statements. In some cases, we could be required to apply a new or revised standard retrospectively, resulting in us revising prior-period financial statements.

Florida financial institutions, such as CCB, face a higher risk of noncompliance and enforcement actions with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and BSA compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control, or OFAC. Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution's BSA/anti-money laundering compliance. Consequently, numerous formal enforcement actions have been instituted against financial institutions. If CCB's policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, CCB would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plan, including its acquisition plans.

We are subject to government regulation and oversight relating to data and privacy protection.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract. We also maintain important internal company data such as personally identifiable information about our associates and information relating to our operations. The integrity and protection of that customer and company data is important to us.

We are subject to complex and evolving laws and regulations relating to the privacy of the information of our customers, associates and others, and any failure to comply with these laws and regulations, or any misuse or mismanagement of such information, could expose us to liability and reputational damage, which could adversely affect our financial condition and results of operations. As new privacy-related laws and regulations are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. It is possible that these laws may be interpreted and applied by various jurisdictions in a manner inconsistent with our current or future practices, or that is inconsistent with one another.

Fee revenues from overdraft protection programs constitute a significant portion of our noninterest income and may be subject to increased supervisory scrutiny.

Revenues derived from transaction fees associated with overdraft protection programs offered to consumers represent a significant portion of our noninterest income. In 2023, the Company collected approximately $9.6 million in net consumer overdraft transaction fees.

In 2022, certain members of Congress and the leadership of the CFPB have expressed a heightened interest in bank consumer overdraft protection programs. In 2022, the CFPB piloted a supervision effort to collect key metrics from some supervised institutions regarding the consumer impact of their overdraft and non-sufficient fund practices, with the intent of using this information to identify institutions for further examination and review. The CFPB has indicated that it intends to pursue enforcement actions against banking organizations, and their executives, that oversee overdraft practices that are deemed to be unlawful, and indeed took action against a large bank for charging "surprise" overdraft fees known as authorized positive fee. In October of 2022, the CFPB issued guidance to help banks avoid charging illegal surprise overdraft fees. In addition, the Comptroller of the Currency has identified potential options for reform of national bank overdraft protection practices, including providing a grace period before the imposition of a fee, refraining from charging multiple fees in a single day and eliminating fees altogether.

In response to this increased congressional and regulatory scrutiny, and in anticipation of enhanced supervision and enforcement of overdraft protection practices in the future, certain banking organizations have begun to modify their overdraft protection programs, including by discontinuing the imposition of overdraft transaction fees and amending their payment priority policies and procedures. These competitive pressures from our peers, as well as any adoption by our regulators of new rules or supervisory guidance or more aggressive examination and enforcement policies in respect of banks' overdraft protection practices, could cause us to modify our program and practices in ways that may have a negative impact on our revenue and earnings, which, in turn, could have an adverse effect on our financial condition and results of operations.

Operational Risks

Many types of operational risks can affect our earnings negatively.

We regularly assess and monitor operational risk in our businesses. Despite our efforts to assess and monitor operational risk, our risk management framework may not be effective in all cases. Factors that can impact operations and expose us to risks varying in size, scale and scope include:

- failures of technological systems or breaches of security measures, including, but not limited to, those resulting from computer viruses or cyber-attacks;
- unsuccessful or difficult implementation of computer systems upgrades;
- human errors or omissions, including failures to comply with applicable laws or corporate policies and procedures;
- theft, fraud or misappropriation of assets, whether arising from the intentional actions of internal personnel or external third parties;
- breakdowns in processes, breakdowns in internal controls or failures of the systems and facilities that support our operations;
- deficiencies in services or service delivery;
- negative developments in relationships with key counterparties, third-party vendors, or associates in our day-to-day operations; and
- external events that are wholly or partially beyond our control, such as pandemics, geopolitical events, political unrest, natural disasters or acts of terrorism.

While we have in place many controls and business continuity plans designed to address these factors and others, these plans may not operate successfully to mitigate these risks effectively. If our controls and business continuity plans do not mitigate the associated risks successfully, such factors may have a negative impact on our business, financial condition or results of operations. In addition, an important aspect of managing our operational risk is creating a risk culture in which all associates fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture. Nonetheless, if we fail to provide the appropriate environment that sensitizes all of our associates to managing risk, our business could be impacted adversely.

We are subject to certain operational risks, including, but not limited to risk arising from failure or circumvention of our controls and procedures.

Our internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Notwithstanding the proliferation of technology and technology-based risk and control systems, we rely on the ability of our associates and systems to process a high number of transactions, and we are subject to the risk that our associates may make mistakes or engage in violations of applicable policies, laws, rules, or procedures that in the past have not, and in the future may not, always be prevented by our technological processes or by our controls and other procedures intended to prevent and detect such errors or violations. Any failure or circumvention of our controls and procedures, failure to comply with regulations related to controls and procedures, failure to comply with our corporate governance procedures, fraud by associates or persons outside our Company, the execution of unauthorized transactions by associates, or errors relating to transaction processing and technology could have a material adverse effect on our reputation, business, financial condition and results of operations, including subjecting us to litigation, customer attrition, regulatory fines, penalties, or other sanctions. Insurance coverage may not be available for losses relating to such event, or where available, such losses may exceed insurance limits.

We are subject to credit and/or settlement risk arising from the soundness of other financial institutions and counterparties which may have a material adverse effect on our business, financial condition, and results of operations.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, other institutional clients, and certain vendors. Many of these transactions expose us to credit or settlement risk in the event of a default or other failure to adhere to contractual obligations by a counterparty or client. In addition, our credit or settlement risk may be exacerbated when any collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Increased interconnectivity amongst financial institutions also increases the risk of cyber-attacks and information system failures for financial institutions. Any such losses could have a material adverse effect on our business, financial condition, and results of operations.

The Company recently identified a material weakness in its internal control over financial reporting. If we are not able to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, prevent fraud, or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm also needs to attest to the effectiveness of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to maintain or implement required new or improved controls, or difficulties encountered in implementation could cause us to fail to meet our reporting obligations.

In the fourth quarter of 2023, management identified a material weakness in its internal control over financial reporting related to certain inter-company transactions. As discussed in Item 9A. Controls and Procedures, the Company's management has re-evaluated its assessment of the effectiveness of internal control over financial reporting and its disclosure controls and procedures and concluded that they were not effective as of December 31, 2023. Management has implemented controls in accordance with a remediation plan to address the material weakness. For additional information related to the material weakness in internal control over financial reporting and the related remedial measures, see Item 9A. Controls and Procedures.

There can be no assurance as to when the material weakness will be remediated or that additional material weaknesses will not arise in the future. If the Company is unable to maintain effective internal control over financial reporting, its ability to record, process and report financial information timely and accurately could be adversely affected, which could subject the Company to litigation, investigations, or breach of contract claims, require management resources, increase costs, negatively affect investor confidence, and adversely impact its stock price.

We face risks related to the restatement of our Impacted Statements of Cash Flows.

As discussed in the Explanatory Note, we determined to restate the Impacted Statements of Cash Flows. These restatements are in addition to the restatements contained in our Form 10-K/A for 2022 and our Form 10-Q/A filings for March 31, 2023 and June 30, 2023, each of which were filed with the SEC on December 22, 2023. As a result, we have become subject to some additional risks and uncertainties, which could affect investor confidence in the accuracy of our financial disclosures and may cause reputational harm to our business. We may face potential for litigation or other disputes, which may include, among others, claims invoking the federal and state securities laws. In addition, the processes undertaken to effect the restatements may not have been adequate to identify and correct all errors in our historical financial statements. If one or more of the foregoing risks persist, our business, operations and financial condition could be materially and adversely affected.

Cybersecurity incidents, including security breaches and failures of our information systems could significantly disrupt our business, result in the unintended disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data, including our proprietary business information and that of our clients, and personally identifiable information of our clients and associates. The secure processing, maintenance, and transmission of this information is critical to our operations. Our systems, or those of our clients, could be vulnerable to cybersecurity-related incidents, which include breaches of information systems, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, theft, misuse, loss, release, or destruction of data (including confidential customer information), account takeovers, unavailability of service, or other events. These types of threats may derive from human error, fraud, or malice on the part of external or internal parties or may result from accidental technological failure. Any failure, interruption, or breach in security of these systems could result in significant disruption to our operations.

Financial institutions and companies engaged in data processing have increasingly reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or cause other damage. Our technologies, systems, networks, and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Our customers, associates, and third parties that we do business with have been, and will likely continue to be, targeted in cybersecurity-related incidents by parties using fraudulent e-mails, artificial intelligence, and other communications in attempts to misappropriate passwords, bank account information, or other personal information or to introduce viruses or other malware programs to our information systems, the information systems of our third-party service providers and our customers' personal devices, which are beyond our security control systems. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology and customer and employee education, such cyber-attacks against us, our third-party service providers and our customers remain a serious issue and have been successful in the past.

We may be required to spend significant capital and other resources to protect against the threat of cybersecurity-related incidents or to alleviate problems caused by such incidents. Any failures related to upgrades and maintenance of our technology and information systems could increase our information and system security risk. Our increased use of cloud and other technologies, such as remote work technologies, also increases our risk of being subject to a cyber-related incident. The risk of a cybersecurity-related incident has increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. A cybersecurity-related incident or other significant disruption of our information systems or those of our customers or third-party vendors could (i) disrupt the proper functioning of our networks and systems and therefore our operations and those of our customers; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation, or release of confidential, sensitive, or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data protection, and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines, and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; or (v) harm our reputation or cause a decrease in the number of customers that choose to do business with us, damaging our ability to generate deposits. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, in the event of a cyber-related incident, we may be delayed in identifying or responding to the incident, which could increase the negative impact of the incident on our business, financial condition, and results of operations. While we maintain "cyber" insurance coverage, which would apply in the event of certain cyber-related incidents, the amount of coverage may not be adequate depending on the magnitude of the incident. Furthermore, because cyber-related incidents are inherently difficult to predict and can take many forms, some incidents may not be covered under our cyber insurance coverage.

Increased fraudulent activity may cause losses to us or our clients, damage to our brand, and increases in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

Additionally, fraud losses have risen in recent years due in large part to growing and evolving schemes. Fraudulent activity has taken many forms, ranging from wire fraud, debit card fraud, credit card fraud, check fraud, mechanical devices attached to ATMs, social engineering, and phishing attacks to obtain personal information, business email compromise, or impersonation of clients through the use of falsified or stolen credentials. Many financial institutions have suffered significant losses in recent years due to the theft of cardholder data that has been illegally exploited for personal gain. The potential for debit and credit card fraud, as well as check fraud, against us or our clients and our third-party service providers is a serious issue. Debit and credit card fraud and check fraud are pervasive, and the risks of cybercrime are complex and continue to evolve. While we have policies and procedures, as well as fraud detection tools, designed to prevent fraud losses, such policies, procedures, and tools may be insufficient to accurately detect and prevent fraud. A significant increase in fraudulent activities could lead us to take additional steps to reduce fraud risk, which could increase our costs. Fraud losses could cause losses to us or our clients, damage to our brand, and an increase in our costs, in turn, materially and adversely affecting our business, financial condition, and results of operations.

We may not be able to attract and retain skilled people, which may have a negative impact on our business and operations.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in many activities engaged in by us is intense, including with respect to compensation and emerging workplace practices and accommodations, and, as a result, we may not be able to sufficiently hire or to retain key people. We do not currently have employment agreements or non-competition agreements with any of our senior officers. The unexpected loss of service of key personnel could have a material adverse impact on our business, financial condition, and results of operations because of their customer relationships, skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel. In addition, the scope and content of U.S. banking regulators' policies on incentive compensation, as well as changes to these policies, could adversely affect our ability to hire, retain, and motivate our key associates.

Issues we encounter with respect to external vendors upon which we rely could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations. These third-party vendors are sources of operational and informational security risk to us, including risks associated with operational errors, information system failures, interruptions or breaches, and unauthorized disclosures of sensitive or confidential client or customer information. If we encounter any of these issues in connection with our external vendors, or if we have difficulty communicating with these vendors, we could be exposed to disruption of operations, loss of service, or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that these vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected these external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing these external vendors could also entail significant delay and expense.

Pandemics, severe weather, natural disasters, global climate change, acts of terrorism and global conflicts may have a negative impact on our business and operations.

Pandemics (such as the COVID-19 pandemic), severe weather, natural disasters, global climate change, acts of terrorism, global conflicts, or other similar events have in the past, and may in the future have, a negative impact on our business and operations. These events impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, cause us to incur additional expenses, and impact economic growth negatively. If any of these risks materialized, they could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

Litigation may adversely affect our results.

We are subject to litigation in the ordinary course of business. Claims and legal actions, including claims pertaining to our performance of our fiduciary responsibilities as well as supervisory actions by our regulators, could involve large monetary claims and significant defense costs. The outcome of litigation and regulatory matters as well as the timing of ultimate resolution are inherently difficult to predict.

Actual legal and other costs of resolving claims may be greater than our legal reserves. The ultimate resolution of a pending legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

In addition, governmental authorities have, at times, sought criminal penalties against companies in the financial services sector for violations, and, at times, have required an admission of wrongdoing from financial institutions in connection with resolving such matters. Criminal convictions or admissions of wrongdoing in a settlement with the government can lead to greater exposure in civil litigation and reputational harm.

Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm, which adversely impact our business prospects. Further, we may be exposed to substantial uninsured liabilities, which could adversely affect our results of operations and financial condition.


Strategic Risks


Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition for deposits, loans and other financial services in our market area from other banks and financial institutions, including savings and loan associations, savings banks, finance companies and credit unions. A number of our competitors are significantly larger than we are and have greater access to capital and other resources. Many of our competitors also have higher lending limits, more expansive branch networks, and offer a wider array of financial products and services. To a lesser extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations, which may offer financial products and services on more favorable terms than we are able to. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities. As a result, these non-bank competitors have advantages over us in providing certain services. The effect of this competition may reduce or limit our margins or our market share and may adversely affect our results of operations and financial condition.

Our inability to adapt our business strategies, products, and services could harm our business.

We rely on a diversified mix of financial products and services through multiple distribution channels. Our success depends on our and our third-party providers' of products and services abilities to adapt our business strategies, products, and services and their respective features in a timely manner, including available payment processing services and technology to rapidly evolving industry standards and consumer preferences.

The widespread adoption and rapid evolution of emerging technologies, including artificial intelligence, analytic capabilities, self-service digital trading platforms and automated trading markets, internet services, and digital assets, such as central bank digital currencies, cryptocurrencies (including stablecoins), tokens, and other cryptoassets that utilize distributed ledger technology (DLT), as well as DLT in payment, clearing, and settlement processes creates additional risks, could negatively impact our ability to compete, and require substantial expenditures to the extent we were to modify or adapt our existing products and services. As such new technologies evolve and mature, our businesses and results of operations could be adversely impacted, including as a result of the introduction of new competitors to the payment ecosystem and increased volatility in deposits and significant long-term reduction in deposits. In addition, cloud technologies are also critical to the operation of our systems, and our reliance on cloud technologies is growing. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition, and results of operations.

Also, we may not be timely or successful in developing or introducing new products and services, integrating new products or services into our existing offerings, responding, managing, or adapting to changes in consumer behavior, preferences, spending, investing and saving habits, achieving market acceptance of our products and services, or reducing costs in response to pressures to deliver products and services at lower prices. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of new products or services. The Company's, or its third-party providers', inability or resistance to timely innovate or adapt its operations, products, and services to evolving industry standards and consumer preferences could result in service disruptions and harm our business and adversely affect our results of operations and reputation.

Furthermore, any new products, services, or technology could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business, financial condition, and results of operations.

Our directors, executive officers, and principal shareowners, if acting together, have substantial control over all matters requiring shareowner approval, including changes of control. Because Mr. William G. Smith, Jr. is a principal shareowner and our Chairman, President, and Chief Executive Officer and Chairman of CCB, he has substantial control over all matters on a day-to-day basis.

Our directors, executive officers, and principal shareowners beneficially owned approximately 19.2% of the outstanding shares of our common stock at December 31, 2023. William G. Smith, Jr., our Chairman, President and Chief Executive Officer beneficially owned 17.2% of our shares as of that date. Accordingly, these directors, executive officers, and principal shareowners, if acting together, may be able to influence or control matters requiring approval by our shareowners, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. Moreover, because William G. Smith, Jr. is the Chairman, President, and Chief Executive Officer of CCBG and Chairman of CCB, he has substantial control over all matters on a day-to-day basis, including the nomination and election of directors.

These directors, executive officers, and principal shareowners may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareowners of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our common stock. You may also have difficulty changing management, the composition of the Board of Directors, or the general direction of our Company.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including a sale or merger of CCBG.

CCBG is registered with the Federal Reserve as a financial holding company under the Bank Holding Company Act, or BHC Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The GLBA, the BHC Act, and other federal laws subject financial holding companies to restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareowner action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareowners. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

- Supermajority voting requirements to remove a director from office;
- Provisions regarding the timing and content of shareowner proposals and nominations;
- Supermajority voting requirements to amend Articles of Incorporation unless approval is received by a majority of "disinterested directors";
- Absence of cumulative voting; and
- Inability for shareowners to take action by written consent.

Damage to our reputation could harm our businesses, including our competitive position and business prospects.

Reputation risk, or the risk to our earnings, liquidity, and capital from negative public opinion, is inherent in our business. Negative public opinion could adversely affect our ability to attract and retain customers, clients, investors and associates and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or alleged conduct and can arise from various sources, including (a) officer, director or associate fraud, misconduct, and unethical behavior; (b) security breaches; (c) litigation or regulatory outcomes; (d) compensation practices; (e) lending practices; (f) branching strategy; (g) the suitability or reasonableness of recommending particular trading or investment strategies, including the reliability of our research and models; (h) prohibiting clients from engaging in certain transactions; (h) associate sales practices; (i) failure to deliver products and services; (j) subpar standards of service and quality expected by our customers, clients, and the community; (k) compliance failures; (l) mergers and acquisitions; (m) the inability to manage technology change or maintain effective data management; (n) cyber incidents; (o) internal and external fraud (including check fraud and debit card and credit card fraud); (p) inadequacy of responsiveness to internal controls; (q) unintended disclosure of personal, proprietary or confidential information; (r) failure (or perceived failure) to identify and manage actual and potential conflicts of interest; (s) breach of fiduciary obligations; (t) the handling of health emergencies or pandemics, (u) the activities of our clients, customers, counterparties, and third parties, including vendors; (v) our environmental, social, and governance practices and disclosures, including practices and disclosures related to climate change; (w) our response (or lack of response) to social and sustainability concerns; and (x) actions by the financial services industry generally or by certain members or individuals in the industry. In addition, adverse publicity or negative information posted on social media by associates, the media or otherwise, whether or not factually correct, may adversely impact our reputation. Harm to our reputation may adversely and materially affect our competitive position, business prospects, and financial results.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our Company, including financial, operational, market, regulatory, technology, legal, and reputational. Cybersecurity risk is a critical component of our technology risk management program, specifically our information security program given the increasing reliance on technology and potential of cyber risk threats. Our Chief Information Security Officer ("CISO") is primarily responsible for coordinating the various aspects of the information security program with cross-functional support teams. The Chief Operating Officer ("COO"), management risk committees, and the Board of Directors provide oversight of the program and its activities.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse systems or information. Our cybersecurity risk management infrastructure is designed around regulatory guidance, other industry standards and the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, although this does not imply that we meet all technical standards, specification, or requirements under the NIST. Our CISO and Information Security Officer ("ISO") along with key members of their respective teams, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. Our information security program and cyber risk management policies and procedures are periodically reviewed by the CISO and ISO with the goal of addressing changing threats and conditions.

The parts of our information security program relating to cybersecurity are built on a multi-layered and integrated defense model and include the following processes:

▪ **Risk-based controls for information systems and information on our networks:** We maintain risk management processes designed to identify, assess, and manage cybersecurity risks associated with external service providers and the services we provide to our clients. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We seek to maintain a risk management infrastructure that implements physical, administrative and technical controls that are designed, based on risk, to protect our information systems and the information stored on our networks, including personal information, intellectual property and proprietary information of our Company and our clients.

- **Incident response program:** We have an incident response program and dedicated teams to respond to cybersecurity, physical and administrative incidents. When a cybersecurity incident occurs, we have cross-functional teams that are responsible for leading the initial assessment of priority and severity and communicating material cybersecurity incidents to the appropriate members of management and the Board of Directors.
- **Training and testing:** We have established processes and systems designed to mitigate cybersecurity risk, including regular and on-going education and training for associates, preparedness simulations and tabletop exercises, and recovery and resilience tests. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections.
- **Internal and external risk assessments:** We engage in regular assessments of our infrastructure, software systems, and network architecture using internal experts and third-party specialists. Our internal auditor and other independent external partners will periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management processes.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks and, while we have experienced cybersecurity incidents in the past, to date, risks from cybersecurity threats have not materially affected our Company. For further discussion of risks from cybersecurity threats, see Item 1A. Risk Factors under the section captioned "Cybersecurity incidents, including security breaches and failures of our information systems could significantly disrupt our business, result in the unintended disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses."

Governance

Our CISO is responsible for managing our Corporate Security Department and overseeing our information security program, including cybersecurity risks. The CISO reports the day-to-day status of the program to the COO who in turn reports to our Bank President. On a quarterly basis, and as needed, the CISO reports the status of the program, notable threats or incidents, and other developments related to information security and cybersecurity risks to our Operations Risk Oversight Committee ("OROC") and to our Enterprise Risk Oversight Committee ("ROC"). The CISO also provides reports to our Board of Directors at least annually on the status of the information security program and risks, notable threats and incidents, and other developments related to cybersecurity. In addition, the CISO provides more frequent reports to the Audit Committee on the aforementioned activities, including remediation efforts and the status of incident response, as needed.

Item 2. Properties

We are headquartered in Tallahassee, Florida. Our executive office is in the Capital City Bank building located on the corner of Tennessee and Monroe Streets in downtown Tallahassee. The building is owned by CCB, but is located on land leased under a long-term agreement.

At December 31, 2023, Capital City Bank had 63 banking offices. Of these locations, we lease the land, buildings, or both at 13 locations and own the land and buildings at the remaining 50. CCHL had 30 loan production offices, 29 of which were leased. Capital City Strategic Wealth, LLC. maintained five offices, all of which were leased.

Item 3. Legal Proceedings

We are party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on our consolidated results of operations, financial position, or cash flows.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Shareowner Matters, and Issuer Purchases of Equity Securities

Common Stock Market Prices and Dividends

Our common stock trades on the Nasdaq Global Select Market under the symbol "CCBG." We had a total of 1,080 shareowners of record at January 31, 2024.

The following table presents the range of high and low closing sales prices reported on the Nasdaq Global Select Market and cash dividends declared for each quarter during the past two years.

	2023				2022			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Common stock price:								
High	$ 32.56	$ 33.44	$ 34.16	$ 36.86	$ 36.23	$ 33.93	$ 28.55	$ 28.88
Low	26.12	28.64	28.03	28.18	31.14	27.41	24.43	25.96
Close	29.43	29.83	30.64	29.31	32.50	31.11	27.89	26.36
Cash dividends per share	0.20	0.20	0.18	0.18	0.17	0.17	0.16	0.16

Florida law and Federal regulations impose restrictions on our ability to pay dividends and limitations on the amount of dividends that the Bank can pay annually to us. See Item 1. "Capital; Dividends; Sources of Strength" and "Dividends" in the Business section on page 11 and 13, Item 1A. "Market Risks" in the Risk Factors section on page 19, Item 7. "Liquidity and Capital Resources – Dividends" – in Management's Discussion and Analysis of Financial Condition and Operating Results on page 56 and Note 17 in the Notes to Consolidated Financial Statements.

Performance Graph

This performance graph compares the cumulative total shareowner return on our common stock with the cumulative total shareowner return of the Nasdaq Composite Index and the S&P U.S. Small Cap Banks Index for the past five years. The graph assumes that $100 was invested on December 31, 2018 in our common stock and each of the above indices, and that all dividends were reinvested. The shareowner return shown below represents past performance and should not be considered indicative of future performance.



		Period Ending				
Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Capital City Bank Group, Inc.	$ 100.00	$ 133.95	$ 110.72	$ 121.82	$ 153.27	$ 142.32
Nasdaq Composite	100.00	136.69	198.10	242.03	163.28	236.17
SNL $1B-$5B Bank Index	100.00	125.46	113.94	158.62	139.85	140.55

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table contains information about all purchases made during the fourth quarter of 2023 by, or on behalf of, us and any affiliated purchaser (as defined in Rule 10b-18(a)(3) under the Exchange Act) of shares or other units of any class of our equity securities that is registered pursuant to Section 12 of the Exchange Act.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of our share repurchase program[1]	Maximum Number of shares that may yet be purchased under our share repurchase program
October 1, 2023 to October 31, 2023	4,000	$28.05	4,000	466,901
November 1, 2023 to November 30, 2023	16,391	$29.07	16,391	450,510
December 1, 2023 to December 31, 2023	-	-	-	450,510
Total	20,391	$30.24	20,391	450,510

(1) This balance represents the number of shares that were repurchased during the fourth quarter of 2023 through the Capital City Bank Group, Inc. Share Repurchase Program (the "Program"), which was approved on January 31, 2019 for a five year period, under which we were authorized to repurchase up to 750,000 shares of our common stock. The Program is flexible and shares are acquired from the public markets and other sources using free cash flow. No shares are repurchased outside of the Program.

Item 6.   Selected Financial Data

(Dollars in Thousands, Except Per Share Data)		2023		2022		2021
Interest Income	$	181,068	$	131,910	$	106,351
Net Interest Income		158,988		125,022		102,861
Provision for Credit Losses		9,714		7,494		(1,553)
Noninterest Income		71,610		75,181		107,545
Noninterest Expense[1]		157,023		151,634		162,508
Pre-Tax Loss (Income) Attributable to Noncontrolling Interests[2]		1,437		135		(6,220)
Net Income Attributable to Common Shareowners		52,258		33,412		33,396
Per Common Share:						
Basic Net Income	$	3.08	$	1.97	$	1.98
Diluted Net Income		3.07		1.97		1.98
Cash Dividends Declared		0.76		0.66		0.62
Diluted Book Value		25.92		22.73		22.63
Diluted Tangible Book Value[3]		20.45		17.27		17.12
Performance Ratios:						
Return on Average Assets		1.22 %		0.77 %		0.84 %
Return on Average Equity		12.40		8.81		9.92
Net Interest Margin (FTE)		4.05		3.14		2.83
Noninterest Income as % of Operating Revenues		31.05		37.55		51.11
Efficiency Ratio		67.99		75.62		77.11
Asset Quality:						
Allowance for Credit Losses ("ACL")	$	29,941	$	25,068	$	21,606
ACL to Loans Held for Investment ("HFI")		1.10 %		0.98 %		1.12 %
Nonperforming Assets ("NPAs")		6,243		2,728		4,339
NPAs to Total Assets		0.15		0.06		0.10
NPAs to Loans HFI plus OREO		0.23		0.11		0.22
ACL to Non-Performing Loans		479.70		1091.33		499.93
Net Charge-Offs to Average Loans HFI		0.18		0.18		-0.03
Capital Ratios:						
Tier 1 Capital		15.37 %		14.27 %		16.14 %
Total Capital		16.57		15.30		17.15
Common Equity Tier 1 Capital		13.52		12.38		13.86
Tangible Common Equity[3]		8.26		6.65		6.95
Leverage		10.30		8.91		8.95
Equity to Assets		10.24		8.57		8.99
Dividend Pay-Out		24.76		33.50		31.31
Averages for the Year:						
Loans Held for Investment	$	2,656,394	$	2,189,440	$	2,000,563
Earning Assets		3,933,800		3,989,248		3,652,486
Total Assets		4,278,686		4,332,302		3,984,064
Deposits		3,669,612		3,763,336		3,406,886
Shareowners' Equity		421,482		379,290		336,821
Year-End Balances:						
Loans Held for Investment	$	2,733,918	$	2,547,685	$	1,931,465
Earning Assets		3,957,452		4,177,177		3,949,111
Total Assets		4,304,477		4,519,223		4,263,849
Deposits		3,701,822		3,939,317		3,712,862
Shareowners' Equity		440,625		387,281		383,166
Other Data:						
Basic Average Shares Outstanding		16,987,167		16,950,810		16,862,932
Diluted Average Shares Outstanding		17,022,922		16,984,740		16,892,947
Shareowners of Record[4]		1,080		1,124		1,157
Banking Locations[4]		63		59		57
Full-Time Equivalent Associates[4][5]		970		992		954

[1] For 2023, 2022 and 2021, includes pension settlement gain of $0.3 million, charge of $2.3 million and $3.1 million, respectively.

[2] Acquired 51% membership interest in Brand Mortgage Group, LLC, re-named as Capital City Home Loans, LLC, on March 1, 2020 - fully consolidated.

[3] Diluted tangible book value and tangible common equity ratio are non-GAAP financial measures. For additional information, including a reconciliation to GAAP, refer to page 42.

[4] As of January 31st of the following year.

[5] Reflects 970 full-time equivalent associates that includes 178 full-time equivalent associates at CCHL.

NON-GAAP FINANCIAL MEASURES

We present a tangible common equity ratio and a tangible book value per diluted share that, in each case, removes the effect of goodwill that resulted from merger and acquisition activity. We believe these measures are useful to investors because it allows investors to more easily compare our capital adequacy to other companies in the industry. The generally accepted accounting principles ("GAAP") to non-GAAP reconciliation for selected year-to-date financial data is provided below.

Non-GAAP Reconciliation - Selected Financial Data

(Dollars in Thousands, except per share data)		**2023**	**2022**	**2021**
Shareowners' Equity (GAAP)		$ 440,625	$ 387,281	$ 383,166
Less: Goodwill and Other Intangibles (GAAP)		92,933	93,093	93,253
Tangible Shareowners' Equity (non-GAAP)	A	347,692	294,188	289,913
Total Assets (GAAP)		4,304,477	4,519,223	4,263,849
Less: Goodwill and Other Intangibles (GAAP)		92,933	93,093	93,253
Tangible Assets (non-GAAP)	B	$ 4,211,544	$ 4,426,130	$ 4,170,596
Tangible Common Equity Ratio (non-GAAP)	**A/B**	**8.26%**	**6.65%**	**6.95%**
Actual Diluted Shares Outstanding (GAAP)	C	17,000,758	17,039,401	16,935,389
Tangible Book Value per Diluted Share (non-GAAP)	**A/C**	**20.45**	**17.27**	**17.12**

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis ("MD&A") provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes included in the Annual Report on Form 10-K. The MD&A is divided into subsections entitled "Business Overview," "Executive Overview," "Results of Operations," "Financial Condition," "Liquidity and Capital Resources," "Off-Balance Sheet Arrangements," and "Accounting Policies." The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2023 compares with prior years. Throughout this section, Capital City Bank Group, Inc., and its subsidiaries, collectively, are referred to as "CCBG," "Company," "we," "us," or "our."

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including this MD&A section, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "vision," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and *Item 1A Risk Factors* of this Annual Report for a discussion of factors that could cause our actual results to differ materially from those in the forward-looking statements.

However, other factors besides those listed in *Item 1A Risk Factors* or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

BUSINESS OVERVIEW

Our Business

We are a financial holding company headquartered in Tallahassee, Florida, and we are the parent of our wholly owned subsidiary, Capital City Bank (the "Bank" or "CCB"). We provide a full range of banking services, including traditional deposit and credit services, mortgage banking, asset management, trust, merchant services, bankcards, securities brokerage services and financial advisory services, including the sale of life insurance, risk management, and asset protection services. The Bank has 63 banking offices and 103 ATMs/ITMs in Florida, Georgia and Alabama. Through Capital City Home Loans, LLC ("CCHL"), we have 29 additional offices in the Southeast for our mortgage banking business. Please see the section captioned "About Us" beginning on page 4 for more detailed information about our business.

Our profitability, like most financial institutions, is dependent, to a large extent upon net interest income, which is the difference between the interest and fees received on interest earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Results of operations are also affected by the provision for credit losses, operating expenses such as salaries and employee benefits, occupancy, and other operating expenses including income taxes, and noninterest income such as mortgage banking revenues, wealth management fees, deposit fees, and bank card fees.

Strategic Review

Operating Philosophy. Our philosophy is to build long-term client relationships based on quality service, high ethical standards, and safe and sound banking practices. We maintain a locally oriented, community-based focus, which is augmented by experienced, centralized support in select specialized areas. Our local market orientation is reflected in our network of banking office locations, experienced community executives with a dedicated President for each market, and community boards which support our focus on responding to local banking needs. We strive to offer a broad array of sophisticated products and to provide quality service by empowering associates to make decisions in their local markets.

Strategic Initiatives. In 2021, we initiated a new five-year strategic plan "2025 In Focus" that guides us in the areas of client experience, channel optimization, market expansion, and culture. As part of 2025 In Focus, we aim to take our brand of relationship banking to the next level, further deepen relationships within our communities, expand into new higher growth markets, diversify our revenue sources, invest in new technology that will support the expansion of client relationships, scale within our lines of business, and drive higher profitability. We have implemented initiatives in support of the strategic plan, including the implementation of an integrated marketing software aimed at deepening client relationships, continued our comprehensive review of our banking office network, continued expansion into new markets and further diversification of revenues by expanding our residential mortgage banking and wealth businesses.

Markets. We maintain a blend of large and small markets in Florida and Georgia, all in close proximity to major interstate thoroughfares such as Interstates 10 and 75. Our larger markets include Tallahassee (Leon County, Florida), Gainesville (Alachua County, Florida), Macon (Bibb County, Georgia), and Suncoast (Hernando/Pasco/Citrus Counties, Florida). The larger employers in these markets are state and local governments, healthcare providers, educational institutions, and small businesses, providing stability and good growth dynamics that have historically grown in excess of the national average. We serve an additional fourteen smaller, less competitive, rural markets located on the outskirts of, and centered between, our larger markets where we are positioned as a market leader. In 7 of 11 markets in Florida and two of four Georgia markets (excluding Northern Arc of Atlanta markets entered into in 2022 and 2023), we frequently rank within the top four banks in terms of deposit market share. Furthermore, in the counties in which we operate, we maintain an 7.7% deposit market share in the Florida counties and 5.5% in the Georgia counties (excluding Northern Arc of Atlanta). Our markets provide for a strong core deposit funding base, a key differentiator and driver of our profitability and franchise value.

Recent Acquisition/Expansion Activity. We have continued our expansion into the Northern Arc of Atlanta, Georgia by opening full-service offices in Marietta (Cobb County) in the fourth quarter of 2022 and Duluth (Gwinnett County) in the second quarter of 2023. Additionally, we expanded our presence in the Florida Panhandle by opening a full-service office in Watersound, Florida in the first quarter of 2023 and Panama City, Florida (Lynn Haven) in the first quarter of 2024 and we plan to open another full-service office in Panama City, Florida (West Bay) in the second half of 2024. To expand our presence and commitment to our Gainesville market, we opened a third full-service banking office in the area in early 2023. During 2022 and 2023, we hired leadership and banking teams in the Northern Arc and Walton County office markets, including commercial bankers, retail delivery support, private banking, wealth advisors, and treasury professionals. Further, CCHL loan originators will reside in the Northern Arc and Walton County offices.

On March 1, 2020, CCB acquired a 51% membership interest in Brand Mortgage Group, LLC ("Brand") which is now operated as CCHL, a consolidated entity in the Company's financial statements. The terms of the transaction included a buyout call/put option for CCB to purchase the remaining 49% of the membership interests in CCHL ("the 49% Interest") that are held by BMGBMG, LLC ("BMG"). The option requires 12 months advance notice to the other party, and under the terms of the option, January 1, 2025 is the earliest date the transfer of the 49% Interest may be completed. On December 20, 2023, BMG notified CCB that BMG will exercise its put option and the transfer of the 49% Interest will become effective on January 1, 2025.

EXECUTIVE OVERVIEW

For 2023, net income attributable to common shareowners totaled $52.3 million, or $3.07 per diluted share, compared to net income of $33.4 million, or $1.97 per diluted share, for 2022, and $33.4 million, or $1.98 per diluted share, for 2021.

The increase in net income attributable to common shareowners for 2023 reflected higher net interest income of $34.0 million that was partially offset by higher noninterest expense of $5.4 million, higher income taxes of $5.2 million, lower noninterest income of $3.6 million, and a $2.2 million increase in the provision for credit losses. Net income attributable to common shareowners included a $1.3 million increase in the deduction to record the 49% non-controlling interest in the earnings of CCHL.

The increase in net income attributable to common shareowners for 2022 was attributable to higher net interest income of $22.2 million, lower noninterest expense of $10.9 million, and lower income taxes of $1.9 million, partially offset by a $9.0 million increase in the provision for credit losses and lower noninterest income of $32.4 million. Net income attributable to common shareowners included a $6.4 million increase in the deduction to record the 49% non-controlling interest in the earnings of CCHL.

Below are **Summary Highlights** of our 2023 financial performance:

- *Tax-equivalent net interest income totaled $159.4 million for 2023 compared to $125.3 million for 2022 driven by strong loan growth and higher interest rates, partially offset by higher deposit cost which was well controlled at 48 basis points for the year – net interest margin was 4.05% for 2023 compared to 3.14% for 2022*
- *Credit quality metrics remained strong throughout the year – allowance coverage ratio increased from 0.98% to 1.10% - net loan charge-offs were 18 basis points of average loans for both periods*
- *Noninterest income decreased $3.6 million, or 4.8%, driven by lower wealth management fees reflective of lower insurance commissions (large policy sales in 2022) and mortgage banking revenues (lower residential loan originations attributable to the higher interest rate environment)*
- *Noninterest expense increased $5.4 million, or 3.6%, primarily due to higher compensation and occupancy expense reflective of the addition of staffing and banking offices in our new markets*

- *Loan balances grew $467.0 million, or 21.3% (average), and $186.2 million, or 7.3% (end of period)*
- *Deposit balances (including repurchase agreements) declined by $81.9 million, or 2.2% (average), and decreased $217.1 million, or 5.5% (end of period)*
- *Tangible book value per share increased $3.18, or 18.4%, driven by strong earnings and favorable investment security and pension plan accumulated other comprehensive loss adjustments*

For more detailed information, refer to the following additional sections of the MD&A "Results of Operations" and "Financial Condition".

RESULTS OF OPERATIONS

A condensed earnings summary for the last three fiscal years is presented in Table 1 below:

Table 1
CONDENSED SUMMARY OF EARNINGS

(Dollars in Thousands, Except Per Share Data)	2023	2022	2021
Interest Income	$ 181,068	$ 131,910	$ 106,351
Taxable Equivalent Adjustments	367	325	349
Total Interest Income (FTE)	181,435	132,235	106,700
Interest Expense	22,080	6,888	3,490
Net Interest Income (FTE)	159,355	125,347	103,210
Provision for Credit Losses	9,714	7,494	(1,553)
Taxable Equivalent Adjustments	367	325	349
Net Interest Income After Provision for Credit Losses	149,274	117,528	104,414
Noninterest Income	71,610	75,181	107,545
Noninterest Expense	157,023	151,634	162,508
Income Before Income Taxes	63,861	41,075	49,451
Income Tax Expense	13,040	7,798	9,835
Pre-Tax Income Attributable to Noncontrolling Interests	1,437	135	(6,220)
Net Income Attributable to Common Shareowners	$ 52,258	$ 33,412	$ 33,396
Basic Net Income Per Share	$ 3.08	$ 1.97	$ 1.98
Diluted Net Income Per Share	$ 3.07	$ 1.97	$ 1.98

Net Interest Income and Margin

Net interest income represents our single largest source of earnings and is equal to interest income and fees generated by earning assets, less interest expense paid on interest bearing liabilities. We provide an analysis of our net interest income, including average yields and rates in Tables 2 and 3 below. We provide this information on a "taxable equivalent" basis to reflect the tax-exempt status of income earned on certain loans and investments.

For 2023, our taxable equivalent net interest income totaled $159.4 million compared to $125.3 million in 2022 and $103.2 million in 2021. The $34.1 million, or 27.2%, increase in 2023 reflected loan growth and higher interest rates across a majority of our earning assets, partially offset by higher deposit interest expense. The $22.1 million, or 21.4%, increase in 2022 was primarily due to strong loan growth, higher interest rates, and growth in the investment portfolio.

For 2023, our taxable equivalent interest income totaled $181.4 million compared to $132.2 million in 2022 and $106.7 million in 2021. The $49.2 million, or 37.2%, increase in 2023 and the $25.5 million, or 23.9%, increase in 2022 reflected an overall improved earning asset mix and higher interest rates on earning assets.

For 2023, interest expense totaled $22.1 million compared to $6.9 million in 2022 and $3.5 million in 2021. The $15.2 million, or 220.3%, increase in 2023 was primarily attributable to a $9.6 million increase in NOW account interest expense and $3.5 million increase in money market account expense. The increase in NOW account expense reflected an increase in expense for our commercial accounts that have a managed rate that was increased during the year reflective of higher interest rates. The shift in balances from noninterest bearing to the NOW product also contributed to the increase. The increase in the expense for money market accounts reflected adjustment to our board and managed rates for this product also reflective of higher interest rates. For 2022, the $3.4 million, or 97.4%, increase was primarily attributable to higher NOW account expense related to our negotiated rate commercial accounts that were tied to an index until mid-2022 and then migrated to a managed rate product. To a lesser extent, higher interest expense for our variable rate short-term borrowings (warehouse line of credit for mortgage banking) and subordinated notes contributed to the increase in 2022.

Our cost of interest bearing deposits was 81 basis points in 2023, 17 basis points in 2022, and 4 basis points in 2021. Our total cost of deposits (including noninterest bearing accounts) was 48 basis points in 2023, 9 basis points in 2022, and 2 basis points in 2021. Our total cost of funds (interest expense/average earning assets) was 56 basis points in 2023, 17 basis points in 2022, and 10 basis points in 2021.

Our interest rate spread (defined as the taxable-equivalent yield on average earning assets less the average rate paid on interest bearing liabilities) was 3.63% in 2023, 3.00% in 2022, and 2.75% in 2021. Our net interest margin (defined as taxable-equivalent interest income less interest expense divided by average earning assets) was 4.05% in 2023, 3.14% in 2022, and 2.83% in 2021. The increase in the interest rate spread and net interest margin in 2023 and 2022 reflected an improved earning asset mix, higher yields across a majority of our earning assets due to the rapid increase in interest rates, and good control of our deposit cost.

During 2023, the Federal Open Market Committee ("FOMC") raised interest rates 100 basis points, putting the federal funds target rate at a range of 5.25%-5.50%, compared to a range of 4.25%-4.50% at the end of 2022. Our asset sensitive position, with strong core deposit funding and ample liquidity provided benefits as interest rates increased.

Table 2
AVERAGE BALANCES AND INTEREST RATES

(Taxable Equivalent Basis - Dollars in Thousands)	2023 Average Balance	2023 Interest	2023 Average Rate	2022 Average Balance	2022 Interest	2022 Average Rate	2021 Average Balance	2021 Interest	2021 Average Rate
ASSETS									
Loans Held for Sale[1][2]	$ 55,510	$ 3,232	5.82 %	$ 48,502	$ 2,175	4.49 %	$ 78,328	$ 2,555	3.24 %
Loans Held for Investment[1][2]	2,656,394	149,366	5.62	2,189,440	104,578	4.78	2,000,563	94,332	4.76
Investment Securities									
Taxable Investment Securities	1,016,550	18,652	1.83	1,098,876	15,917	1.45	778,953	8,724	1.12
Tax-Exempt Investment Securities[2]	2,199	59	2.68	2,668	54	2.03	3,772	91	2.39
Total Investment Securities	1,018,749	18,711	1.83	1,101,544	15,971	1.45	782,725	8,815	1.12
Fed Funds Sold & Int Bearing Dep	203,147	10,126	4.98	649,762	9,511	1.46	790,870	998	0.13
Total Earning Assets	3,933,800	181,435	4.61 %	3,989,248	132,235	3.32 %	3,652,486	106,700	2.92 %
Cash & Due From Banks	75,786			76,929			72,409		
Allowance for Credit Losses	(28,190)			(21,688)			(22,960)		
Other Assets	297,290			287,813			282,129		
TOTAL ASSETS	$ 4,278,686			$ 4,332,302			$ 3,984,064		
LIABILITIES									
Noninterest Bearing Deposits	$ 1,507,657			$ 1,691,132			$ 1,523,717		
NOW Accounts	1,172,861	12,375	1.06 %	1,065,838	2,799	0.26 %	965,320	294	0.03 %
Money Market Accounts	299,581	3,670	1.22	283,407	203	0.07	278,606	134	0.05
Savings Accounts	592,033	598	0.10	628,313	309	0.05	537,023	263	0.05
Time Deposits	97,480	939	0.96	94,646	133	0.14	102,220	148	0.14
Total Interest Bearing Deposits	2,161,955	17,582	0.81 %	2,072,204	3,444	0.17 %	1,883,169	839	0.04 %
Total Deposits	3,669,612	17,582	0.48	3,763,336	3,444	0.09	3,406,886	839	0.02
Repurchase Agreements	19,917	513	2.57	8,095	14	0.17	5,762	2	0.03
Short-Term Borrowings	24,146	1,538	6.37	32,388	1,747	5.40	47,749	1,360	2.54
Subordinated Notes Payable	52,887	2,427	4.53	52,887	1,652	3.08	52,887	1,228	2.29
Other Long-Term Borrowings	408	20	4.77	665	31	4.62	1,887	63	3.33
Total Interest Bearing Liabilities	2,259,313	22,080	0.98 %	2,166,239	6,888	0.32 %	1,991,454	3,490	0.18 %
Other Liabilities	81,842			85,684			111,567		
TOTAL LIABILITIES	3,848,812			3,943,055			3,626,738		
Temporary Equity	8,392			9,957			20,505		
TOTAL SHAREOWNERS' EQUITY	421,482			379,290			336,821		
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREOWNERS' EQUITY	$ 4,278,686			$ 4,332,302			$ 3,984,064		
Interest Rate Spread			3.63 %			3.00 %			2.75 %
Net Interest Income		$ 159,355			$ 125,347			$ 103,210	
Net Interest Margin[3]			4.05 %			3.14 %			2.83 %

[1] Average balances include net loan fees, discounts and premiums, and nonaccrual loans. Interest income includes loan fees of $0.05 million for 2023, $0.5 million for 2022, and $6.6 million for 2021.

[2] Interest income includes the effects of taxable equivalent adjustments using a 21% tax rate.

[3] Taxable equivalent net interest income divided by average earning assets.

Table 3

RATE/VOLUME ANALYSIS[1]

(Taxable Equivalent Basis - Dollars in Thousands)	2023 vs. 2022 Increase (Decrease) Due to Change In			2022 vs. 2021 Increase (Decrease) Due to Change In			
	Total	Volume	Rate	Total	Calendar	Volume	Rate
Earnings Assets:							
Loans Held for Sale[2]	$ 1,057 $	315 $	742	$ (380) $	- $	(967) $	587
Loans Held for Investment[2]	44,788	22,304	22,484	10,247	-	8,982	1,265
Taxable Investment Securities	2,735	(1,192)	3,927	7,193	-	3,583	3,610
Tax-Exempt Investment Securities[2]	5	(10)	15	(37)	-	(27)	(10)
Funds Sold	615	(6,537)	7,152	8,513	-	(178)	8,691
Total	$ 49,200 $	14,880 $	34,320	25,536 $	- $	11,393 $	14,143
Interest Bearing Liabilities:							
NOW Accounts	$ 9,576 $	281 $	9,295	2,505 $	- $	31 $	2,474
Money Market Accounts	3,467	12	3,455	69	-	2	67
Savings Accounts	289	(18)	307	46	-	45	1
Time Deposits	806	4	802	(15)	-	(11)	(4)
Short-Term Borrowings	290	156	134	401	-	(331)	732
Subordinated Notes Payable	775	-	775	424	-	-	424
Other Long-Term Borrowings	(11)	(12)	1	(32)	-	(41)	9
Total	$ 15,192 $	423 $	14,769	3,398 $	- $	(305) $	3,703
Changes in Net Interest Income	$ 34,008 $	14,457 $	19,551	$ 22,138 $	- $	11,698 $	10,440

[1] This table shows the change in taxable equivalent net interest income for comparative periods based on either changes in average volume or changes in average rates for interest earning assets and interest bearing liabilities. Changes which are not solely due to volume changes or solely due to rate changes have been attributed to rate changes.

[2] Interest income includes the effects of taxable equivalent adjustments using a 21% tax rate to adjust on tax-exempt loans and securities and securities to a taxable equivalent basis.

Provision for Credit Losses

For 2023, we recorded a provision for credit loss expense of $9.7 million ($9.5 million expense for loans held for investment ("HFI") and $0.2 million expense for unfunded loan commitments) compared to a provision expense of $7.5 million for 2022 ($7.4 million benefit for loans HFI and $0.1 million expense for unfunded loan commitments), and a provision benefit of $1.6 million for 2021 ($2.8 million benefit for loans HFI and $1.2 million expense for unfunded loan commitments). The higher loan loss provision in 2023 was driven by loan growth. The higher level of provision in 2022 was primarily attributable to strong loan growth and weaker projected economic conditions, primarily a higher rate of unemployment. The credit loss provision in 2021 was favorably impacted by strong loan recoveries. We discuss the various factors that have impacted our provision expense in more detail under the heading Allowance for Credit Losses.

Noninterest Income

For 2023, noninterest income totaled $71.6 million, a $3.6 million decrease from 2022 and reflected decreases in wealth management fees of $1.7 million, mortgage banking revenues of $1.5 million, deposit fees of $0.8 million, and bank card fees of $0.5 million, partially offset by a $0.9 million increase in other income. The decrease in wealth management fees reflected lower insurance commissions of $2.7 million due to the sale of large policies in 2022 and was partially offset by higher trust fees of $0.5 million and retail brokerage fees of $0.5 million. The decrease in mortgage banking revenues was primarily driven by lower production volume in 2023, reflective of the rapid increase in interest rates and lower market driven gain on sale margins. Steady best efforts adjustable-rate production by CCHL during 2023 contributed to the Bank's loan growth and earnings. The decline in deposit fees reflected lower commercial account analysis fees and account service charge fees, and the reduction in bank card fees was generally due to lower card volume reflective of slower consumer spending. The increase in other income was primarily due to a $1.4 million gain from the sale of mortgage servicing rights that was partially offset by lower loan servicing income.

For 2022, noninterest income totaled $75.2 million, a $32.4 million decrease from 2021 due to lower mortgage banking revenues of $40.5 million, partially offset by higher wealth management fees of $4.4 million, deposit fees of $3.2 million, other income of $0.4 million, and bank card fees of $0.1 million. Lower mortgage banking revenues at CCHL in 2022 generally reflected a reduction in refinancing activity and, to a lesser degree, lower purchase mortgage originations primarily driven by higher interest rates. In addition, gain on sale margins were pressured due to a lower level of governmental loan originations and mandatory delivery loan sales (both of which provide a higher gain on sale percentage). Strong best efforts adjustable-rate production by CCHL during 2022 contributed to the Bank's loan growth and earnings.

Noninterest income as a percent of total operating revenues (net interest income plus noninterest income) was 31.05% in 2023, 37.55% in 2022, and 51.11% in 2021. The variance in both 2023 and 2022 reflected strong growth in net interest income and lower mortgage banking revenues. The table below reflects the major components of noninterest income.

Table 4
NONINTEREST INCOME

(Dollars in Thousands)	2023	2022	2021
Deposit Fees	$ 21,325	$ 22,121	$ 18,882
Bank Card Fees	14,918	15,401	15,274
Wealth Management Fees	16,337	18,059	13,693
Mortgage Banking Revenues	10,400	11,909	52,425
Other	8,630	7,691	7,271
Total Noninterest Income	$ 71,610	$ 75,181	$ 107,545

Significant components of noninterest income are discussed in more detail below.

Deposit Fees. For 2023, deposit fees (service charge fees, insufficient fund/overdraft fees, and business account analysis fees) totaled $21.3 million compared to $22.1 million in 2022 and $18.9 million in 2021. The $0.8 million, or 3.6%, decrease in 2023 was attributable to lower commercial account analysis fees of $0.5 million and account service charge fees of $0.3 million. The reduction in commercial account analysis fees reflected a higher earnings credit rate for commercial deposit accounts. The decrease in account service charge fees was attributable to higher debit card utilization which allows the client to forego the service charge fee if a certain number of debit card transactions is achieved. The $3.2 million, or 17.2%, increase in 2022 reflected higher account service charge fees and overdraft fees. The conversion, in the third quarter of 2021, of our remaining free checking accounts to a monthly maintenance fee account type drove the increase in account service charge fees. The increase in overdraft fees was driven by higher utilization of our overdraft service which is closely correlated (inversely) with the consumer savings rate which has declined noticeably since it substantially increased in 2021 due to the high level of governmental stimulus related to the COVID-19 pandemic.

Bank Card Fees. Bank card fees totaled $14.9 million in 2023 compared to $15.4 million in 2022 and $15.3 million in 2021. The decrease in 2023 was generally due to lower card volume reflective of overall slower consumer spending. The slight increase in 2022 reflected incremental revenues from growth in new checking accounts that was partially offset by lower transaction volume which reflected a slowdown in consumer spending.

Wealth Management Fees. Wealth management fees including both trust fees (i.e., managed accounts and trusts/estates) and retail brokerage fees (i.e., investment, insurance products, and retirement accounts) totaled $16.3 million in 2023 compared to $18.1 million in 2022 and $13.7 million in 2021. The decrease in 2023 reflected lower insurance revenues of $2.7 million that was partially offset by a $0.5 million decrease in trust fees and $0.5 million decrease in retail brokerage fees. The sale of large policies in 2022 drove the decline in insurance revenues. The increase in 2022 was primarily due to higher insurance revenues of $3.7 million and retail brokerage fees of $0.6 million. The higher level of insurance revenues reflected the acquisition of CCSW in 2021. At December 31, 2023, total assets under management ("AUM") were approximately $2.588 billion compared to $2.273 billion at December 31, 2022 and $2.324 billion at December 31, 2021. The increase in AUM in 2023 was primarily attributable to growth in assets at Capital City Investments, our retail brokerage subsidiary, reflecting increases in investments in fixed income and annuity products, and higher account values/returns reflective of the improved market returns in 2023. The decrease in AUM in 2022 generally reflected lower account values/returns reflective of volatile market conditions during the year partially offset by new account growth.

Mortgage Banking Revenues. Mortgage banking revenues totaled $10.4 million in 2023 compared to $11.9 million in 2022 and $52.4 million in 2021. The decrease in 2023 was primarily driven by lower production volume reflective of the rapid increase in interest rates and lower market driven gain on sale margins which continued to be under pressure in 2023. 2022 revenues reflected a reduction in refinancing activity, and, to a lesser degree, lower purchase mortgage originations primarily driven by higher interest rates. In addition, gain on sale margins were pressured due to a lower level of governmental loan originations and mandatory delivery loan sales (both of which provide a higher gain on sale percentage). Throughout 2023 and 2022, best efforts origination volume allowed us to book a steady flow of adjustable-rate residential loans in our portfolio which contributed to loan growth and earnings. In addition, continued stability in our construction/permanent loan program partially offset the slowdown in secondary market originations. We provide a detailed overview of our mortgage banking operation, including a detailed break-down of mortgage banking revenues, mortgage servicing activity, and warehouse funding within Note 4 - Mortgage Banking Activities in the Notes to Consolidated Financial Statements.

Other. Other noninterest income totaled $8.6 million in 2023 compared to $7.7 million in 2022 and $7.3 million in 2021. The $0.9 million increase in 2023 was due to a $1.4 million gain from the sale of mortgage servicing rights that was partially offset by lower loan servicing income which reflected the aforementioned sale. The $0.4 million increase in 2022 was primarily attributable to a $0.4 million increase in miscellaneous income, primarily from a $0.2 million gain on the termination of a lease.

Noninterest Expense

For 2023, noninterest expense totaled $157.0 million compared to $151.6 million for 2022 and reflected increases in occupancy expense of $3.1 million and compensation expense of $2.3 million. The increase in occupancy expense was primarily driven by the addition of four new banking offices in mid-to-late 2022 and early 2023, and, to a lesser extent, higher expense for property insurance (increased premiums) and maintenance agreements (network and security upgrades). The increase in compensation expense reflected a $4.7 million increase in salary expense that was partially offset by a $2.4 million decrease in associate benefit expense. The increase in salary expense was primarily due to a $3.6 million increase in base salaries (primarily the addition of staffing in new markets and annual merit), a $3.0 million decrease in realized cost (credit offset to salary expense - lower new residential loan originations in 2023), and higher incentive expense of $1.2 million that was partially offset by lower commission expense of $3.3 million (lower residential loan originations and insurance policy sales in 2023). The decrease in associate benefit expense reflected a $2.9 million decrease in pension plan service cost expense that was partially offset by a $0.5 million increase in associate insurance expense (higher premiums). The net variance in other expense was primarily due to lower expenses for OREO of $1.6 million (gain from the sale of a banking office) and miscellaneous expense of $1.2 million (mortgage servicing asset amortization of $1.0 million - mid-2023 sale of servicing rights). Further, there was no pension settlement expense in 2023 whereas we realized $2.3 million in total pension settlement expense in 2022. These favorable variances were partially offset by increases in pension – other expense (non-service component) of $3.0 million, professional fees of $0.8 million (one-time consulting expense related to our core processor outsourcing contract negotiation), insurance – other (FDIC insurance fees) of $0.7 million, processing fees of $0.5 million, and legal fees of $0.3 million. For comparison purposes, the service cost component of our pension plan expense is reflected in associate benefit expense and the non-service component and any settlement expenses are reflected in other expense. For 2023, our total pension expense was $3.3 million compared to $5.7 million in 2022 which included $2.3 million in pension settlement expense due to a higher level of retirements.

For 2022, noninterest expense totaled $151.6 million, a $10.9 million decrease from 2021, due to a decrease in compensation expense of $10.0 million and other expense of $1.6 million, partially offset by an increase in occupancy expense of $0.6 million. The decrease in compensation expense was primarily due to a decrease in salary expense of $10.6 million that was partially offset by an increase in associate benefit expense of $0.6 million. The variance in salary expense was primarily due to higher realized loan cost of $7.7 million and lower variable/performance-based compensation of $4.5 million, partially offset by higher base salary expense of $1.8 million (merit and new market staffing additions). The increase in associate benefit expense was primarily attributable to an increase in associate insurance expense (utilized self-insurance reserves in 2021) of $0.4 million and stock compensation expense of $0.7 million, partially offset by lower pension service cost expense of $0.6 million. The decrease in other expense was primarily due to lower pension plan related costs, including a decrease of $4.9 million for the non-service cost component of our pension plan (reflected in pension – other) attributable to the utilization of a lower discount rate for plan liabilities and a decrease of $0.8 million for pension plan settlement expense. These favorable variances were partially offset by an increase in other real estate expense of $1.2 million, travel/entertainment and advertising costs of $1.3 million (return to pre-pandemic levels and market expansion), miscellaneous expense of $1.5 million (other losses of $0.9 million (primarily debit card and check fraud) and VISA share swap conversion ratio payments of $0.4 million), and insurance – other of $0.3 million (FDIC insurance fees). Gains from the sale of two banking offices in 2021 drove the increase in other real estate expense. The increase in occupancy expense is related to lease expense for four new banking offices added in 2022 and various software purchases, including network security and end of life upgrades. For 2021, our total pension expense was $12.0 million and reflected the utilization of a lower discount rate for plan liabilities reflective of the low rate environment at that time.

Our operating efficiency ratio (expressed as noninterest expense as a percent of taxable equivalent net interest income plus noninterest income) was 67.99%, 75.62% and 77.11% in 2023, 2022 and 2021, respectively. The decrease in this metric for 2023 and 2022 was primarily driven by higher taxable equivalent net interest income (refer to caption headed Net Interest Income and Margin). For 2022, lower noninterest expense also contributed to the decrease.

Expense management is an important part of our culture and strategic focus. We will continue to review and evaluate opportunities to optimize our delivery operations and invest in technology that provides favorable returns/scale and/or mitigates risk. The table below reflects the major components of noninterest expense.

Table 5

NONINTEREST EXPENSE

(Dollars in Thousands)	2023	2022	2021
Salaries	$ 79,278	$ 74,590	$ 85,211
Associate Benefits	14,509	16,929	16,259
Total Compensation	93,787	91,519	101,470
Premises	13,033	11,184	10,879
Equipment	14,627	13,390	13,053
Total Occupancy, net	27,660	24,574	23,932
Legal Fees	1,721	1,413	1,411
Professional Fees	6,245	5,437	5,633
Processing Services	6,984	6,534	6,569
Advertising	3,349	3,208	2,683
Travel and Entertainment	1,896	1,815	1,063
Telephone	2,729	2,851	2,975
Insurance – Other	3,120	2,409	2,096
Pension - Other	76	(3,043)	1,913
Pension Settlement (Gain) Charge	(291)	2,321	3,072
Other Real Estate, Net	(1,969)	(337)	(1,488)
Miscellaneous	11,716	12,933	11,179
Total Other Expense	35,576	35,541	37,106
Total Noninterest Expense	$ 157,023	$ 151,634	$ 162,508

Significant components of noninterest expense are discussed in more detail below.

Compensation. Compensation expense totaled $93.8 million in 2023 compared to $91.5 million in 2022, and $101.5 million in 2021. For 2023, the $2.3 million, or 2.5%, net increase reflected an increase in salary expense of $4.7 million that was partially offset by a decrease in associate benefit expense of $2.4 million. The increase in salary expense was primarily due to a $3.6 million increase in base salaries (primarily the addition of staffing in new markets and annual merit), a $3.0 million reduction in realized cost (credit offset to salary expense - lower new residential loan originations in 2023) and higher incentive expense of $1.2 million that was partially offset by lower commission expense of $3.3 million (lower residential loan originations and insurance policy sales in 2023). The decrease in associate benefit expense reflected a $2.9 million decrease in pension plan service cost expense that was partially offset by a $0.5 million increase in associate insurance expense (higher premiums).

For 2022, the $10.0 million, or 9.8%, net decrease reflected a decrease in salary expense of $10.6 million that was partially offset by an increase in associate benefit expense of $0.6 million. The variance in salary expense was primarily due to higher realized loan cost (credit offset to salary expense) of $7.7 million and lower variable/performance-based compensation of $4.5 million ($6.7 million decrease at CCHL (lower loan volume) partially offset by a $2.2 million increase at the Bank (primarily related to higher insurance revenues). These decreases were partially offset by higher base salary expense of $1.8 million at the Bank (merit and new market staffing additions). The increase in associate benefit expense was primarily attributable to an increase in associate insurance expense (utilized self-insurance reserves in 2021) of $0.4 million and stock compensation expense of $0.7 million, partially offset by lower pension service cost expense of $0.6 million.

Occupancy. Occupancy expense (including premises and equipment) totaled $27.7 million for 2023 compared to $24.5 million for 2022, and $23.9 million for 2021. For 2023, the $3.1 million, or 12.6%, increase was a primarily driven by the addition of four new banking offices in mid-to-late 2022 and early 2023, and, to a lesser extent higher expense for property insurance (increased premiums) and maintenance agreements (network and security upgrades).

For 2022, the $0.6 million, or 2.7%, increase was attributable to increases in software license expense of $0.5 million and banking office lease expense of $0.3 million, partially offset by a decrease in maintenance and repairs expense of $0.1 million. The increase in software license expense reflected software upgrades for personal computers and network servers, and additional investment in network security monitoring software.

Other. Other noninterest expense totaled $35.6 million in 2023 compared to $35.5 million in 2022 and $37.1 million in 2021. For 2023, $0.1 million variance in other expense was primarily due to lower expenses for OREO of $1.6 million (gain from the sale of a banking office in 2023) and miscellaneous expense of $1.2 million (mortgage servicing asset amortization of $1.0 million - mid-2023 sale of servicing rights). Further, there was no pension settlement expense in 2023 whereas we realized $2.3 million in total pension settlement expense in 2022. These favorable variances were partially offset by increases in pension – other expense (non-service component) of $2.8 million, professional fees of $0.8 million (one-time consulting expense related to our core processor outsourcing contract negotiation), insurance – other (FDIC insurance fees) of $0.7 million, processing fees of $0.5 million, and legal fees of $0.3 million.

For 2022, the $1.6 million, or 4.2%, decrease was due to lower pension related costs, including a decrease of $4.9 million for the non-service cost component of our pension plan (reflected in pension – other) attributable to the utilization of a lower discount rate for plan liabilities and a decrease of $0.8 million for pension plan settlement expense. These favorable variances were partially offset by an increase in other real estate expense of $1.2 million, travel/entertainment and advertising costs of $1.3 million (return to pre-pandemic levels and market expansion), and miscellaneous expense of $1.5 million (other losses of $0.9 million (primarily debit card and check fraud) and VISA share swap conversion ratio payments of $0.4 million), and insurance – other of $0.3 million (FDIC insurance fees). Gains from the sale of two banking offices in 2021 drove the increase in other real estate expense.

Income Taxes

For 2023, we realized income tax expense of $13.0 million (effective rate of 20.4%) compared to $7.8 million (effective rate of 19.0%) for 2022 and $9.8 million (effective rate of 19.9%) in 2021. The increase in our effective tax rate for 2023 was attributable to a higher level of consolidated income. The effective rate was further increased due to a lower level of pre-tax income from CCHL, in relation to our consolidated income as the non-controlling interest adjustment for CCHL is accounted for as a permanent tax adjustment. However, these increases were offset by additional solar tax credits earned in 2023. 2022 income tax expense was favorably impacted by discrete tax items totaling $0.7 million related to a favorable deferred tax adjustment for our SERP and a State of Florida corporate tax refund.

In September 2021, Florida enacted a corporate tax rate reduction from 4.5% to 3.535% retroactive to January 1, 2021, with an expiration date of December 31, 2021, therefore, there was no material impact to our deferred tax accounts. Our 2021 state tax rate was adjusted to reflect the two percentage point reduction. The Florida tax rate reverted to 5.5% effective January 1, 2022.

Absent discrete items or new tax credit investments, we expect our annual effective tax rate to approximate 23-24% in 2024.

FINANCIAL CONDITION

Average assets totaled approximately $4.279 billion for 2023, a decrease of $53.6 million, or 1.2%, from 2022. Average earning assets were approximately $3.934 billion for 2023, a decrease of $55.5 million, or 1.4%, from 2022. Compared to 2022, the average decrease was primarily attributable to a $446.6 million decrease in overnight funds and a $82.8 million decrease in investment securities that was partially offset by a $467.0 million increase in loans HFI. We discuss these variances in more detail below.

Table 2 provides information on average balances and rates, Table 3 provides an analysis of rate and volume variances and Table 6 highlights the changing mix of our interest earning assets over the last three fiscal years.

Loans

In 2023, average loans HFI increased $467.0 million, or 21.3%, compared to an increase of $188.9 million, or 9.4%, in 2022. Compared to 2022, the growth in average loans was broad based with increases realized in most loan categories, more significantly in the residential real estate and commercial real estate categories which increased by $391.3 million and $110.0 million, respectively. Declines were experienced in our consumer (primarily indirect auto) and commercial loan segments of $49.0 million and $9.1 million, respectively. Total loans HFI at December 31, 2023 totaled $2.734 billion, a $186.2 million increase over December 31, 2022 and primarily reflected higher balances in residential real estate of $254.7 million and commercial real estate of $42.9 million, partially offset by declines in our consumer loans of $53.5 million and construction loans of $38.4 million. At December 31, 2023, our consumer loan balance reflected direct loans of $23.0 million and indirect auto loans of $248.0 million. During 2023, indirect auto balances declined gradually as we focused on reducing exposure to this loan segment which totaled $302.8 million at December 31, 2022.

As part of our overall strategy, we will purchase newly originated 1-4 family real estate secured adjustable-rate loans from CCHL. The strategic alliance with CCHL provides us a larger pool of loan purchase opportunities, which in large part drove the aforementioned increases in residential real estate loans. These purchases can vary according to the direction of residential mortgage interest rates, and we expect that these purchases might slow in 2024 compared to the 2023 level of purchases.

Expansion into new markets in the Northern Arc of Atlanta, Georgia (Cobb and Gwinnett Counties) and Walton County, Florida drove incremental loan growth of approximately $43 million in 2023 as we added to those banking teams throughout 2023.

In 2023, average loans held for sale ("HFS") increased $7.0 million, or 14.5%, from 2022. Loans HFI and HFS as a percentage of average earning assets increased to 68.9% in 2023 compared to 56.1% in 2022, primarily attributable to strong loan growth during the year.

Table 6
SOURCES OF EARNING ASSET GROWTH

(Average Balances – Dollars In Thousands)	2022 to 2023 Change		Percentage of Total Change	Components of Average Earning Assets		
				2023	2022	2021
Loans:						
Loans HFS	$	7,008	12.6 %	1.4 %	1.2 %	2.1 %
Loans HFI:						
Commercial, Financial, and Agricultural		(9,134)	(16.5)	5.9	6.0	8.5
Real Estate – Construction		14,458	26.1	5.8	5.4	4.3
Real Estate – Commercial Mortgage		110,013	198.4	20.7	17.6	18.6
Real Estate – Residential		391,287	705.7	22.5	12.3	10.0
Real Estate – Home Equity		9,284	16.7	5.2	4.9	5.3
Consumer		(48,954)	(88.3)	7.6	8.7	8.0
Total HFI Loans		466,954	842.1	67.7	54.9	54.7
Total Loans HFS and HFI	$	473,962	854.7	69.1	56.1	56.8 %
Investment Securities:						
Taxable	$	(82,326)	(148.5) %	25.8 %	27.5 %	21.3 %
Tax-Exempt		(469)	(0.8)	0.1	0.1	0.1
Total Securities	$	(82,795)	(149.3) %	25.9 %	27.6 %	21.4 %
Federal Funds Sold and Interest Bearing Deposits		(446,615)	(805.4)	5.0	16.3	21.8
Total Earning Assets	$	(55,448)	100 %	100 %	100 %	100 %

Our average total loans (HFS and HFI)-to-deposit ratio was 73.9% in 2023, 59.5% in 2022, and 61.0% in 2021.

The composition of our HFI loan portfolio at December 31 for each of the past three years is shown in Table 7. Table 8 arrays our HFI loan portfolio at December 31, 2023, by maturity period. As a percentage of the HFI loan portfolio, loans with fixed interest rates represented 29.1% at December 31, 2023 compared to 33.3% at December 31, 2022. 1-4 family real estate secured adjustable-rate loan production in 2023 drove the decrease in the percentage.

Table 7
LOANS HFI BY CATEGORY

(Dollars in Thousands)	2023		2022		2021	
Commercial, Financial and Agricultural	$	225,190	$	247,362	$	223,086
Real Estate – Construction		196,091		234,519		174,394
Real Estate – Commercial Mortgage		825,456		782,557		663,550
Real Estate – Residential		1,004,219		749,513		360,021
Real Estate – Home Equity		210,920		208,217		187,821
Consumer		272,042		325,517		322,593
Total Loans HFI, Net of Unearned Income	$	2,733,918	$	2,547,685	$	1,931,465

Table 8
LOANS HFI MATURITIES

(Dollars in Thousands)	Maturity Periods				
	One Year or Less	Over One Through Five Years	Five Through Fifteen Years	Over Fifteen Years	Total
Commercial, Financial and Agricultural	$ 37,692	$ 144,978	$ 39,563	$ 2,957	$ 225,190
Real Estate – Construction	119,397	48,295	1,751	26,648	196,091
Real Estate – Commercial Mortgage	58,142	136,164	330,093	301,057	825,456
Real Estate – Residential	15,579	18,619	132,848	837,173	1,004,219
Real Estate – Home Equity	2,208	9,698	60,668	138,346	210,920
Consumer[1]	6,382	170,698	94,672	290	272,042
Total	$ 239,400	$ 528,452	$ 659,595	$ 1,306,471	$ 2,733,918
Total Loans HFI with Fixed Rates	$ 96,749	$ 407,059	$ 248,494	$ 43,529	$ 795,831
Total Loans HFI with Floating or Adjustable-Rates	142,651	121,393	411,101	1,262,942	1,938,087
Total	$ 239,400	$ 528,452	$ 659,595	$ 1,306,471	$ 2,733,918

[1]Demand loans and overdrafts are reported in the category of one year or less.

Credit Quality

Table 9 provides the components of nonperforming assets and various other credit quality and risk metrics at December 31 for the last three fiscal years. Information regarding our accounting policies related to nonaccruals, past due loans, and financial difficulty modifications is provided in Note 3 – Loans Held for Investment and Allowance for Credit Losses.

Nonperforming assets (nonaccrual loans and other real estate) totaled $6.2 million at December 31, 2023 compared to $2.7 million at December 31, 2022. At December 31, 2023, nonperforming assets as a percent of total assets was 0.15%, compared to 0.06% at December 31, 2022. Nonaccrual loans totaled $6.2 million at December 31, 2023, a $3.9 million increase over December 31, 2022. Further, classified loans totaled $22.2 million at December 31, 2023, a $2.9 million increase over December 31, 2022.

Table 9
CREDIT QUALITY

(Dollars in Thousands)	2023	2022	2021
Nonaccruing Loans:			
Commercial, Financial and Agricultural	$ 311	$ 41	$ 90
Real Estate – Construction	322	17	-
Real Estate – Commercial Mortgage	909	645	604
Real Estate – Residential	2,990	239	2,097
Real Estate – Home Equity	999	771	1,319
Consumer	711	584	212
Total Nonaccruing Loans	6,242	2,297	4,322
Other Real Estate Owned	1	431	17
Total Nonperforming Assets	$ 6,243	$ 2,728	$ 4,339
Past Due Loans 30 – 89 Days	$ 6,855	$ 7,829	$ 3,600
Classified Loans	$ 22,203	$ 19,342	$ 17,912
Nonaccruing Loans/Loans	0.23 %	0.09 %	0.22 %
Nonperforming Assets/Total Assets	0.15	0.06	0.10
Nonperforming Assets/Loans Plus OREO	0.23	0.11	0.22
Allowance/Nonaccruing Loans	479.70 %	1091.33 %	499.93 %

Nonaccrual Loans. Nonaccrual loans totaled $6.2 million at December 31, 2023, a $3.9 million increase over December 31, 2022. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days past due or management deems the collectability of the principal and interest to be doubtful. Once a loan is placed in nonaccrual status, all previously accrued and uncollected interest is reversed against interest income. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. If interest on our loans classified as nonaccrual during 2023 had been recognized on a fully accruing basis, we would have recorded an additional $0.2 million of interest income for the year ended December 31, 2023.

Other Real Estate Owned. OREO represents property acquired as the result of borrower defaults on loans or by receiving a deed in lieu of foreclosure. OREO is recorded at the lower of cost or estimated fair value, less estimated selling costs, at the time of foreclosure. Write-downs occurring at foreclosure are charged against the allowance for credit losses. On an ongoing basis, properties are either revalued internally or by a third-party appraiser as required by applicable regulations. Subsequent declines in value are reflected as other noninterest expense. Carrying costs related to maintaining the OREO properties are expensed as incurred and are also reflected as other noninterest expense.

OREO totaled $1,000 at December 31, 2023 versus $0.4 million at December 31, 2022. During 2023, we added properties totaling $1.5 million and sold properties totaling $1.9 million. For 2022, we added properties totaling $2.4 million and sold properties totaling $2.0 million.

Modifications to Borrowers Experiencing Financial Difficulty. Occasionally, we will modify loans to borrowers who are experiencing financial difficulty. Loan modifications to borrowers in financial difficulty are loans in which we will grant an economic concession to the borrower that we would not otherwise consider. In these instances, as part of a work-out alternative, we will make concessions including the extension of the loan term, a principal moratorium, a reduction in the interest rate, or a combination thereof. A modified loan classification can be removed if the borrower's financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan. At December 31, 2023, we did not maintain any loans made to borrowers modified due to the borrower experiencing financial difficulty.

Past Due Loans. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due. Past due loans at December 31, 2023 totaled $6.9 million compared to $7.8 million at December 31, 2022. Indirect auto loans represented a large portion of the past due balances representing 76% and 73%, respectively, of the total dollars past due at December 31, 2023 and December 31, 2022, respectively.

Potential Problem Loans. Potential problem loans are defined as those loans which are now current but where management has doubt as to the borrower's ability to comply with present loan repayment terms. At December 31, 2023, we had $3.4 million in loans of this type which were not included in either of the nonaccrual or 90 days past due loan categories compared to $2.8 million at December 31, 2022. Management monitors these loans closely and reviews their performance on a regular basis.

Loan Concentrations. Loan concentrations exist when there are amounts loaned to multiple borrowers engaged in similar activities which cause them to be similarly impacted by economic or other conditions and such amount exceeds 10% of total loans. Due to the lack of diversified industry within our markets and the relatively close proximity of the markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of our HFI loan portfolio has historically been secured with real estate, approximately 82% at December 31, 2023 and 78% at December 31, 2022 with the increase driven by a higher volume of 1-4 family residential real estate loans originated in 2023 in comparison to other loan types. The primary types of real estate collateral are commercial properties and 1-4 family residential properties.

We review our loan portfolio segments and concentration limits on an ongoing basis and will make adjustments as needed to mitigate/reduce risk to segments that reflect decline or stress.

We have established an internal lending limit of $10 million for the total aggregate amount of credit that will be extended to a client and any related entities within our Board approved policies. This compares to our legal lending limit of approximately $96 million.

The following table summarizes our real estate loan category as segregated by the type of property. Property type concentrations are stated as a percentage of total real estate loans at December 31.

Table 10
REAL ESTATE LOANS BY PROPERTY TYPE

	2023		2022	
	Investor Real Estate	**Owner Occupied Real Estate**	**Investor Real Estate**	**Owner Occupied Real Estate**
Vacant Land, Construction, and Land Development	13.3 %	-	14.8 %	-
Improved Property	27.2	59.5 %	27.4	57.8 %
Total Real Estate Loans	40.5 %	59.5 %	42.2 %	57.8 %

A major portion of our real estate loan category is centered in the owner occupied category which carries a lower risk of non-collection than certain segments of the investor category. Approximately 41% of the investor real estate category was secured by residential real estate at December 31, 2023 compared to 42% at December 31, 2022.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted by a credit loss provision which is reported in earnings and reduced by the charge-off of loan amounts, net of recoveries. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected credit loss inherent in non-cancellable off-balance sheet credit exposures is provided through the credit loss provision, but recorded separately in other liabilities.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management's view of current conditions and forecasts.

Detailed information regarding the methodology for estimating the amount reported in the allowance for credit losses is provided in Note 1 – Significant Accounting Policies/Allowance for Credit Losses in the Consolidated Financial Statements.

Note 3 – Loans Held for Investment and Allowance for Credit Losses in the Consolidated Financial Statements provides the activity in the allowance and the allocation by loan type for each of the past three fiscal years.

At December 31, 2023, the allowance for credit losses for HFI loans totaled $29.9 million compared to $25.1 million at December 31, 2022 and $21.6 million at December 31, 2021. The $4.8 million increase in the allowance in 2023 reflected a credit loss provision of $9.6 million and net loan charge-offs of $4.7 million. The $3.5 million increase in the allowance in 2022 reflected a credit loss provision of $7.4 million and net loan charge-offs of $3.9 million. The increases in the allowance for both 2023 and 2022 were primarily attributable to incremental allowance related to loan growth, primarily residential real estate, and slower prepayment speeds (due to higher interest rates). For 2022, a higher projected rate of unemployment and its effect on rates of default was also a contributing factor.

For 2023, we realized net loan charge-offs of $4.7 million, or 0.18% of average HFI loans, compared to net loan charge-offs of $3.9 million, or 0.18%, for 2022, and net loan recoveries of $0.6 million, or 0.03%, for 2021. A majority of the increase in 2023 and 2022 reflected higher consumer loan (indirect auto) net loan charge-offs which represented 76% and 43%, respectively, of total net loan charge-offs. Further, indirect auto net loan charge-offs represented approximately 1.31% of average indirect auto loans in 2023 and 0.53% in 2022. Beginning in 2022 we began reducing our exposure to this loan segment in advance of potential economic slowing.

At December 31, 2023, the allowance for credit losses represented 1.10% of HFI loans and provided coverage of 480% of nonperforming loans compared to 0.98% and 1,091%, respectively, at December 31, 2022 and 1.12% and 500%, respectively, at December 31, 2021.

Table 11

ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

(Dollars in Thousands)	2023 ACL Amount	2023 Percent of Loans to Total Loans	2022 ACL Amount	2022 Percent of Loans to Total Loans	2021 ACL Amount	2021 Percent of Loans to Total Loans
Commercial, Financial and Agricultural	$ 1,482	8.2 %	$ 1,506	9.7 %	$ 2,191	11.6 %
Real Estate:						
Construction	2,502	7.2	2,654	9.2	3,302	9.0
Commercial	5,782	30.2	4,815	30.7	5,810	34.4
Residential	15,056	36.7	10,741	29.4	4,129	18.6
Home Equity	1,818	7.7	1,864	8.2	2,296	9.7
Consumer	3,301	10.0	3,488	12.8	3,878	16.7
Total	$ 29,941	100 %	$ 25,068	100 %	$ 21,606	100 %

Investment Securities

Through December 31, our average investment portfolio balance was $1.019 billion in 2023, $1.102 billion in 2022, and $783 million in 2021. As a percentage of average earning assets, our investment portfolio represented 25.9% in 2023, compared to 27.6% in 2022, and 21.4% in 2021. For 2023, the decline in the investment portfolio was attributable to the majority of our investment cash flow not being reinvested in investment securities and to a lesser extent the sale of $30.4 million of our floating rate securities at a slight net gain, both of which were designed to support loan growth. As we continue to monitor our overall liquidity levels in 2024, cash flow from the investment portfolio should continue to run-off, but we will review various investment strategies, as appropriate given loan demand and other liquidity management strategies.

For 2023, average taxable investments decreased $82.3 million, or 7.5%, while tax-exempt investments decreased $0.5 million, or 17.6%. Both taxable and non-taxable bonds decreased as part of our overall investment strategy to allow a majority of our investments to run off in order to fund loan growth. At December 31, 2023, municipal securities (taxable and non-taxable) comprised 4.0% of the portfolio.

Our investment portfolio is a significant component of our operations and, as such, it functions as a key element of liquidity and asset/liability management. Two types of classifications are approved for investment securities which are Available-for-Sale ("AFS") and Held-to-Maturity ("HTM"). For 2023 and 2022, we maintained securities under both the AFS and HTM designations. At December 31, 2023, $337.9 million, or 35.1%, of our investment portfolio was classified as AFS, with $625.0 million, or 64.7%, classified as HTM and $3.5 million, or 0.2%, classified as equity securities. At December 31, 2022, the AFS and HTM portfolio comprised 38.5% and 61.5%, respectively. In the third quarter of 2022, U.S. Treasury obligations totaling $168.4 million with unrealized losses of $9.4 million were transferred from AFS to HTM. At December 31, 2023, $4.5 million was remaining in unrealized losses for these securities.

Table 12 provides the composition of our investment securities portfolio at December 31 for each of the last three fiscal years.

Table 12
INVESTMENT SECURITIES COMPOSITION

(Dollars in Thousands)	2023 Carrying Amount	Percent	2022 Carrying Amount	Percent	2021 Carrying Amount	Percent
Available for Sale						
U.S. Government Treasury	$ 24,679	2.6 %	$ 22,050	2.1 %	$ 187,868	18.9 %
U.S. Government Agency	145,034	15.0	186,052	17.3	237,578	23.9
States and Political Subdivisions	39,083	4.0	40,329	3.8	46,980	4.7
Mortgage-Backed Securities	63,303	6.6	69,405	6.5	88,869	8.9
Corporate Debt Securities	57,552	6.0	88,236	8.2	86,222	8.7
Other Securities	8,251	0.9	7,222	0.6	7,094	0.7
Total	337,902	35.1	413,294	38.5	654,611	65.8
Held to Maturity						
U.S. Government Treasury	457,681	47.4	457,374	42.6	115,499	11.6
Mortgage-Backed Securities	167,341	17.3	203,370	18.9	224,102	22.5
Total	625,022	64.7	660,744	61.5	339,601	34.1
Other Equity Securities	3,450	0.2	10	-	861	0.1
Total Investment Securities	$ 966,374	100 %	$ 1,074,048	100 %	$ 995,073	100 %

The classification of a security is determined upon acquisition based on how the purchase will affect our asset/liability strategy and future business plans and opportunities. Classification determinations will also factor in regulatory capital requirements, volatility in earnings or other comprehensive income, and liquidity needs. Securities in the AFS portfolio are recorded at fair value with unrealized gains and losses associated with these securities recorded net of tax, in the accumulated other comprehensive loss component of shareowners' equity. Securities designated as HTM are those acquired or owned with the intent of holding them to maturity (final payment date). HTM investments are measured at amortized cost. It is neither management's current intent nor practice to participate in the trading of investment securities for the purpose of recognizing gains and therefore we do not maintain a trading portfolio.

At December 31, 2023, there were 878 positions (combined AFS and HTM) with pre-tax unrealized losses totaling $63.2 million. The GNMA mortgage-backed securities, U.S. Treasuries, and SBA securities held carry the full faith and credit guarantee of the U.S. Government and are deemed to be 0% risk-weighted assets. Other mortgage-backed securities held (Federal National Mortgage Association and Federal Home Loan Mortgage Corporation) are issued by U.S. Government sponsored entities. Direct obligations of U.S. Government agencies (Federal Farm Credit Bank and Federal Home Loan Bank of Atlanta) are also owned. We believe the long history of no credit losses on government securities indicates that the expectation of nonpayment of the amortized cost basis is zero. A large portion of the SBA securities float monthly or quarterly with the prime rate and are uncapped. The remaining positions owned are municipal and corporate bonds. At December 31, 2023, 14 corporate bond positions had a total allowance for credit loss of $17,000 and 17 municipal bond positions had a total allowance for credit loss of $8,000. All of these positions maintain an overall rating of at least "A-", and all are expected to mature at par.

The average maturity and duration of our investment portfolio was 2.91 and 2.53 years at December 31, 2023, respectively, and 3.57 and 3.20 years at December 31, 2022, respectively. The average life of our investment portfolio decreased primarily due to the natural aging of the portfolio in conjunction with a majority of the cash flow from the investment portfolio not being reinvested in order to fund loan growth.

The weighted average taxable equivalent yield of our investment portfolio at December 31, 2023 was 2.02% versus 2.03% in 2022. This relatively unchanged yield reflected a minimal reinvestment of investment securities. Our bond portfolio contained no investments in obligations, other than U.S. Governments, of any state, municipality, political subdivision, or any other issuer that exceeded 10% of our shareowners' equity at December 31, 2023.

Table 13 and Note 2 in the Notes to Consolidated Financial Statements present a detailed analysis of our investment securities as to type, maturity, unrealized losses, and yield at December 31.

Table 13

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

(Dollars in Thousands)	Within 1 year Amount	Within 1 year WAY[3]	1 - 5 years Amount	1 - 5 years WAY[3]	5 - 10 years Amount	5 - 10 years WAY[3]	After 10 years Amount	After 10 years WAY[3]	Total Amount	Total WAY[3]
Available for Sale										
U.S. Government Treasury	$ 10,557	1.97 %	$ 14,122	0.79 %	$ -	- %	$ -	- %	$ 24,679	1.54 %
U.S. Government Agency	14,054	0.92	130,980	2.93	-	-	-	-	145,034	2.74
States and Political Subdivisions	219	0.85	23,003	1.39	15,861	1.93	-	-	39,083	1.61
Mortgage-Backed Securities[1]	-	-	12,869	1.66	50,434	2.48	-	-	63,303	2.32
Corporate Debt Securities	3,715	1.36	36,288	2.05	17,549	1.89	-	-	57,552	1.96
Other Securities[2]	-	-	-	-	-	-	8,251	6.48	8,251	6.48
Total	$ 28,545	1.60 %	$ 217,262	2.47 %	$ 83,844	2.25 %	$ 8,251	6.48 %	$ 337,902	2.40 %
Held to Maturity										
U.S. Government Treasury	$ 89,799	1.87 %	$ 367,882	1.72 %	$ -	- %	$ -	- %	$ 457,681	1.75 %
Mortgage-Backed Securities[1]	3,201	2.86	151,466	1.83	12,674	2.93	-	-	167,341	1.93
Total	$ 93,000	1.90 %	$ 519,348	1.75 %	$ 12,674	2.93 %	$ -	- %	$ 625,022	1.80 %
Equity Securities	$ -	- %	$ -	- %	$ -	- %	$ 3,450	1.93 %	$ 3,450	1.93 %
Total Investment Securities	$ 121,545	1.83 %	$ 736,610	1.96 %	$ 96,518	2.34 %	$ 11,701	6.48 %	$ 966,374	2.02 %

[1] Based on weighted-average maturity.

[2] Federal Home Loan Bank Stock and Federal Reserve Bank Stock are included in this category for weighted average yield, but do not have stated maturities.

[3] Weighted average yield ("WAY") calculated based on current amortized cost balances – not presented on a tax equivalent basis.

Deposits

Average total deposits for 2023 were $3.670 billion, a decrease of $93.7 million, or 2.5%, from 2022. Average deposits increased $356.5 million, or 10.5%, in 2022. For 2023, the decline was experienced in noninterest bearing deposits and savings accounts, partially offset by increases in NOW, money market accounts and certificates of deposit. Our public funds balances have historically realized growth in the fourth quarter of the year when municipalities collect tax receipts and will be at a seasonal low in the third quarter. At December 31, 2023, public funds balances totaled $709.8 million and at December 31, 2022, totaled $720.7 million. For 2022, the increase occurred in all deposit types except certificates of deposit, with the largest increases occurring in noninterest bearing accounts, NOW accounts, and savings accounts.

The FOMC increased their benchmark rate by 100 basis points in 2023 to end the year at a range of 5.25% to 5.50% and follows an aggressive 425 basis point increase during 2022. These rate increases have resulted in a shift in mix out of noninterest bearing accounts into interest bearing accounts that we began experiencing in the fourth quarter of 2022. This shift occurred primarily in NOW accounts, and, to a lesser degree, money market accounts and certificates of deposit. We have several strategies in place to protect core deposits and mitigate deposit run-off, and we will continue to closely monitor several metrics such as the sensitivity of our clients to our deposit rates, our overall liquidity position, and competitor rates when pricing deposits. This strategy is consistent with previous rate cycles and allows us to manage the mix of our deposits as well as the overall client relationship rather than competing solely on rate.

Table 2 provides an analysis of our average deposits, by category, and average rates paid thereon for each of the last three fiscal years. Table 14 reflects the shift in our deposit mix over the last year and Table 15 provides a maturity distribution of time deposits in denominations of $250,000 and over at December 31, 2023. For 2023, noninterest bearing deposits represented 41.1% of total average deposits. This compares to 44.9% in 2022 and 44.7% in 2021.

Table 14
SOURCES OF DEPOSIT GROWTH

(Average Balances - Dollars in Thousands)	2022 to 2023 Change	Percentage of Total Change	Components of Total Deposits		
			2023	2022	2021
Noninterest Bearing Deposits	$ (183,475)	195.8 %	41.1 %	44.9 %	44.7 %
NOW Accounts	107,023	(114.2)	32.0	28.3	28.3
Money Market Accounts	16,174	(17.3)	8.2	7.5	8.2
Savings Accounts	(36,280)	38.7	16.1	16.7	15.8
Time Deposits	2,834	(3.0)	2.6	2.6	3
Total Deposits	$ (93,724)	100 %	100 %	100 %	100 %

Table 15
MATURITY DISTRIBUTION OF CERTIFICATES OF DEPOSITS GREATER THAN $250,000

(Dollars in Thousands)	2023	
	Certificates of Deposit	Percent
Three months or less	$ 3,717	18.2 %
Over three through six months	9,272	45.5
Over six through twelve months	3,607	17.7
Over twelve months	3,795	18.6
Total	$ 20,391	100 %

Market Risk and Interest Rate Sensitivity

Overview. Market risk arises from changes in interest rates, exchange rates, commodity prices, and equity prices. We have risk management policies designed to monitor and limit exposure to market risk and we do not participate in activities that give rise to significant market risk involving exchange rates, commodity prices, or equity prices. In asset and liability management activities, our policies are designed to minimize structural interest rate risk.

Interest Rate Risk Management. Our net income is largely dependent on net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling market interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareowners' equity.

We have established what we believe to be a comprehensive interest rate risk management policy, which is administered by management's Asset Liability Management Committee ("ALCO"). The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity ("EVE") at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by us. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients' ability to service their debts, or the impact of rate changes on demand for loan and deposit products.

The statement of financial condition is subject to testing for interest rate shock possibilities to indicate the inherent interest rate risk. We prepare a current base case and several alternative interest rate simulations (+/- 100, 200, 300, and 400 basis points (bp)), at least once per quarter, and report the analysis to ALCO, our Market Risk Oversight Committee ("MROC"), our Risk Oversight Committee ("ROC") and the Board of Directors. We augment our interest rate shock analysis with alternative interest rate scenarios on a quarterly basis that may include ramps, parallel shifts, and a flattening or steepening of the yield curve (non-parallel shift). In addition, more frequent forecasts may be produced when interest rates are particularly uncertain or when other business conditions so dictate.

Our goal is to structure the statement of financial condition so that net interest earnings at risk over 12-month and 24-month periods and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels. We attempt to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by managing the mix of our core deposits, and by adjusting our rates to market conditions on a continuing basis.

Analysis. Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, and do not necessarily indicate the long-term prospects or economic value of the institution.

Table 16
ESTIMATED CHANGES IN NET INTEREST INCOME[1]

Percentage Change (12-month shock)	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	-15.0 %	-12.5 %	-10.0 %	-7.5 %	-7.5 %	-10.0 %	-12.5 %	-15.0 %
December 31, 2023	3.0 %	2.1 %	1.3 %	0.7 %	-1.2 %	-3.6 %	-7.5 %	-12.8 %
December 31, 2022	11.3 %	8.4 %	5.5 %	2.8 %	-5.0 %	-12.3 %	-20.0 %	-27.1 %

Percentage Change (24-month shock)	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	-17.5 %	-15.0 %	-12.5 %	-10.0 %	-10.0 %	-12.5 %	-15.0 %	-17.5 %
December 31, 2023	29.5 %	24.4 %	19.3 %	14.8 %	4.1 %	-3.5 %	-12.9 %	-23.6 %
December 31, 2022	31.3 %	25.2 %	19.0 %	13.1 %	-2.0 %	-13.8 %	-25.7 %	-36.3 %

The Net Interest Income at risk position was generally less favorable at December 31, 2023 compared to December 31, 2022 for the 12-month and 24-month shocks for the rising rate scenarios and more favorable in the falling rate environments. The exception to this is the rates +100 bps and +200 bps scenarios over a 24-month shock which became slightly more favorable primarily due to the higher asset yields in the intermediate part of the inverted yield curve compared to the prior year. Strong loan growth and a reduction in our overnight funds balance in 2023 resulted in less asset sensitivity, which is less favorable in rising rate environments, and more favorable in a falling rate environment.

Net Interest Income at risk is within our prescribed policy limits over both the 12-month and 24-month periods for all rising rate scenarios with the exception of the down 400 bps scenario over the 24-month period primarily due to our limited ability to lower our deposit rates relative to the decline in market rate for that scenario.

The measures of equity value at risk indicate our ongoing economic value by considering the effects of changes in interest rates on all of our cash flows by discounting the cash flows to estimate the present value of assets and liabilities. The difference between these discounted values of the assets and liabilities is the economic value of equity, which in theory approximates the fair value of our net assets.

Table 17
ESTIMATED CHANGES IN ECONOMIC VALUE OF EQUITY[1]

Changes in Interest Rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	-30.0 %	-25.0 %	-20.0 %	-15.0 %	-15.0 %	-20.0 %	-25.0 %	-30.0 %
December 31, 2023	12.9 %	10.7 %	7.8 %	4.4 %	-6.4 %	-14.0 %	-23.6 %	-27.8 %
December 31, 2022	11.0 %	9.0 %	6.4 %	3.6 %	-7.4 %	-18.8 %	-30.9 %	-40.1 %
EVE Ratio (policy minimum 5.0%)	18.9 %	18.2 %	17.3 %	16.5 %	14.2 %	12.8 %	11.2 %	10.4 %

(1) Down 200, 300 and 400 bp rate scenarios have been added due to the current interest rate environment.

At December 31, 2023, the economic value of equity was favorable in all rising rate scenarios and unfavorable in the falling rate scenarios. EVE was within prescribed tolerance levels in all rate scenarios. Factors that can impact EVE values include the absolute level of rates, the overall structure of the balance sheet (including liquidity levels), pre-payment speeds, loan floors, and the change of model assumptions.

As the interest rate environment and the dynamics of the economy continue to change, additional simulations will be analyzed to address not only the changing rate environment, but also the changing statement of financial condition mix, measured over multiple years, to help assess the risk to the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to fund loan commitments, purchase securities, accommodate deposit withdrawals or repay other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies that are formulated and monitored by our ALCO and senior management, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability, and cost-effectiveness. For 2023 and 2022, our principal source of funding was client deposits, supplemented by our short-term and long-term borrowings, primarily from our trust-preferred securities, securities sold under repurchase agreements, federal funds purchased, and FHLB borrowings. We believe that the cash generated from operations, our borrowing capacity and our access to capital resources are sufficient to meet our future operating capital and funding requirements.

At December 31, 2023, we had the ability to generate approximately $1.488 billion (excludes overnight funds position of $229 million) in additional liquidity through various sources including various Federal Home Loan Bank borrowings, the Federal Reserve Discount Window, federal funds purchased lines, and brokered deposits. We recognize the importance of maintaining liquidity and have developed a Contingent Liquidity Plan, which addresses various liquidity stress levels and our response and action based on the level of severity. We periodically test our credit facilities for access to the funds, but also understand that as the severity of the liquidity level increases certain credit facilities may no longer be available. We conduct quarterly liquidity stress tests and the results are reported to ALCO, MROC, ROC and the Board of Directors. We believe the liquidity available to us is sufficient to meet our ongoing needs.

We also view our investment portfolio as a liquidity source and have the option to pledge securities in our portfolio as collateral for borrowings or deposits, and/or to sell selected securities. Our portfolio consists of debt issued by the U.S. Treasury, U.S. governmental agencies, municipal governments, and corporate entities. At December 31, 2023, the weighted-average maturity and duration of our portfolio were 2.91 years and 2.53, respectively, and the AFS portfolio had a net unrealized tax-effected loss of $22.3 million.

Our average net overnight funds sold position (defined as funds sold plus interest-bearing deposits with other banks less funds purchased) was $203.1 million in 2023 compared to an average net overnight funds sold position of $649.8 million in 2022. The decline in our overnight funds position in 2023 reflected strong growth in average loans and lower average deposit balances.

We expect capital expenditures over the next 12 months to be approximately $12.0 million, which will consist primarily of technology purchases for banking offices, office leasehold improvements, business applications, and information technology security needs as well as furniture and fixtures and banking office remodels. We expect that these capital expenditures will be funded with existing resources without impairing our ability to meet our ongoing obligations.

Borrowings

Average short-term borrowings increased $3.6 million compared to 2022 as higher repurchase agreement balances (business deposit accounts classified as repurchase agreements) of $11.8 million were partially offset by a $8.2 million decrease in warehouse line of credit borrowings which reflected lower utilization of our warehouse lines of credit to support loans held for sale. Additional detail on these warehouse borrowings is provided in Note 4 – Mortgage Banking Activities in the Consolidated Financial Statements.

At December 31, 2023, total advances from the FHLB consisted of $0.3 million in outstanding debt comprised of one note. A $20 million FHLB Daily Rate Credit advance was obtained for six days in November 2023 for general liquidity purposes. FHLB advances are collateralized by a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans.

We have issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I in November 2004, of which $10 million was retired in April 2016. The second note for $32.0 million was issued to CCBG Capital Trust II in May 2005. The interest payment for the CCBG Capital Trust I borrowing is due quarterly and adjusts quarterly to a variable rate of three-month CME Term SOFR (secured overnight financing rate) plus a margin of 1.90%. This note matures on December 31, 2034. The interest payment for the CCBG Capital Trust II borrowing is due quarterly and adjusts quarterly to a variable interest rate based on three-month CME Term SOFR plus a margin of 1.80%. This note matures on June 15, 2035. The proceeds from these borrowings were used to partially fund acquisitions. Under the terms of each junior subordinated deferrable interest note, in the event of default or if we elect to defer interest on the note, we may not, with certain exceptions, declare or pay dividends or make distributions on our capital stock or purchase or acquire any of our capital stock. In the second quarter of 2020, we entered into a derivative cash flow hedge of our interest rate risk related to our subordinated debt. The notional amount of the derivative is $30 million ($10 million of the CCBG Capital Trust I borrowing and $20 million of the CCBG Capital Trust II borrowing). Under the swap arrangement, CCBG will pay a fixed interest rate of 2.50% and receive a variable interest rate based on three-month CME Term SOFR. Additional detail on the interest rate swap agreement is provided in Note 5 – Derivatives in the Consolidated Financial Statements.

See Note 11 – Short Term Borrowings and Note 12 – Long Term Borrowings in the Notes to Consolidated Financial Statements for additional information on borrowings.

In the ordinary course of business, we have entered into contractual obligations and have made other commitments to make future payments. Refer to the accompanying notes to consolidated financial statements elsewhere in this report for the expected timing of such payments as of December 31, 2023. These include payments related to (i) long-term borrowings (Note 12 – Long-Term Borrowings), (ii) short-term borrowings (Note 11 – Short-Term Borrowings), (iii) operating leases (Note 7 – Leases), (iv) time deposits with stated maturities (Note 10 – Deposits), and (v) commitments to extend credit and standby letters of credit (Note 21 – Commitments and Contingencies).

Capital Resources

Shareowners' equity was $440.6 million at December 31, 2023 compared to $387.3 million at December 31, 2022. For 2023, shareowners' equity was positively impacted by net income attributable to common shareowners of $52.3 million, a $4.1 million decrease in the accumulated other comprehensive loss for our pension plan, a $11.7 million decrease in the unrealized loss on investment securities, the issuance of stock of $2.5 million, and stock compensation accretion of $1.3 million. Shareowners' equity was reduced by common stock dividends of $12.9 million ($0.76 per share), the repurchase of stock of $3.7 million (122,538 shares), net adjustments totaling $1.3 million related to transactions under our stock compensation plans, and a $0.7 million decrease in the fair value of the interest rate swap related to subordinated debt.

Additional historical information on capital changes is provided in the Consolidated Statements of Changes in Shareowners' Equity in the Consolidated Financial Statements.

We continue to maintain a strong capital position. The ratio of shareowners' equity to total assets at December 31, 2023 was 10.24% compared to 8.57% at December 31, 2022. Further, our tangible common equity ratio was 8.26% (non-GAAP financial measure) at December 31, 2023 compared to 6.65% at December 31, 2022. If our unrealized HTM securities losses of $21.5 million (after-tax) were recognized in accumulated other comprehensive loss, our adjusted tangible capital ratio would be 7.74%. The improvement in the ratios in 2023 was primarily attributable to strong earnings and a decrease in the unrealized loss on AFS securities which is recognized in accumulated other comprehensive loss.

We are subject to regulatory risk-based capital requirements that measure capital relative to risk-weighted assets and off-balance sheet financial instruments. At December 31, 2023, our total risk-based capital ratio was 16.57% compared to 15.30% at December 31, 2022. Our common equity tier 1 capital ratio was 13.52% and 12.38%, respectively, on these dates. Our leverage ratio was 10.30% and 8.91%, respectively, on these dates. For a detailed discussion of our regulatory capital requirements, refer to the "Regulatory Considerations – Capital Regulations" section on page 15. See Note 17 in the Notes to Consolidated Financial Statements for additional information as to our capital adequacy.

At December 31, 2023, our common stock had a book value of $25.92 per diluted share compared to $22.73 at December 31, 2022. Book value is impacted by the net unrealized gains and losses on investment securities. At December 31, 2023, the net unrealized loss was $25.7 million compared to an unrealized loss of $37.3 million at December 31, 2022. Book value is also impacted by the recording of our unfunded pension liability through other comprehensive income in accordance with Accounting Standards Codification Topic 715. At December 31, 2023, the net pension liability reflected in accumulated other comprehensive loss was $0.4 million compared to $4.5 million at December 31, 2022. The favorable adjustment to our unfunded pension liability was primarily attributable to a higher than estimated return on plan assets. These adjustments also favorably impacted our tangible capital ratio. Further, book value is impacted by the periodic adjustment made to record temporary equity at redemption value which totaled $0.1 million at December 31, 2023. There no adjustments made during 2022.

In January 2019, our Board of Directors authorized the repurchase of up to 750,000 shares of our outstanding common stock over a five-year period. Repurchases could be made in the open market or in privately negotiated transactions; however, we were not obligated to repurchase any specified number of shares. 122,538 shares were repurchased in 2023 at an average price of $30.24 per share. No shares were repurchased in 2022 or 2021. 99,952 shares were repurchased in 2020 at an average price of $20.39 and 77,000 shares were repurchased in 2019 at an average price of $23.40. As of December 31, 2023, a total of 299,490 shares of our outstanding common stock have been repurchased at an average price of $25.19 under our 2019 stock repurchase plan.

Dividends

Adequate capital and financial strength are paramount to our stability and the stability of CCB. Cash dividends declared and paid should not place unnecessary strain on our capital levels. When determining the level of dividends, the following factors are considered:

- Compliance with state and federal laws and regulations;
- Our capital position and our ability to meet our financial obligations;
- Projected earnings and asset levels; and
- The ability of the Bank and us to fund dividends.

OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our clients. See Note 21 in the Notes to Consolidated Financial Statements.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, investment security maturities, available advances from the FHLB and Federal Reserve Bank, and warehouse lines of credit provide a sufficient source of funds to meet these commitments.

In conjunction with the sale and securitization of loans held for sale and their related servicing rights, we may be exposed to liability resulting from recourse, repurchase, and make-whole agreements. If it is determined subsequent to our sale of a loan or its related servicing rights that a breach of the representations or warranties made in the applicable sale agreement has occurred, which may include guarantees that prepayments will not occur within a specified and customary time frame, we may have an obligation to either (a) repurchase the loan for the unpaid principal balance, accrued interest, and related advances; (b) indemnify the purchaser against any loss it suffers; or (c) make the purchaser whole for the economic benefits of the loan and its related servicing rights.

Our repurchase, indemnification and make-whole obligations vary based upon the terms of the applicable agreements, the nature of the asserted breach, and the status of the mortgage loan at the time a claim is made. We establish reserves for estimated losses of this nature inherent in the origination of mortgage loans by estimating the losses inherent in the population of all loans sold based on trends in claims and actual loss severities experienced. The reserve will include accruals for probable contingent losses in addition to those identified in the pipeline of claims received. The estimation process is designed to include amounts based on actual losses experienced from actual activity.

ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

The consolidated financial statements and accompanying Notes to Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make various estimates and assumptions (see Note 1 in the Notes to Consolidated Financial Statements). We believe that, of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for Credit Losses. The amount of the allowance for credit losses represents management's best estimate of current expected credit losses considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument. Relevant available information includes historical credit loss experience, current conditions, and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for changes in loan risk grades, loss experience trends, loan prepayment trends, differences in current portfolio-specific risk characteristics, environmental conditions, future expectations, or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates, and the view of the regulatory authorities toward classification of assets. Detailed information on the Allowance for Credit Losses valuation, and the assumptions used are provided in Note 1 – Significant Accounting Policies of the Notes to Consolidated Financial Statements.

Goodwill. Goodwill represents the excess of the cost of acquired businesses over the fair value of their identifiable net assets. We perform an impairment review on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the estimated implied fair value of goodwill. If the estimated implied fair value of goodwill is less than the carrying amount, a loss would be recognized to reduce the carrying amount to the estimated implied fair value.

We evaluate goodwill for impairment on an annual basis. Accounting Standards Update 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying Accounting for Goodwill Impairment allows for a qualitative assessment of goodwill impairment indicators. If the assessment indicates that impairment has more than likely occurred, the Company must compare the estimated fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment charge is recorded equal to the excess.

During the fourth quarter of 2023, we performed our annual impairment testing. We proceeded with qualitative assessment by evaluating impairment indicators and concluded there were none that indicated that goodwill impairment had occurred.

Pension Assumptions. We have a defined benefit pension plan for the benefit of a portion of our associates. On December 30, 2019, the plan was amended to remove plan eligibility for new associates hired after December 31, 2019. Our funding policy with respect to the pension plan is to contribute, at a minimum, amounts sufficient to meet minimum funding requirements as set by law. Pension expense is determined by an external actuarial valuation based on assumptions that are evaluated annually as of December 31, the measurement date for the pension obligation. The service cost component of pension expense is reflected as "Compensation Expense" in the Consolidated Statements of Income. All other components of pension expense are reflected as "Other Expense".

The Consolidated Statements of Financial Condition reflect an accrued pension benefit cost due to funding levels and unrecognized actuarial amounts. The most significant assumptions used in calculating the pension obligation are the weighted-average discount rate used to determine the present value of the pension obligation, the weighted-average expected long-term rate of return on plan assets, and the assumed rate of annual compensation increases. These assumptions are re-evaluated annually with the external actuaries, taking into consideration both current market conditions and anticipated long-term market conditions.

The discount rate is determined by matching the anticipated defined pension plan cash flows to the spot rates of a corporate AA-rated bond index/yield curve and solving for the single equivalent discount rate which would produce the same present value. This methodology is applied consistently from year to year. The discount rate utilized in 2023 was 5.63%. The estimated impact to 2023 pension expense of a 25 basis point increase or decrease in the discount rate would have been an approximate $0.6 million decrease or increase, respectively. We anticipate using a 5.29% discount rate in 2024.

Based on the balances at the December 31, 2023 measurement date, the estimated impact on accumulated other comprehensive loss of a 25 basis point increase or decrease in the discount rate would have been a decrease or increase of approximately $3.2 million (after-tax). The estimated impact on accumulated other comprehensive loss of a 1% favorable/unfavorable variance in the actual rate of return on plan assets versus the assumed rate of return on plan assets of 6.75% would have been an approximate $0.8 million (after-tax) decrease/increase, respectively.

The weighted-average expected long-term rate of return on plan assets is determined based on the current and anticipated future mix of assets in the plan. The assets currently consist of equity securities, U.S. Government and Government agency debt securities, and other securities (typically temporary liquid funds awaiting investment). The weighted-average expected long-term rate of return on plan assets utilized for 2023 was 6.75%. The estimated impact to 2023 pension expense of a 25 basis point increase or decrease in the rate of return would have been an approximate $0.3 million decrease or increase, respectively. We anticipate using a rate of return on plan assets of 6.75% for 2024.

The assumed rate of annual compensation increases of 5.10% for 2023 was based on an experience study performed for the plan during 2022. It is anticipated that this compensation increase assumption will remain unchanged for the next several years, until the next experience study is performed.

Detailed information on the pension plan, the actuarially determined disclosures, and the assumptions used are provided in Note 15 of the Notes to Consolidated Financial Statements.

Income Taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in other expenses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

See "Financial Condition - Market Risk and Interest Rate Sensitivity" in Management's Discussion and Analysis of Financial Condition and Results of Operations, above, which is incorporated herein by reference.

Item 8.   *Financial Statements and Supplementary Data*

2023 Report of Independent Registered Public Accounting Firm (PCAOB ID 686)

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareowners, Board of Directors and Audit Committee
Capital City Bank Group, Inc.
Tallahassee, Florida

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Capital City Bank Group, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareowners' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2024, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness described in Management's Annual Report on Internal Control over Financial Reporting.

Restatement of Previously Issued Financial Statements

As discussed in *Note 1* to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below arises from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

The Company's loans held for investment portfolio totaled $2.73 billion as of December 31, 2023, and the allowance for credit losses on loans held for investment was $29.9 million. The Company's unfunded loan commitments totaled $748.4 million, with an allowance for credit loss on unfunded loan commitments of $3.2 million. The Company's held-to-maturity securities portfolios totaled $625.0 million as of December 31, 2023, and there was no allowance for credit losses on held-to-maturity securities. Together, these allowance amounts represent the allowance for credit losses (ACL).

As more fully described in *Notes 1*, *2*, *3* and *21* to the Company's consolidated financial statements, the Company estimates its exposure to expected credit losses as of the statement of financial condition date for existing financial instruments held at amortized cost and off-balance sheet exposures, such as unfunded loan commitments, lines of credit and other unused commitments that are not unconditionally cancelable by the Company.

The determination of the ACL requires management to exercise significant judgment and consider numerous subjective factors, including determining qualitative factors utilized to adjust historical loss rates, loan credit risk grading and identifying loans requiring individual evaluation among others. As disclosed by management, different assumptions and conditions could result in a materially different amount for the estimate of the ACL.

We identified the ACL at December 31, 2023 as a critical audit matter. Auditing the ACL involved a high degree of subjectivity in evaluating management's estimates, such as evaluating management's identification of credit quality indicators, grouping of loans determined to be similar into pools, estimating the remaining life of loans in a pool, assessment of economic conditions and other environmental factors, evaluating the adequacy of specific allowances associated with individually evaluated loans and assessing the appropriateness of loan credit risk grades.

The primary procedures we performed as of December 31, 2023 to address this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the ACL, including the qualitative factor adjustments of the ACL.
- Tested the design and operating effectiveness of controls, including those related to technology, over the ACL, including:
  - loan data completeness and accuracy
  - reconciliation of loan balances accounted for at amortized cost and underlying detail
  - classifications of loans by loan pool
  - historical charge-off data
  - evaluation of appraisals
  - the establishment of qualitative adjustments
  - back testing and stress testing
  - loan credit risk ratings
  - establishment of specific ACL on individually evaluated loan
  - management's review and disclosure controls over the ACL
- Tested the completeness and accuracy of the information utilized in the ACL, including evaluating the relevance and reliability of such information.
- Tested the ACL model's computational accuracy.
- Evaluated the qualitative adjustments to the ACL, including assessing the basis for adjustments and the reasonableness of the significant assumptions.
- Tested the loan review functions and evaluated the reasonableness of loan credit risk ratings.
- Evaluated the reasonableness of specific allowances on individually evaluated loans.
- Evaluated the overall reasonableness of assumptions used by management considering trends identified within peer groups.
- Evaluated the accuracy and completeness of Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses*, disclosures in the consolidated financial statements.
- Evaluated credit quality trends in delinquencies, non-accruals, charge-offs and loan risk ratings.
- Tested estimated utilization rate of unfunded loan commitments.
- Evaluated documentation prepared to assess the methodology utilized in the ACL calculation for securities for reasonableness.

FORVIS, LLP

We have served as the Company's auditor since 2021.

Little Rock, Arkansas
March 13, 2024

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	As of December 31,	
(Dollars in Thousands)	2023	2022
ASSETS		
Cash and Due From Banks	$ 83,118	$ 72,114
Federal Funds Sold and Interest Bearing Deposits	228,949	528,536
Total Cash and Cash Equivalents	312,067	600,650
Investment Securities, Available for Sale, at fair value (amortized cost of $367,747 and $455,232)	337,902	413,294
Investment Securities, Held to Maturity (fair value of $591,751 and $612,701)	625,022	660,744
Equity Securities	3,450	10
Total Investment Securities	966,374	1,074,048
Loans Held For Sale, at fair value	28,211	26,909
Loans, Held for Investment	2,733,918	2,547,685
Allowance for Credit Losses	(29,941)	(25,068)
Loans Held for Investment, Net	2,703,977	2,522,617
Premises and Equipment, Net	81,266	82,138
Goodwill and Other Intangibles	92,933	93,093
Other Real Estate Owned	1	431
Other Assets	119,648	119,337
Total Assets	$ 4,304,477	$ 4,519,223
LIABILITIES		
Deposits:		
Noninterest Bearing Deposits	$ 1,377,934	$ 1,653,620
Interest Bearing Deposits	2,323,888	2,285,697
Total Deposits	3,701,822	3,939,317
Short-Term Borrowings	35,341	56,793
Subordinated Notes Payable	52,887	52,887
Other Long-Term Borrowings	315	513
Other Liabilities	66,080	73,675
Total Liabilities	3,856,445	4,123,185
Temporary Equity	7,407	8,757
SHAREOWNERS' EQUITY		
Preferred Stock, $0.01 par value; 3,000,000 shares authorized; no shares issued and outstanding	-	-
Common Stock, $0.01 par value; 90,000,000 shares authorized;16,950,222 and 16,986,785 shares issued and outstanding at December 31, 2023 and 2022, respectively	170	170
Additional Paid-In Capital	36,326	37,331
Retained Earnings	426,275	387,009
Accumulated Other Comprehensive Loss, Net of Tax	(22,146)	(37,229)
Total Shareowners' Equity	440,625	387,281
Total Liabilities, Temporary Equity, and Shareowners' Equity	$ 4,304,477	$ 4,519,223

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands, Except Per Share Data)	For the Years Ended December 31,		
	2023	**2022**	**2021**
INTEREST INCOME			
Loans, including Fees	$ 152,250	$ 106,444	$ 96,561
Investment Securities:			
Taxable	18,652	15,917	8,724
Tax Exempt	40	38	68
Federal Funds Sold and Interest Bearing Deposits	10,126	9,511	998
Total Interest Income	181,068	131,910	106,351
INTEREST EXPENSE			
Deposits	17,582	3,444	839
Short-Term Borrowings	2,051	1,761	1,360
Subordinated Notes Payable	2,427	1,652	1,228
Other Long-Term Borrowings	20	31	63
Total Interest Expense	22,080	6,888	3,490
NET INTEREST INCOME	158,988	125,022	102,861
Provision for Credit Losses	9,714	7,494	(1,553)
Net Interest Income After Provision for Credit Losses	149,274	117,528	104,414
NONINTEREST INCOME			
Deposit Fees	21,325	22,121	18,882
Bank Card Fees	14,918	15,401	15,274
Wealth Management Fees	16,337	18,059	13,693
Mortgage Banking Revenues	10,400	11,909	52,425
Other	8,630	7,691	7,271
Total Noninterest Income	71,610	75,181	107,545
NONINTEREST EXPENSE			
Compensation	93,787	91,519	101,470
Occupancy, Net	27,660	24,574	23,932
Other	35,576	35,541	37,106
Total Noninterest Expense	157,023	151,634	162,508
INCOME BEFORE INCOME TAXES	63,861	41,075	49,451
Income Tax Expense	13,040	7,798	9,835
NET INCOME	$ 50,821	$ 33,277	$ 39,616
Loss (Income) Attributable to Noncontrolling Interests	1,437	135	(6,220)
NET INCOME ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 52,258	$ 33,412	$ 33,396
BASIC NET INCOME PER SHARE	$ 3.08	$ 1.97	$ 1.98
DILUTED NET INCOME PER SHARE	$ 3.07	$ 1.97	$ 1.98
Average Basic Common Shares Outstanding	16,987	16,951	16,863
Average Diluted Common Shares Outstanding	17,023	16,985	16,893

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended December 31,		
(Dollars in Thousands)	**2023**	**2022**	**2021**
NET INCOME ATTRIBUTABLE TO COMMON SHAREOWNERS	$ 52,258	$ 33,412	$ 33,396
Other comprehensive income (loss), before tax:			
Investment Securities:			
Net unrealized (loss) gain on securities available-for-sale	12,076	(35,814)	(9,673)
Unrealized losses on securities transferred from available-for-sale to held-to-maturity	-	(9,384)	-
Amortization of unrealized losses on securities transferred from available-for-sale to held-to-maturity	3,479	1,469	26
Derivative:			
Change in net unrealized gain on effective cash flow derivative	(878)	4,146	1,476
Benefit Plans:			
Reclassification adjustment for amortization of prior service cost	156	292	234
Reclassification adjustment for amortization of net loss	112	4,752	10,806
Defined benefit plan settlement (gain) charge	(291)	2,321	3,072
Current year actuarial gain	4,905	4,223	31,339
Total Benefit Plans	4,882	11,588	45,451
Other comprehensive income (loss), before tax:	19,559	(27,995)	37,280
Deferred tax (expense) benefit related to other comprehensive income	(4,476)	6,980	(9,352)
Other comprehensive income (loss), net of tax	15,083	(21,015)	27,928
TOTAL COMPREHENSIVE INCOME	$ 67,341	$ 12,397	$ 61,324

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

(Dollars in Thousands, Except Share Data)	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss, Net of Taxes	Total
Balance, January 1, 2021	16,790,573	$ 168	$ 32,283	$ 332,528	$ (44,142)	$ 320,837
Net Income Attributable to Common Shareowners	-	-	-	33,396	-	33,396
Reclassification to Temporary Equity[1]	-	-	-	9,323	-	9,323
Other Comprehensive Income, Net of Tax	-	-	-	-	27,928	27,928
Cash Dividends ($0.62 per share)	-	-	-	(10,459)	-	(10,459)
Stock Based Compensation	-	-	843	-	-	843
Stock Compensation Plan Transactions, net	101,487	1	1,297	-	-	1,298
Balance, December 31, 2021	16,892,060	169	34,423	364,788	(16,214)	383,166
Net Income Attributable to Common Shareowners	-	-	-	33,412	-	33,412
Other Comprehensive Loss, Net of Tax	-	-	-	-	(21,015)	(21,015)
Cash Dividends ($0.66 per share)	-	-	-	(11,191)	-	(11,191)
Stock Based Compensation	-	-	1,630	-	-	1,630
Stock Compensation Plan Transactions, net	94,725	1	1,278	-	-	1,279
Balance, December 31, 2022	16,986,785	170	37,331	387,009	(37,229)	387,281
Net Income Attributable to Common Shareowners	-	-	-	52,258	-	52,258
Reclassification to Temporary Equity[1]	-	-	-	(87)	-	(87)
Other Comprehensive Income, Net of Tax	-	-	-	-	15,083	15,083
Cash Dividends ($0.76 per share)	-	-	-	(12,905)	-	(12,905)
Stock Based Compensation	-	-	1,237	-	-	1,237
Stock Compensation Plan Transactions, net	85,975	-	1,468	-	-	1,468
Repurchase of Common Stock	(122,538)	-	(3,710)	-	-	(3,710)
Balance, December 31, 2023	16,950,222	$ 170	$ 36,326	$ 426,275	$ (22,146)	$ 440,625

[1]Adjustments to redemption value for non-controlling interest in CCHL

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Years Ended December 31,		
			(As Restated)	(As Restated)
(Dollars in Thousands)		2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income Attributable to Common Shareowners	$	52,258	$ 33,412	$ 33,396
Adjustments to Reconcile Net Income to Cash From Operating Activities:				
Provision for Credit Losses		9,714	7,494	(1,553)
Depreciation		7,918	7,596	7,607
Amortization of Premiums, Discounts, and Fees, net		4,221	7,772	14,072
Amortization of Intangible Assets		160	160	107
Gain on Securities Transactions		3	-	-
Pension Settlement (Gain) Charges		(291)	2,321	3,072
Originations of Loans Held for Sale		(306,714)	(437,827)	(1,262,746)
Proceeds From Sales of Loans Held for Sale		315,812	475,359	1,376,678
Mortgage Banking Revenues		(10,400)	(11,909)	(52,425)
Net Additions for Capitalized Mortgage Servicing Rights		419	726	72
Change in Valuation Provision for Mortgage Servicing Rights		-	-	(250)
Stock Compensation		1,237	1,630	843
Net Tax Benefit from Stock Compensation		(48)	(27)	(4)
Deferred Income Taxes		(483)	(3,870)	(4,157)
Net Change in Operating Leases		79	(108)	(165)
Net Gain on Sales and Write-Downs of Other Real Estate Owned		(2,053)	(422)	(1,662)
Net (Increase) Decrease in Other Assets		(1,029)	(8,636)	10,885
Net (Decrease) Increase in Other Liabilities		(4,452)	8,837	(7,846)
Net Cash Provided By (Used In) Operating Activities		66,351	82,508	115,924
CASH FLOWS FROM INVESTING ACTIVITIES				
Securities Held to Maturity:				
Purchases		(1,483)	(219,865)	(251,525)
Payments, Maturities, and Calls		36,600	55,314	78,544
Securities Available for Sale:				
Purchases		(8,379)	(52,238)	(523,961)
Proceeds from the Sale of Securities		30,420	3,365	495
Payments, Maturities, and Calls		62,861	81,596	178,425
Equity Securities:				
Purchases		(13,566)	-	-
Net Decrease in Equity Securities		10,127	-	-
Purchases of Loans Held for Investment		(2,488)	(16,753)	(20,209)
Net (Increase) Decrease in Loans		(191,151)	(606,011)	88,545
Net Cash Paid for Acquisitions		-	-	(4,482)
Proceeds From Sales of Other Real Estate Owned		3,995	2,406	4,502
Purchases of Premises and Equipment, net		(7,046)	(6,322)	(5,193)
Noncontrolling Interest Contributions		-	2,867	7,139
Net Cash Used In Investing Activities		(80,110)	(755,641)	(447,720)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net (Decrease) Increase in Deposits		(237,495)	226,455	495,302
Net (Decrease) Increase in Short-Term Borrowings		(21,452)	22,114	(45,938)
Repayment of Other Long-Term Borrowings		(199)	(249)	(1,332)
Dividends Paid		(12,905)	(11,191)	(10,459)
Payments to Repurchase Common Stock		(3,710)	-	-
Issuance of Common Stock Under Compensation Plans		937	1,300	1,028
Net Cash (Used in) Provided By Financing Activities		(274,824)	238,429	438,601
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(288,583)	(434,704)	106,805
Cash and Cash Equivalents at Beginning of Year		600,650	1,035,354	928,549
Cash and Cash Equivalents at End of Year	$	312,067	$ 600,650	$ 1,035,354
Supplemental Cash Flow Disclosures:				
Interest Paid	$	21,775	$ 6,586	$ 3,547
Income Taxes Paid	$	9,118	$ 7,466	$ 16,339
Noncash Investing and Financing Activities:				
Loans and Premises Transferred to Other Real Estate Owned	$	1,512	$ 2,398	$ 1,717

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1
SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Capital City Bank Group, Inc. ("CCBG") provides a full range of banking and banking-related services to individual and corporate clients through its wholly-owned subsidiary, Capital City Bank ("CCB" or the "Bank" and together with CCBG, the "Company"), with banking offices located in Florida, Georgia, and Alabama. The Company is subject to competition from other financial institutions, is subject to regulation by certain government agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Presentation

The consolidated financial statements include the accounts of CCBG and CCB. CCBG also maintains an insurance subsidiary, Capital City Strategic Wealth, LLC. CCB has two primary subsidiaries, which are wholly owned, Capital City Trust Company and Capital City Investments. On March 1, 2020, CCB acquired a 51% membership interest in Brand Mortgage Group, LLC ("Brand") which is now operated as Capital City Home Loans, LLC ("CCHL"), a consolidated entity in the Company's financial statements. The terms of the transaction included a buyout call/put option for CCB to purchase the remaining 49% of the membership interests in CCHL ("the 49% Interest") that are held by BMGBMG, LLC ("BMG"). The option requires 12 months advance notice to the other party, and under the terms of the option, January 1, 2025 is the earliest date the transfer of the 49% Interest may be completed. On December 20, 2023, BMG notified CCB that BMG will exercise its put option and the transfer of the 49% Interest will become effective on January 1, 2025.

The Company, which operates a single reportable business segment that is comprised of commercial banking within the states of Florida, Georgia, and Alabama, follows accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. The principles which materially affect the financial position, results of operations and cash flows are summarized below.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity under accounting principles generally accepted in the United States of America. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, variable interest entities ("VIE's") are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in an entity is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. Two of CCBG's wholly owned subsidiaries, CCBG Capital Trust I (established November 1, 2004) and CCBG Capital Trust II (established May 24, 2005) are VIEs for which the Company is not the primary beneficiary. Accordingly, the accounts of these entities are not included in the Company's consolidated financial statements.

Certain previously reported amounts have been reclassified to conform to the current year's presentation. All material inter-company transactions and accounts have been eliminated in consolidation. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Annual Report on Form 10-K were filed with the United States Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for credit losses, pension expense, income taxes, loss contingencies, valuation of other real estate owned, and valuation of goodwill and their respective analysis of impairment.

Restatement of Previously Issued Consolidated Financial Statements

We have restated herein the Company's Impacted Statements of Cash Flows for the years ended December 31, 2021 and December 31, 2022 and for each of the three month periods ended March 31, 2022 and 2023, six month periods ended June 30, 2022 and 2023 and nine month periods ended September 30, 2022 and 2023.

Prior Restatement Background

On December 22, 2023, the Company filed a Form 10-K/A to amend and restate certain items in the 10K for the year ended December 31, 2022 related to inter-company transactions between its subsidiaries, CCHL and CCB, involving residential mortgage loan purchases that were not properly recorded. The material impact to Consolidated Statements of Income, Consolidated Statements of Financial Condition and various key performance indicators resulted in a restatement of the Company's financial statements for the year ended December 31, 2022, and the three, six and nine months ended March 31, 2022 and 2023, June 30, 2022 and 2023, and September 30, 2022, respectively (collectively, the "Previously Restated Financial Statements"). As part of the Company's assessment of the misstatements noted in the Form 10-K/A filed December 22, 2023, it was concluded that the impact of the inter-company loan sale and participation transactions was immaterial to the consolidated financial statements for the year ended December 31, 2021.

Description of Current Misstatements

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2023, the Company concluded that it had not appropriately eliminated intercompany loan sale and participations transactions from the Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021 in its Previously Restated Financial Statements. These errors led to misstatements of the following line items within the Consolidated Statements of Cash Flows:

Within the Cash Flows from Operating Activities section:
- An overstatement of Originations of Loans Held for Sale of $558 million and $279 million for the years ended December 31, 2022 and 2021, respectively.
- An overstatement of Proceeds from Sales of Loans Held for Sale of $558 million and $279 million for the years ended December 31, 2022 and 2021, respectively.

As these misstatements offset one another within the Cash Flows from Operating Activities section of the Consolidated Statement of Cash Flows, there was no impact to the Net Cash Provided By Operating Activities line item.

Within the Cash Flows from Investing Activities section:
- An overstatement of Purchases of Loans Held for Investment of $422 million and $95 million for the years ended December 31, 2022 and 2021, respectively.
- An understatement of Net (Increase) Decrease in Loans of $422 million and $95 million for the years ended December 31, 2022 and 2021, respectively.

As these misstatements offset one another within the Cash Flows Used In Investing section of the Consolidated Statement of Cash Flows, there was no impact to the Net Cash Used In Investing Activities line item.

The impacts of the restatement for the years ended December 31, 2022 and 2021 as described above are reflected in the Consolidated Statements of Cash Flows and had no impact on the Consolidated Statements of Financial Condition, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements in Changes in Shareowners' Equity or the Notes to the Consolidated Financial Statements. The impacts of the restatement for each of the quarterly periods are presented in Note 24, Restated Quarterly Consolidated Statements of Cash Flows (Unaudited).

Description of Current Restatement Tables

The following tables present the amounts previously reported and a reconciliation of the restatement amounts reported on the restated Consolidated Statement of Cash Flows for the years ended December 31, 2022 and December 31, 2021. The amounts previously reported were derived from the Company's Amended Annual Report on Form 10-K/A for the year ended December 31, 2022 and 2021, filed with the SEC on December 22, 2023.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2022		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 33,412	$ -	$ 33,412
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	7,494	-	7,494
Depreciation	7,596	-	7,596
Amortization of Premiums, Discounts, and Fees, net	7,772	-	7,772
Amortization of Intangible Assets	160	-	160
Pension Settlement Charge	2,321	-	2,321
Originations of Loans Held-for-Sale	(996,312)	558,485	(437,827)
Proceeds From Sales of Loans Held-for-Sale	1,033,844	(558,485)	475,359
Mortgage Banking Revenues	(11,909)	-	(11,909)
Net Additions for Capitalized Mortgage Servicing Rights	726	-	726
Stock Compensation	1,630	-	1,630
Net Tax Benefit From Stock-Based Compensation	(27)	-	(27)
Deferred Income Taxes Benefit	(3,870)	-	(3,870)
Net Change in Operating Leases	(108)	-	(108)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(422)	-	(422)
Net Increase in Other Assets	(8,636)	-	(8,636)
Net Decrease in Other Liabilities	8,837	-	8,837
Net Cash Provided (Used In) By Operating Activities	82,508	-	82,508
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(219,865)	-	(219,865)
Payments, Maturities, and Calls	55,314	-	55,314
Securities Available for Sale:			
Purchases	(52,238)	-	(52,238)
Proceeds from Sale of Securities	3,365	-	3,365
Payments, Maturities, and Calls	81,596	-	81,596
Purchase of loans held for investment	(438,415)	421,662	(16,753)
Net Increase in Loans Held for Investment	(184,349)	(421,662)	(606,011)
Proceeds From Sales of Other Real Estate Owned	2,406	-	2,406
Purchases of Premises and Equipment, net	(6,322)	-	(6,322)
Noncontrolling interest contributions received	2,867	-	2,867
Net Cash Used In Investing Activities	(755,641)	-	(755,641)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	226,455	-	226,455
Net Increase in Other Short-Term Borrowings	22,114	-	22,114
Repayment of Other Long-Term Borrowings	(249)	-	(249)
Dividends Paid	(11,191)	-	(11,191)
Issuance of Common Stock Under Compensation Plans	1,300	-	1,300
Net Cash Provided By Financing Activities	238,429	-	238,429
NET DECREASE IN CASH AND CASH EQUIVALENTS	(434,704)	-	(434,704)
Cash and Cash Equivalents at Beginning of Period	1,035,354	-	1,035,354
Cash and Cash Equivalents at End of Period	$ 600,650	$ -	$ 600,650
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 6,586	$ -	$ 6,586
Income Taxes Paid	$ 7,466	$ -	$ 7,466
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 2,398	$ -	$ 2,398

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2021		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 33,396	$ -	$ 33,396
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	(1,553)	-	(1,553)
Depreciation	7,607	-	7,607
Amortization of Premiums, Discounts, and Fees, net	14,072	-	14,072
Amortization of Intangible Assets	107	-	107
Pension Settlement Charge	3,072	-	3,072
Originations of Loans Held-for-Sale	(1,541,356)	278,610	(1,262,746)
Proceeds From Sales of Loans Held-for-Sale	1,655,288	(278,610)	1,376,678
Mortgage Banking Revenues	(52,425)	-	(52,425)
Net Additions for Capitalized Mortgage Servicing Rights	72	-	72
Change in Valuation Provision for Mortgage Servicing Rights	(250)	-	(250)
Stock Compensation	843	-	843
Net Tax Benefit From Stock-Based Compensation	(4)	-	(4)
Deferred Income Taxes Benefit	(4,157)	-	(4,157)
Net Change in Operating Leases	(165)	-	(165)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(1,662)	-	(1,662)
Net Decrease in Other Assets	10,885	-	10,885
Net Decrease in Other Liabilities	(7,846)	-	(7,846)
Net Cash Provided By Operating Activities	115,924	-	115,924
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(251,525)	-	(251,525)
Payments, Maturities, and Calls	78,544	-	78,544
Securities Available for Sale:			
Purchases	(523,961)	-	(523,961)
Proceeds from Sale of Securities	495	-	495
Payments, Maturities, and Calls	178,425	-	178,425
Purchase of loans held for investment	(114,913)	94,704	(20,209)
Net Decrease in Loans Held for Investment	183,249	(94,704)	88,545
Net Cash Paid for Acquisitions	(4,482)	-	(4,482)
Proceeds From Sales of Other Real Estate Owned	4,502	-	4,502
Purchases of Premises and Equipment, net	(5,193)	-	(5,193)
Noncontrolling interest contributions received	7,139	-	7,139
Net Cash Used In Investing Activities	(447,720)	-	(447,720)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	495,302	-	495,302
Net Decrease in Other Short-Term Borrowings	(45,938)	-	(45,938)
Repayment of Other Long-Term Borrowings	(1,332)	-	(1,332)
Dividends Paid	(10,459)	-	(10,459)
Issuance of Common Stock Under Compensation Plans	1,028	-	1,028
Net Cash Provided By Financing Activities	438,601	-	438,601
NET DECREASE IN CASH AND CASH EQUIVALENTS	106,805	-	106,805
Cash and Cash Equivalents at Beginning of Period	928,549	-	928,549
Cash and Cash Equivalents at End of Period	$ 1,035,354	$ -	$ 1,035,354
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 3,547	$ -	$ 3,547
Income Taxes Paid	$ 16,339	$ -	$ 16,339
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 1,717	$ -	$ 1,717

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Significant Accounting Principles

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods and all other cash equivalents have a maturity of 90 days or less. The Company is required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. On March 26, 2020, the Federal Reserve reduced the amount of the required reserve balance to zero.

The Company maintains certain cash balances that are restricted under warehouse lines of credit and master repurchase agreements. The restricted cash balance at December 31, 2023 was $0.1 million.

Investment Securities

Investment securities are classified as held-to-maturity ("HTM") and carried at amortized cost when the Company has the positive intent and ability to hold them until maturity. Investment securities not classified as HTM are classified as available-for-sale ("AFS") and carried at fair value. The Company does not have trading investment securities. Investment securities classified as equity securities that do not have readily determinable fair values, are measured at cost and remeasured to fair value when impaired or upon observable transaction prices. The Company determines the appropriate classification of securities at the time of purchase. For reporting and risk management purposes, the Company further segments investment securities by the issuer of the security which correlates to its risk profile: U.S. government treasury, U.S. government agency, state and political subdivisions, mortgage-backed securities, and corporate debt securities. Certain equity securities with limited marketability, such as stock in the Federal Reserve Bank and the Federal Home Loan Bank, are classified as AFS and carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts. Realized gains and losses are derived from the amortized cost of the security sold. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Securities transferred from AFS to HTM are recorded at amortized cost plus or minus any unrealized gain or loss at the time of transfer. Any existing unrecognized gain or loss continues to be reported in accumulated other comprehensive loss (net of tax) and amortized as an adjustment to interest income over the remaining life of the security. Any existing allowance for credit loss is reversed at the time of transfer. Subsequent to transfer, the allowance for credit losses on the transferred security is evaluated in accordance with the accounting policy for HTM securities. Additionally, any allowance amounts reversed or established as part of the transfer are presented on a gross basis in the Consolidated Statement of Income.

The accrual of interest is generally suspended on securities more than 90 days past due with respect to principal or interest. When a security is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income and thus not included in the estimate of credit losses.

Credit losses and changes thereto, are established as an allowance for credit loss through a provision for credit loss expense. Losses are charged against the allowance when management believes the uncollectability of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Certain debt securities in the Company's investment portfolio were issued by a U.S. government entity or agency and are either explicitly or implicitly guaranteed by the U.S. government. The Company considers the long history of no credit losses on these securities indicates that the expectation of nonpayment of the amortized cost basis is zero, even if the U.S. government were to technically default. Further, certain municipal securities held by the Company have been pre-refunded and secured by government guaranteed treasuries. Therefore, for the aforementioned securities, the Company does not assess or record expected credit losses due to the zero loss assumption.

Impairment - Available-for-Sale Securities.

Unrealized gains on AFS securities are excluded from earnings and reported, net of tax, in other comprehensive income. For AFS securities that are in an unrealized loss position, the Company first assesses whether it intends to sell, or whether it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS securities that do not meet the aforementioned criteria or have a zero loss assumption, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that is not credit related is recognized in other comprehensive income.

Allowance for Credit Losses - Held-to-Maturity Securities.

Management measures expected credit losses on each individual HTM debt security that has not been deemed to have a zero assumption. Each security that is not deemed to have zero credit losses is individually measured based on net realizable value, or the difference between the discounted value of the expected cash flows, based on the original effective rate, and the recorded amortized basis of the security. To the extent a shortfall is related to credit loss, an allowance for credit loss is recorded through a provision for credit loss expense.

Loans Held for Investment

Loans held for investment ("HFI") are stated at amortized cost which includes the principal amount outstanding, net premiums and discounts, and net deferred loan fees and costs. Accrued interest receivable on loans is reported in other assets and is not included in the amortized cost basis of loans. Interest income is accrued on the effective yield method based on outstanding principal balances and includes loan late fees. Fees charged to originate loans and direct loan origination costs are deferred and amortized over the life of the loan as a yield adjustment.

The Company defines loans as past due when one full payment is past due or a contractual maturity is over 30 days late. The accrual of interest is generally suspended on loans more than 90 days past due with respect to principal or interest. When a loan is placed on nonaccrual status, all previously accrued and uncollected interest is reversed against current income and thus a policy election has been made to not include accrued interest in the estimate of credit losses. Interest income on nonaccrual loans is recognized when the ultimate collectability is no longer considered doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured.

Loan charge-offs on commercial and investor real estate loans are recorded when the facts and circumstances of the individual loan confirm the loan is not fully collectible and the loss is reasonably quantifiable. Factors considered in making these determinations are the borrower's and any guarantor's ability and willingness to pay, the status of the account in bankruptcy court (if applicable), and collateral value. Charge-off decisions for consumer loans are dictated by the Federal Financial Institutions Examination Council's Uniform Retail Credit Classification and Account Management Policy which establishes standards for the classification and treatment of consumer loans, which generally require charge-off after 120 days of delinquency.

The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures designed to maximize loan income within an acceptable level of risk. Reporting systems are used to monitor loan originations, loan ratings, concentrations, loan delinquencies, nonperforming and potential problem loans, and other credit quality metrics. The ongoing review of loan portfolio quality and trends by Management and the Credit Risk Oversight Committee support the process for estimating the allowance for credit losses.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance for credit losses is adjusted by a credit loss provision which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Expected credit loss inherent in non-cancellable off-balance sheet credit exposures is provided for through the credit loss provision, but recorded separately in other liabilities.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management's view of current conditions and forecasts.

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans; and second, a pooled component for expected credit losses for pools of loans that share similar risk characteristics.

Loans That Do Not Share Risk Characteristics (Individually Analyzed)

Loans that do not share similar risk characteristics are evaluated on an individual basis. Loans deemed to be collateral dependent have differing risk characteristics and are individually analyzed to estimate the expected credit loss. A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the liquidation and sale of the underlying collateral. For collateral dependent loans where foreclosure is probable, the expected credit loss is measured based on the difference between the fair value of the collateral (less selling cost) and the amortized cost basis of the asset. For collateral dependent loans where foreclosure is not probable, the Company has elected the practical expedient allowed by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326-20 to measure the expected credit loss under the same approach as those loans where foreclosure is probable. For loans with balances greater than $250,000, the fair value of the collateral is obtained through independent appraisal of the underlying collateral. For loans with balances less than $250,000, the Company has made a policy election to measure expected loss for these individual loans utilizing loss rates for similar loan types.

Loans That Share Similar Risk Characteristics (Pooled Loans)

The general steps in determining expected credit losses for the pooled loan component of the allowance are as follows:

- Segment loans into pools according to similar risk characteristics
- Develop historical loss rates for each loan pool segment
- Incorporate the impact of forecasts
- Incorporate the impact of other qualitative factors
- Calculate and review pool specific allowance for credit loss estimate

A discounted cash flow methodology is utilized to calculate expected cash flows for the life of each individual loan. The discounted present value of expected cash flow is then compared to the loan's amortized cost basis to determine the credit loss estimate. Individual loan results are aggregated at the pool level in determining total reserves for each loan pool.

The primary inputs used to calculate expected cash flows include historical loss rates which reflect probability of default ("PD") and loss given default ("LGD"), and prepayment rates. The historical look-back period is a key factor in the calculation of the PD rate and is based on management's assessment of current and forecasted conditions and may vary by loan pool. Loans subject to the Company's risk rating process are further sub-segmented by risk rating in the calculation of PD rates. LGD rates generally reflect the historical average net loss rate by loan pool. Expected cash flows are further adjusted to incorporate the impact of loan prepayments which will vary by loan segment and interest rate conditions. In general, prepayment rates are based on observed prepayment rates occurring in the loan portfolio and consideration of forecasted interest rates.

In developing loss rates, adjustments are made to incorporate the impact of forecasted conditions. Certain assumptions are also applied, including the length of the forecast and reversion periods. The forecast period is the period within which management is able to make a reasonable and supportable assessment of future conditions. The reversion period is the period beyond which management believes it can develop a reasonable and supportable forecast, and bridges the gap between the forecast period and the use of historical default and loss rates. The remainder period reflects the remaining life of the loan. The length of the forecast and reversion periods are periodically evaluated and based on management's assessment of current and forecasted conditions and may vary by loan pool. For purposes of developing a reasonable and supportable assessment of future conditions, management utilizes established industry and economic data points and sources, including the Federal Open Market Committee forecast, with the forecasted unemployment rate being a significant factor. PD rates for the forecast period will be adjusted accordingly based on management's assessment of future conditions. PD rates for the remainder period will reflect the historical mean PD rate. Reversion period PD rates reflect the difference between forecast and remainder period PD rates calculated using a straight-line adjustment over the reversion period.

Loss rates are further adjusted to account for other risk factors that impact loan defaults and losses. These adjustments are based on management's assessment of trends and conditions that impact credit risk and resulting credit losses, more specifically internal and external factors that are independent of and not reflected in the quantitative loss rate calculations. Risk factors management considers in this assessment include trends in underwriting standards, nature/volume/terms of loan originations, past due loans, loan review systems, collateral valuations, concentrations, legal/regulatory/political conditions, and the unforeseen impact of natural disasters.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which it is exposed to credit risk through a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted as a provision for credit loss expense and is recorded in other liabilities. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life and applies the same estimated loss rate as determined for current outstanding loan balances by segment. Off-balance sheet credit exposures are identified and classified in the same categories as the allowance for credit losses with similar risk characteristics that have been previously mentioned.

Mortgage Banking Activities

Mortgage Loans Held for Sale and Revenue Recognition

Mortgage loans held for sale ("HFS") are carried at fair value under the fair value option with changes in fair value recorded in mortgage banking revenues on the Consolidated Statements of Income. The fair value of mortgage loans held for sale committed to investors is calculated using observable market information such as the investor commitment, assignment of trade or other mandatory delivery commitment prices. The Company bases loans committed to Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), and Federal Home Loan Mortgage Corporation ("FHLMC") ("Agency") investors based on the Agency's quoted mortgage backed security ("MBS") prices. The fair value of mortgage loans held for sale not committed to investors is based on quoted best execution secondary market prices. If no such quoted price exists, the fair value is determined using quoted prices for a similar asset or assets, such as MBS prices, adjusted for the specific attributes of that loan, which would be used by other market participants.

Gains and losses from the sale of mortgage loans held for sale are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and are recorded in mortgage banking revenues on the Consolidated Statements of Income. Sales proceeds reflect the cash received from investors through the sale of the loan and servicing release premium. If the related mortgage loan is sold with servicing retained, the MSR addition is recorded in mortgage banking revenues on the Consolidated Statements of Income. Mortgage banking revenues also includes the unrealized gains and losses associated with the changes in the fair value of mortgage loans held for sale, and the realized and unrealized gains and losses from derivative instruments.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific assets. The Company typically considers the above criteria to have been met upon acceptance and receipt of sales proceeds from the purchaser.

Government National Mortgage Association ("GNMA") optional repurchase programs allow financial institutions to buy back individual delinquent mortgage loans that meet certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100 percent of the remaining principal balance of the loan. Under FASB ASC Topic 860, "Transfers and Servicing," this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional. When the Company is deemed to have regained effective control over these loans under the unconditional buy-back option, the loans can no longer be reported as sold and must be brought back onto the Consolidated Statement of Financial Condition, regardless of whether there is intent to exercise the buy-back option. These loans are reported in other assets with the offsetting liability being reported in other liabilities.

Derivative Instruments (IRLC/Forward Commitments)

The Company holds and issues derivative financial instruments such as interest rate lock commitments ("IRLCs") and other forward sale commitments. IRLCs are subject to price risk primarily related to fluctuations in market interest rates. To hedge the interest rate risk on certain IRLCs, the Company uses forward sale commitments, such as to-be-announced securities ("TBAs") or mandatory delivery commitments with investors. Management expects these forward sale commitments to experience changes in fair value opposite to the changes in fair value of the IRLCs thereby reducing earnings volatility. Forward sale commitments are also used to hedge the interest rate risk on mortgage loans held for sale that are not committed to investors and still subject to price risk. If the mandatory delivery commitments are not fulfilled, the Company pays a pair-off fee. Best effort forward sale commitments are also executed with investors, whereby certain loans are locked with a borrower and simultaneously committed to an investor at a fixed price. If the best effort IRLC does not fund, there is no obligation to fulfill the investor commitment.

The Company considers various factors and strategies in determining what portion of the IRLCs and uncommitted mortgage loans held for sale to economically hedge. All derivative instruments are recognized as other assets or other liabilities on the Consolidated Statements of Financial Condition at their fair value. Changes in the fair value of the derivative instruments are recognized in mortgage banking revenues on the Consolidated Statements of Income in the period in which they occur. Gains and losses resulting from the pairing-out of forward sale commitments are recognized in mortgage banking revenues on the Consolidated Statements of Income. The Company accounts for all derivative instruments as free-standing derivative instruments and does not designate any for hedge accounting.

Mortgage Servicing Rights ("MSRs") and Revenue Recognition

The Company sells residential mortgage loans in the secondary market and may retain the right to service the loans sold. Upon sale, an MSR asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. As the Company has not elected to subsequently measure any class of servicing assets under the fair value measurement method, the Company follows the amortization method. MSRs are amortized to noninterest income (other income) in proportion to and over the period of estimated net servicing income, and are assessed for impairment at each reporting date. MSRs are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value, and included in other assets, net, on the Consolidated Statements of Financial Condition.

The Company periodically evaluates its MSRs asset for impairment. Impairment is assessed based on fair value at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly loan type and note interest rate). As mortgage interest rates fall, prepayment speeds are usually faster and the value of the MSRs asset generally decreases, requiring additional valuation reserve. Conversely, as mortgage interest rates rise, prepayment speeds are usually slower and the value of the MSRs asset generally increases, requiring less valuation reserve. A valuation allowance is established, through a charge to earnings, to the extent the amortized cost of the MSRs exceeds the estimated fair value by stratification. If it is later determined that all or a portion of the temporary impairment no longer exists for a stratification, the valuation is reduced through a recovery to earnings. An other-than-temporary impairment (i.e., recoverability is considered remote when considering interest rates and loan pay off activity) is recognized as a write-down of the MSRs asset and the related valuation allowance (to the extent a valuation allowance is available) and then against earnings. A direct write-down permanently reduces the carrying value of the MSRs asset and valuation allowance, precluding subsequent recoveries.

Derivative/Hedging Activities

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to the likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("standalone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in non-interest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Statement of Financial Condition or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended. When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as non-interest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods, in which the hedged transactions will affect earnings.

Long-Lived Assets

Premises and equipment is stated at cost less accumulated depreciation, computed on the straight-line method over the estimated useful lives for each type of asset with premises being depreciated over a range of 10 to 40 years, and equipment being depreciated over a range of 3 to 10 years. Additions, renovations and leasehold improvements to premises are capitalized and depreciated over the lesser of the useful life or the remaining lease term. Repairs and maintenance are charged to noninterest expense as incurred.

Long-lived assets are evaluated for impairment if circumstances suggest that their carrying value may not be recoverable, by comparing the carrying value to estimated undiscounted cash flows. If the asset is deemed impaired, an impairment charge is recorded equal to the carrying value less the fair value. See Note 6 – Premises and Equipment for additional information.

Leases

The Company has entered into various operating leases, primarily for banking offices. Generally, these leases have initial lease terms from one to ten years. Many of the leases have one or more lease renewal options. The exercise of lease renewal options is at the Company's sole discretion. The Company does not consider exercise of any lease renewal options reasonably certain. Certain leases contain early termination options. No renewal options or early termination options have been included in the calculation of the operating right-of-use assets or operating lease liabilities. Certain lease agreements provide for periodic adjustments to rental payments for inflation. At the commencement date of the lease, the Company recognizes a lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease or the Company's incremental borrowing rate. As the majority of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate at the commencement date in determining the present value of lease payments. The incremental borrowing rate is based on the term of the lease. At the commencement date, the Company also recognizes a right-of-use asset measured at (i) the initial measurement of the lease liability; (ii) any lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) any initial direct costs incurred by the lessee. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statement of Financial Condition. For these short-term leases, lease expense is recognized on a straight-line basis over the lease term. The Company has no leases classified as finance leases. See Note 7 – Leases for additional information.

Bank Owned Life Insurance

The Company, through its subsidiary bank, has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the statement of financial condition date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangibles

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. In accordance with FASB ASC Topic 350, the Company determined it has one goodwill reporting unit. Goodwill is tested for impairment annually during the fourth quarter or on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. Other intangible assets relate to customer intangibles purchased as part of a business acquisition. Intangible assets are tested for impairment at least annually or whenever changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. See Note 8 – Goodwill and Other Intangibles for additional information.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less estimated selling costs, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. The valuation of foreclosed assets is subjective in nature and may be adjusted in the future because of changes in economic conditions. Revenue and expenses from operations and changes in value are included in noninterest expense.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 21 – Commitments and Contingencies for additional information.

Noncontrolling Interest

To the extent the Company's interest in a consolidated entity represents less than 100% of the entity's equity, the Company recognizes noncontrolling interests in subsidiaries. In the case of the CCHL acquisition, the noncontrolling interest represents equity which is redeemable or convertible for cash at the option of the equity holder and is classified within temporary equity in the mezzanine section of the Consolidated Statements of Financial Condition. The call/put option is redeemable at the option of either CCBG (call) or the noncontrolling interest holder (put) on or after January 1, 2025, and therefore, not entirely within CCBG's control. The subsidiary's net income or loss and related dividends are allocated to CCBG and the noncontrolling interest holder based on their relative ownership percentages. The noncontrolling interest carrying value is adjusted on a quarterly basis to the higher of the carrying value or current redemption value, at the Statement of Financial Condition date, through a corresponding adjustment to retained earnings. The redemption value is calculated quarterly and is based on the higher of a predetermined book value or pre-tax earnings multiple. To the extent the redemption value exceeds the fair value of the noncontrolling interest, the Company's earnings per share attributable to common shareowners is adjusted by that amount. The Company uses an independent valuation expert to assist in estimating the fair value of the noncontrolling interest using: 1) the discounted cash flow methodology under the income approach, and (2) the guideline public company methodology under the market approach. The estimated fair value is derived from equally weighting the result of each of the two methodologies. The estimation of the fair value includes significant assumptions concerning: (1) projected loan volumes; (2) projected pre-tax profit margins; (3) tax rates and (4) discount rates.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. The income tax effects related to settlements of share-based payment awards are reported in earnings as an increase or decrease in income tax expense.

The Company files a consolidated federal income tax return and a separate federal tax return for CCHL. Each subsidiary files a separate state income tax return.

Earnings Per Common Share

Basic earnings per common share is based on net income divided by the weighted-average number of common shares outstanding during the period excluding non-vested stock. Diluted earnings per common share include the dilutive effect of stock options and non-vested stock awards granted using the treasury stock method. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 16 — Earnings Per Share.

Comprehensive Income

Comprehensive income includes all changes in shareowners' equity during a period, except those resulting from transactions with shareowners. Besides net income, other components of the Company's comprehensive income include the after tax effect of changes in the net unrealized gain/loss on securities AFS, unrealized gain/loss on cash flow derivatives, and changes in the funded status of defined benefit and supplemental executive retirement plans. Comprehensive income is reported in the accompanying Consolidated Statements of Comprehensive Income and Changes in Shareowners' Equity.

Stock Based Compensation

Compensation cost is recognized for share-based awards issued to employees, based on the fair value of these awards at the date of grant. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. The market price of the Company's common stock at the date of the grant is used for restricted stock awards. For stock purchase plan awards, a Black-Scholes model is utilized to estimate the fair value of the award. The impact of forfeitures of share-based awards on compensation expense is recognized as forfeitures occur.

Revenue Recognition

FASB ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of the Company's revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, and investment securities, and revenue related to the sale of residential mortgages in the secondary market, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company recognizes revenue from these activities as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Descriptions of the major revenue-generating activities that are within the scope of ASC 606, which are presented in the accompanying Consolidated Statements of Income as components of non-interest income are as follows:

Deposit Fees - these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Wealth Management - trust fees and retail brokerage fees – trust fees represent monthly fees due from wealth management clients as consideration for managing the client's assets. Trust services include custody of assets, investment management, fees for trust services and similar fiduciary activities. Revenue is recognized when the Company's performance obligation is completed each month or quarter, which is the time that payment is received. Also, retail brokerage fees are received from a third-party broker-dealer, for which the Company acts as an agent, as part of a revenue-sharing agreement for fees earned from customers that are referred to the third party. These fees are for transactional and advisory services and are paid by the third party on a monthly basis and recognized ratably throughout the quarter as the Company's performance obligation is satisfied.

Bank Card Fees – bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur.

Gains and Losses from the Sale of Bank Owned Property – the performance obligation in the sale of other real estate owned typically will be the delivery of control over the property to the buyer. If the Company is not providing the financing of the sale, the transaction price is typically identified in the purchase and sale agreement. However, if the Company provides seller financing, the Company must determine a transaction price, depending on if the sale contract is at market terms and taking into account the credit risk inherent in the arrangement.

Insurance Commissions – insurance commissions recorded by the Company are received from various insurance carriers based on contractual agreements to sell policies to customers on behalf of the carriers. The performance obligation for the Company is to sell life and health insurance policies to customers. This performance obligation is met when a new policy is sold (effective date) or when an existing policy renews. New policies and renewals generally have a one-year term. In the agreements with the insurance carriers, a commission rate is agreed upon. The commission is recognized at the time of the sale of the policy (effective date) or when a policy renews. Insurance commissions are recorded within other noninterest income.

Other non-interest income primarily includes items such as mortgage banking fees (gains from the sale of residential mortgage loans held for sale), bank-owned life insurance, and safe deposit box fees, none of which are subject to the requirements of ASC 606.

The Company has made no significant judgments in applying the revenue guidance prescribed in ASC 606 that affects the determination of the amount and timing of revenue from the above-described contracts with clients.

Recently Adopted Accounting Pronouncements

Accounting Standards Update ("ASU") 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures". The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan modifications and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require disclosure of current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this update are for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2022-02 using the prospective approach and the adoption of the standard did not have a material impact on its consolidated financial statements.

Issued But Not Yet Effective Accounting Standards

ASU No. 2023-01, "Leases (Topic 842): Common Control Arrangements." ASU 2023-01 requires entities to amortize leasehold improvements associated with common control leases over the useful life to the common control group. ASU 2023-01 also provides certain practical expedients applicable to private companies and not-for-profit organizations. ASU 2023-01 will be effective for the Company on January 1, 2024, though early adoption is permitted. The Company is evaluating the effect that ASU 2023-02 will have on its consolidated financial statements and related disclosures.

ASU No. 2023-02, "Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method." ASU 2023-02 is intended to improve the accounting and disclosures for investments in tax credit structures. ASU 2023-02 allows entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method was only available for qualifying tax equity investments in low-income housing tax credit structures. ASU 2023-02 will be effective for the Company on January 1, 2024, though early adoption is permitted. The Company is evaluating the effect that ASU 2023-02 will have on its consolidated financial statements and related disclosures.

ASU No. 2023-06, "Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." ASU 2023-06 is intended to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB accounting standard codification with the SEC's regulations. ASU 2023-06 is to be applied prospectively, and early adoption is prohibited. For reporting entities subject to the SEC's existing disclosure requirements, the effective dates of ASU 2023-06 will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entities. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 is intended to enhance transparency and decision usefulness of income tax disclosures. The ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. Retrospective application in all prior periods is permitted. ASU 2023-09 will be effective for the company on January 1, 2025. The Company is currently evaluating the impact of the incremental income taxes information that will be required to be disclosed as well as the impact to Note 13- Income Taxes.

Note 2
INVESTMENT SECURITIES

Investment Portfolio Composition. The following tables summarize the amortized cost and related fair value of investment securities AFS and securities HTM, the corresponding amounts of gross unrealized gains and losses, and allowance for credit losses.

(Dollars in Thousands)	Available for Sale				
	Amortized Cost	Unrealized Gains	Unrealized Losses	Allowance for Credit Losses	Carrying Value
December 31, 2023					
U.S. Government Treasury	$ 25,947	$ 1	$ 1,269	$ -	$ 24,679
U.S. Government Agency	152,983	104	8,053	-	145,034
States and Political Subdivisions	43,951	1	4,861	(8)	39,083
Mortgage-Backed Securities[1]	73,015	2	9,714	-	63,303
Corporate Debt Securities	63,600	-	6,031	(17)	57,552
Other Securities[2]	8,251	-	-	-	8,251
Total	$ 367,747	$ 108	$ 29,928	$ (25)	$ 337,902
December 31, 2022					
U.S. Government Treasury	$ 23,977	$ 1	$ 1,928	$ -	$ 22,050
U.S. Government Agency	198,888	27	12,863	-	186,052
States and Political Subdivisions	47,197	-	6,855	(13)	40,329
Mortgage-Backed Securities[1]	80,829	2	11,426	-	69,405
Corporate Debt Securities	97,119	19	8,874	(28)	88,236
Other Securities[2]	7,222	-	-	-	7,222
Total	$ 455,232	$ 49	$ 41,946	$ (41)	$ 413,294

(Dollars in Thousands)	Held to Maturity			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2023				
U.S. Government Treasury	$ 457,681	$ -	$ 16,492	$ 441,189
Mortgage-Backed Securities	167,341	13	16,792	150,562
Total	$ 625,022	$ 13	$ 33,284	$ 591,751
December 31, 2022				
U.S. Government Treasury	$ 457,374	$ -	$ 25,641	$ 431,733
Mortgage-Backed Securities	203,370	8	22,410	180,968
Total	$ 660,744	$ 8	$ 48,051	$ 612,701

[1] *Comprised of residential mortgage-backed securities.*
[2] *Includes Federal Home Loan Bank and Federal Reserve Bank recorded at cost of $3.2 million and $5.1 million, respectively, at December 31, 2023 and of $2.1 million and $5.1 million, respectively, at December 31, 2022.*

At December 31, 2023, and 2022, the investment portfolio had $3.5 million and $0.01 million, respectively, in equity securities. These securities do not have a readily determinable fair value and were not credit impaired.

Securities with an amortized cost of $578.5 million and $656.1 million at December 31, 2023 and 2022, respectively, were pledged to secure public deposits and for other purposes.

At December 31, 2023 and 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareowners' equity.

The Bank, as a member of the Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the balances of residential and commercial real estate loans, and FHLB advances. FHLB stock which is included in other securities is pledged to secure FHLB advances. No ready market exists for this stock, and it has no quoted fair value; however, redemption of this stock has historically been at par value. As a member of the Federal Reserve Bank of Atlanta, the Bank is required to maintain stock in the Federal Reserve Bank of Atlanta based on a specified ratio relative to the Bank's capital. Federal Reserve Bank stock is carried at cost.

During the third quarter of 2022, the Company transferred certain securities from the AFS to HTM classification. Transfers are made at fair value on the date of the transfer. The 33 securities had an amortized cost basis and fair value of $168.4 million and $159.0 million, respectively at the time of the transfer. The net unamortized, unrealized loss on the transferred securities included in accumulated other comprehensive loss in the accompanying Consolidated Statement of Financial Condition totaled $4.5 million and $7.9 million at December 31, 2023 and 2022, respectively. This amount will be amortized out of accumulated other comprehensive loss over the remaining life of the underlying securities as an adjustment of the yield on those securities.

Investment Sales. During 2023, the Company sold $30.4 million of investment securities. There were no significant sales of investment securities during 2022 and 2021.

Maturity Distribution. The following table shows the Company's AFS and HTM investment securities maturity distribution based on contractual maturity at December 31, 2023. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations. Mortgage-backed securities and certain amortizing U.S. government agency securities are shown separately since they are not due at a certain maturity date. Equity securities do not have a contractual maturity date.

(Dollars in Thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 28,545	$ 27,854	$ 90,119	$ 88,588
Due after one through five years	138,299	127,843	367,562	352,601
Due after five through ten years	39,090	33,420	-	-
Mortgage-Backed Securities	73,015	63,303	167,341	150,562
U.S. Government Agency	80,547	77,231	-	-
Other Securities	8,251	8,251	-	-
Total	$ 367,747	$ 337,902	$ 625,022	$ 591,751

Unrealized Losses. The following table summarizes the investment securities with unrealized losses at December 31, aggregated by major security type and length of time in a continuous unrealized loss position:

(Dollars in Thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	Greater Than 12 Months Fair Value	Greater Than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2023						
Available for Sale						
U.S. Government Treasury	$ -	$ -	$ 19,751	$ 1,269	$ 19,751	$ 1,269
U.S. Government Agency	12,890	74	121,220	7,979	134,110	8,053
States and Political Subdivisions	1,149	31	37,785	4,830	38,934	4,861
Mortgage-Backed Securities	23	-	63,195	9,714	63,218	9,714
Corporate Debt Securities	-	-	57,568	6,031	57,568	6,031
Total	14,062	105	299,519	29,823	313,581	29,928
Held to Maturity						
U.S. Government Treasury	153,880	3,178	287,310	13,314	441,190	16,492
Mortgage-Backed Securities	786	14	148,282	16,778	149,068	16,792
Total	$ 154,666	$ 3,192	$ 435,592	$ 30,092	$ 590,258	$ 33,284
December 31, 2022						
Available for Sale						
U.S. Government Treasury	$ 983	$ -	$ 19,189	$ 1,928	$ 20,172	$ 1,928
U.S. Government Agency	63,112	2,572	113,004	10,291	176,116	12,863
States and Political Subdivisions	1,425	2	38,760	6,853	40,185	6,855
Mortgage-Backed Securities	6,594	959	60,458	10,467	67,052	11,426
Equity Securities	26,959	878	58,601	7,996	85,560	8,874
Total	99,073	4,411	290,012	37,535	389,085	41,946
Held to Maturity						
U.S. Government Treasury	177,552	11,018	254,181	14,623	431,733	25,641
Mortgage-Backed Securities	88,723	6,814	91,462	15,596	180,185	22,410
Total	$ 266,275	$ 17,832	$ 345,643	$ 30,219	$ 611,918	$ 48,051

At December 31, 2023, there were 878 positions (combined AFS and HTM securities) with pre-tax unrealized losses totaling $63.2 million. At December 31, 2022 there were 928 positions (combined AFS and HTM securities) with pre-tax unrealized losses totaling $90.0 million. For 2023, 86 of these of these positions were U.S. Treasury bonds and carry the full faith and credit of the U.S. Government. 691 of these positions were U.S. government agency and mortgage-backed securities issued by U.S. government sponsored entities. We believe the long history of no credit losses on government securities indicates that the expectation of nonpayment of the amortized cost basis is zero. The remaining 101 positions (municipal securities and corporate bonds) have a credit component. At December 31, 2023, all collateralized mortgage obligation securities ("CMO"), MBS, Small Business Administration securities ("SBA"), U.S. Agency, and U.S. Treasury bonds held were AAA rated. At December 31, 2023, corporate debt securities had an allowance for credit losses of $17,000 and municipal securities had an allowance $8,000. None of the securities held by the Company were past due or in nonaccrual status at December 31, 2023.

Credit Quality Indicators

The Company monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A large portion of the debt securities in the Company's investment portfolio were issued by a U.S. government entity or agency and are either explicitly or implicitly guaranteed by the U.S. government. The Company believes the long history of no credit losses on these securities indicates that the expectation of nonpayment of the amortized cost basis is zero, even if the U.S. government were to technically default. Further, certain municipal securities held by the Company have been pre-refunded and secured by government guaranteed treasuries. Therefore, for the aforementioned securities, the Company does not assess or record expected credit losses due to the zero loss assumption. The Company monitors the credit quality of its municipal and corporate securities portfolio via credit ratings which are updated on a quarterly basis. On a quarterly basis, municipal and corporate securities in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed.

Note 3
LOANS HELD FOR INVESTMENT AND ALLOWANCE FOR CREDIT LOSSES

Loan Portfolio Composition. The composition of the HFI loan portfolio at December 31 was as follows:

(Dollars in Thousands)		2023		2022
Commercial, Financial and Agricultural	$	225,190	$	247,362
Real Estate – Construction		196,091		234,519
Real Estate – Commercial Mortgage		825,456		782,557
Real Estate – Residential[(1)]		1,004,219		749,513
Real Estate – Home Equity		210,920		208,217
Consumer[(2)]		272,042		325,517
Loans Held for Investment, Net of Unearned Income	$	2,733,918	$	2,547,685

[(1)] *Includes loans in process with outstanding balances of $3.2 million and $6.1 million for 2023 and 2022, respectively.*
[(2)] *Includes overdraft balances of $1.0 million and $1.1 million for December 31, 2023 and 2022, respectively.*

Net deferred costs, which include premiums on purchased loans, included in loans were $7.8 million at December 31, 2023 and $5.1 million at December 31, 2022.

Accrued interest receivable on loans which is excluded from amortized cost totaled $10.1 million at December 31, 2023 and $8.0 million at December 31, 2022, and is reported separately in Other Assets.

The Company has pledged a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity loans to support available borrowing capacity at the FHLB and has pledged a blanket floating lien on all consumer loans, commercial loans, and construction loans to support available borrowing capacity at the Federal Reserve Bank of Atlanta.

Loan Purchases and Sales. The Company will purchase newly originated 1-4 family real estate secured adjustable-rate loans from CCHL, a related party effective on March 1, 2020 (see Note 1 – Significant Accounting Policies). These loan purchases totaled $364.8 million and $421.7 million for the years ended December 31, 2023 and 2022, respectively, and were not credit impaired. In addition, the Company purchased commercial real estate loans that were not credit impaired from a third party totaling $15.0 million for the year ended December 31, 2022.

Allowance for Credit Losses. The methodology for estimating the amount of credit losses reported in the allowance for credit losses ("ACL") has two basic components: first, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans; and second, a pooled component for expected credit losses for pools of loans that share similar risk characteristics. This methodology is discussed further in Note 1 – Significant Accounting Policies.

The following table details the activity in the allowance for credit losses by portfolio segment for the years ended December 31. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(Dollars in Thousands)	Commercial, Financial, Agricultural	Real Estate Construction	Real Estate Commercial Mortgage	Real Estate Residential	Real Estate Home Equity	Consumer	Total
2023							
Beginning Balance	$ 1,506	$ 2,654	$ 4,815	$ 10,741	$ 1,864	$ 3,488	$ 25,068
Provision for Credit Losses	210	(154)	1,035	4,141	(233)	4,596	9,595
Charge-Offs	(511)	-	(120)	(79)	(39)	(8,543)	(9,292)
Recoveries	277	2	52	253	226	3,760	4,570
Net (Charge-Offs) Recoveries	(234)	2	(68)	174	187	(4,783)	(4,722)
Ending Balance	$ 1,482	$ 2,502	$ 5,782	$ 15,056	$ 1,818	$ 3,301	$ 29,941
2022							
Beginning Balance	$ 2,191	$ 3,302	$ 5,810	$ 4,129	$ 2,296	$ 3,878	$ 21,606
Provision for Credit Losses	316	(658)	(746)	6,328	(422)	2,579	7,397
Charge-Offs	(1,308)	-	(355)	-	(193)	(6,050)	(7,906)
Recoveries	307	10	106	284	183	3,081	3,971
Net (Charge-Offs) Recoveries	(1,001)	10	(249)	284	(10)	(2,969)	(3,935)
Ending Balance	$ 1,506	$ 2,654	$ 4,815	$ 10,741	$ 1,864	$ 3,488	$ 25,068
2021							
Beginning Balance	$ 2,204	$ 2,479	$ 7,029	$ 5,440	$ 3,111	$ 3,553	$ 23,816
Provision for Credit Losses	(227)	813	(1,679)	(1,956)	(1,125)	1,332	(2,842)
Charge-Offs	(239)	-	(405)	(108)	(103)	(3,972)	(4,827)
Recoveries	453	10	865	753	413	2,965	5,459
Net (Charge-Offs) Recoveries	214	10	460	645	310	(1,007)	632
Ending Balance	$ 2,191	$ 3,302	$ 5,810	$ 4,129	$ 2,296	$ 3,878	$ 21,606

The $4.9 million increase in the allowance for credit losses in 2023 reflected a credit loss provision of $9.6 million and net loan charge-offs of $4.7 million. The $3.5 million increase in the allowance in 2022 reflected a credit loss provision of $7.4 million and net loan charge-offs of $3.9 million. The increases in the allowance for both 2023 and 2022 were primarily attributable to incremental allowance related to loan growth, primarily residential real estate, and slower prepayment speeds (due to higher interest rates). For 2022, a higher projected rate of unemployment and its effect on rates of default was also a contributing factor. Four unemployment rate forecast scenarios continue to be utilized to estimate probability of default and are weighted based on management's estimate of probability. See Note 1 – Significant accounting policies for more on the calculation of the provision for credit losses. See Note 21 – Commitments and Contingencies for information on the provision for credit losses related to off-balance sheet commitments.

Loan Portfolio Aging. A loan is defined as a past due loan when one full payment is past due or a contractual maturity is over 30 days past due ("DPD").

The following table presents the aging of the amortized cost basis in accruing past due loans by class of loans at December 31,

(Dollars in Thousands)	30-59 DPD	60-89 DPD	90 + DPD	Total Past Due	Total Current	Nonaccrual Loans	Total Loans
2023							
Commercial, Financial and Agricultural	$ 311	$ 105	$ -	$ 416	$ 224,463	$ 311	$ 225,190
Real Estate – Construction	206	-	-	206	195,563	322	196,091
Real Estate – Commercial Mortgage	794	-	-	794	823,753	909	825,456
Real Estate – Residential	670	34	-	704	1,000,525	2,990	1,004,219
Real Estate – Home Equity	268	-	-	268	209,653	999	210,920
Consumer	3,693	774	-	4,467	266,864	711	272,042
Total	$ 5,942	$ 913	$ -	$ 6,855	$ 2,720,821	$ 6,242	$ 2,733,918
2022							
Commercial, Financial and Agricultural	$ 109	$ 126	$ -	$ 235	$ 247,086	$ 41	$ 247,362
Real Estate – Construction	359	-	-	359	234,143	17	234,519
Real Estate – Commercial Mortgage	158	149	-	307	781,605	645	782,557
Real Estate – Residential	845	530	-	1,375	747,899	239	749,513
Real Estate – Home Equity	-	35	-	35	207,411	771	208,217
Consumer	3,666	1,852	-	5,518	319,415	584	325,517
Total	$ 5,137	$ 2,692	$ -	$ 7,829	$ 2,537,559	$ 2,297	$ 2,547,685

Nonaccrual Loans. Loans are generally placed on nonaccrual status if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current or when future payments are reasonably assured. The Company did not recognize a significant amount of interest income on nonaccrual loans for the years ended December 31, 2023 and 2022.

The following table presents the amortized cost basis of loans in nonaccrual status and loans past due over 90 days and still on accrual by class of loans.

(Dollars in Thousands)	2023 Nonaccrual With No ACL	2023 Nonaccrual With ACL	2023 90 + Days Still Accruing	2022 Nonaccrual With No ACL	2022 Nonaccrual With ACL	2022 90 + Days Still Accruing
Commercial, Financial and Agricultural	$ -	$ 311	$ -	$ -	$ 41	$ -
Real Estate – Construction	-	322	-	-	17	-
Real Estate – Commercial Mortgage	781	128	-	389	256	-
Real Estate – Residential	1,705	1,285	-	-	239	-
Real Estate – Home Equity	-	999	-	-	771	-
Consumer	-	711	-	-	584	-
Total Nonaccrual Loans	$ 2,486	$ 3,756	$ -	$ 389	$ 1,908	$ -

Collateral Dependent Loans. The following table presents the amortized cost basis of collateral dependent loans at December 31:

(Dollars in Thousands)	2023		2022	
	Real Estate Secured	Non Real Estate Secured	Real Estate Secured	Non Real Estate Secured
Commercial, Financial and Agricultural	$ -	$ 30	$ -	$ -
Real Estate – Construction	275	-	-	-
Real Estate – Commercial Mortgage	1,296	-	389	-
Real Estate – Residential	1,706	-	160	-
Real Estate – Home Equity	-	-	130	-
Consumer	-	-	21	-
Total	$ 3,277	$ 30	$ 700	$ -

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral.

The Bank's collateral dependent loan portfolio is comprised primarily of real estate secured loans, collateralized by either residential or commercial collateral types. The loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds.

Residential Real Estate Loans In Process of Foreclosure. At December 31, 2023 and 2022, the Company had $0.5 million and $0.6 million, respectively, in 1-4 family residential real estate loans for which formal foreclosure proceedings were in process.

Modifications to Borrowers Experiencing Financial Difficulty. Occasionally, the Company may modify loans to borrowers who are experiencing financial difficulty. Loan modifications to borrowers in financial difficulty are loans in which the Company has granted an economic concession to the borrower that it would not otherwise consider. In these instances, as part of a work-out alternative, the Company will make concessions including the extension of the loan term, a principal moratorium, a reduction in the interest rate, or a combination thereof. The impact of the modifications and defaults are factored into the allowance for credit losses on a loan-by-loan basis. Thus, specific reserves are established based upon the results of either a discounted cash flow analysis or the underlying collateral value, if the loan is deemed to be collateral dependent. A modified loan classification can be removed if the borrower's financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan.

At December 31, 2023, the Company did not maintain any loans made to borrowers due to the borrower experiencing financial difficulty.

Credit Risk Management. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures designed to maximize loan income within an acceptable level of risk. Management and the Board of Directors of the Company (the "Board") review and approve these policies and procedures on a regular basis (at least annually).

Reporting systems are used to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans and potential problem loans. Management and the Credit Risk Oversight Committee periodically review our lines of business to monitor asset quality trends and the appropriateness of credit policies. In addition, total borrower exposure limits are established and concentration risk is monitored. As part of this process, the overall composition of the loan portfolio is reviewed to gauge diversification of risk, client concentrations, industry group, loan type, geographic area, or other relevant classifications of loans. Specific segments of the loan portfolio are monitored and reported to the Board on a quarterly basis and have strategic plans in place to supplement Board-approved credit policies governing exposure limits and underwriting standards. Detailed below are the types of loans within the Company's loan portfolio and risk characteristics unique to each.

Commercial, Financial, and Agricultural – Loans in this category are primarily made based on identified cash flows of the borrower with consideration given to underlying collateral and personal or other guarantees. Lending policy establishes debt service coverage ratio limits that require a borrower's cash flow to be sufficient to cover principal and interest payments on all new and existing debt. The majority of these loans are secured by the assets being financed or other business assets such as accounts receivable, inventory, or equipment. Collateral values are determined based upon third-party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines.

Real Estate Construction – Loans in this category consist of short-term construction loans, revolving and non-revolving credit lines and construction/permanent loans made to individuals and investors to finance the acquisition, development, construction or rehabilitation of real property. These loans are primarily made based on identified cash flows of the borrower or project and generally secured by the property being financed, including 1-4 family residential properties and commercial properties that are either owner-occupied or investment in nature. These properties may include either vacant or improved property. Construction loans are generally based upon estimates of costs and value associated with the completed project. Collateral values are determined based upon third-party appraisals and evaluations. Loan to value ratios at origination are governed by established policy guidelines. The disbursement of funds for construction loans is made in relation to the progress of the project and as such these loans are closely monitored by on-site inspections.

Real Estate Commercial Mortgage – Loans in this category consist of commercial mortgage loans secured by property that is either owner-occupied or investment in nature. These loans are primarily made based on identified cash flows of the borrower or project with consideration given to underlying real estate collateral and personal guarantees. Lending policy establishes debt service coverage ratios and loan to value ratios specific to the property type. Collateral values are determined based upon third-party appraisals and evaluations.

Real Estate Residential – Residential mortgage loans held in the Company's loan portfolio are made to borrowers that demonstrate the ability to make scheduled payments with full consideration to underwriting factors such as current income, employment status, current assets, other financial resources, credit history, and the value of the collateral. Collateral consists of mortgage liens on 1-4 family residential properties. Collateral values are determined based upon third party appraisals and evaluations. The Company does not originate sub-prime loans.

Real Estate Home Equity – Home equity loans and lines are made to qualified individuals for legitimate purposes generally secured by senior or junior mortgage liens on owner-occupied 1-4 family homes or vacation homes. Borrower qualifications include favorable credit history combined with supportive income and debt ratio requirements and combined loan to value ratios within established policy guidelines. Collateral values are determined based upon third-party appraisals and evaluations.

Consumer Loans – This loan category includes personal installment loans, direct and indirect automobile financing, and overdraft lines of credit. The majority of the consumer loan category consists of indirect and direct automobile loans. Lending policy establishes maximum debt to income ratios, minimum credit scores, and includes guidelines for verification of applicants' income and receipt of credit reports.

Credit Quality Indicators. As part of the ongoing monitoring of the Company's loan portfolio quality, management categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment performance, credit documentation, and current economic and market trends, among other factors. Risk ratings are assigned to each loan and revised as needed through established monitoring procedures for individual loan relationships over a predetermined amount and review of smaller balance homogenous loan pools. The Company uses the definitions noted below for categorizing and managing its criticized loans. Loans categorized as "Pass" do not meet the criteria set forth below and are not considered criticized.

Special Mention – Loans in this category are presently protected from loss, but weaknesses are apparent which, if not corrected, could cause future problems. Loans in this category may not meet required underwriting criteria and have no mitigating factors. More than the ordinary amount of attention is warranted for these loans.

Substandard – Loans in this category exhibit well-defined weaknesses that would typically bring normal repayment into jeopardy. These loans are no longer adequately protected due to well-defined weaknesses that affect the repayment capacity of the borrower. The possibility of loss is much more evident and above average supervision is required for these loans.

Doubtful – Loans in this category have all the weaknesses inherent in a loan categorized as Substandard, with the characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Performing/Nonperforming – Loans within certain homogenous loan pools (home equity and consumer) are not individually reviewed, but are monitored for credit quality via the aging status of the loan and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality.

The following table summarizes gross loans held for investment at December 31, 2023 by years of origination and internally assigned credit risk ratings (refer to Credit Risk Management section for detail on risk rating system).

| (Dollars in Thousands) | Term Loans by Origination Year | | | | | | Revolving Loans | Total |
	2023	2022	2021	2020	2019	Prior		
Commercial, Financial, Agricultural:								
Pass	$ 57,320	$ 66,671	$ 28,933	$ 10,610	$ 7,758	$ 7,502	$ 44,350	$ 223,144
Special Mention	168	608	356	10	9	-	76	1,227
Substandard	164	177	98	77	20	122	161	819
Total	$ 57,652	$ 67,456	$ 29,387	$ 10,697	$ 7,787	$ 7,624	$ 44,587	$ 225,190
Current-Period Gross Writeoffs	$ 6	$ 252	$ 65	$ 31	$ 41	$ 19	$ 97	$ 511
Real Estate - Construction:								
Pass	$ 101,684	$ 68,265	$ 18,181	$ -	$ 188	$ -	$ 4,617	$ 192,935
Special Mention	631	500	539	212	-	-	-	1,882
Substandard	-	47	576	651	-	-	-	1,274
Total	$ 102,315	$ 68,812	$ 19,296	$ 863	$ 188	$ -	$ 4,617	$ 196,091
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Real Estate - Commercial Mortgage:								
Pass	$ 117,840	$ 275,079	$ 135,663	$ 101,210	$ 43,878	$ 109,878	$ 18,367	$ 801,915
Special Mention	3,266	5,684	-	229	1,358	573	-	11,110
Substandard	-	1,226	6,695	1,637	605	1,574	694	12,431
Total	$ 121,106	$ 281,989	$ 142,358	$ 103,076	$ 45,841	$ 112,025	$ 19,061	$ 825,456
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ 120	$ -	$ 120
Real Estate - Residential:								
Pass	$ 372,394	$ 400,437	$ 83,108	$ 35,879	$ 24,848	$ 68,685	$ 8,252	$ 993,603
Special Mention	268	89	83	502	-	313	-	1,255
Substandard	570	1,110	1,906	1,626	1,007	3,142	-	9,361
Total	$ 373,232	$ 401,636	$ 85,097	$ 38,007	$ 25,855	$ 72,140	$ 8,252	$ 1,004,219
Current-Period Gross Writeoffs	$ -	$ -	$ 79	$ -	$ -	$ -	$ -	$ 79
Real Estate - Home Equity:								
Performing	$ 890	$ 48	$ 127	$ 11	$ 386	$ 950	$ 207,509	$ 209,921
Nonperforming	-	-	-	-	-	-	999	999
Total	$ 890	48	127	11	386	950	208,508	210,920
Current-Period Gross Writeoffs	$ -	$ -	$ -	$ -	$ -	$ -	$ 39	$ 39
Consumer:								
Performing	$ 68,496	$ 90,031	$ 70,882	$ 21,314	$ 10,210	$ 4,258	$ 5,431	$ 270,622
Nonperforming	293	355	58	4	-	-	710	1,420
Total	$ 68,789	$ 90,386	$ 70,940	$ 21,318	$ 10,210	$ 4,258	$ 6,141	$ 272,042
Current-Period Gross Writeoffs	$ 3,137	$ 3,224	$ 1,362	$ 329	$ 230	$ 99	$ 162	$ 8,543

Note 4
MORTGAGE BANKING ACTIVITIES

The Company's mortgage banking activities include mandatory delivery loan sales, forward sales contracts used to manage residential loan pipeline price risk, utilization of warehouse lines to fund secondary market residential loan closings, and residential mortgage servicing.

Residential Mortgage Loan Production

The Company originates, markets, and services conventional and government-sponsored residential mortgage loans. Generally, conforming fixed rate residential mortgage loans are held for sale in the secondary market and non-conforming and adjustable-rate residential mortgage loans may be held for investment. The volume of residential mortgage loans originated for sale and secondary market prices are the primary drivers of origination revenue.

Residential mortgage loan commitments are generally outstanding for 30 to 90 days, which represents the typical period from commitment to originate a residential mortgage loan to when the closed loan is sold to an investor. Residential mortgage loan commitments are subject to both credit and price risk. Credit risk is managed through underwriting policies and procedures, including collateral requirements, which are generally accepted by the secondary loan markets. Price risk is primarily related to interest rate fluctuations and is partially managed through forward sales of residential mortgage-backed securities (primarily TBAs) or mandatory delivery commitments with investors.

The unpaid principal balance of residential mortgage loans held for sale, notional amounts of derivative contracts related to residential mortgage loan commitments and forward contract sales and their related fair values are set forth below.

(Dollars in Thousands)	December 31, 2023		December 31, 2022	
	Unpaid Principal Balance/Notional	Fair Value	Unpaid Principal Balance/Notional	Fair Value
Residential Mortgage Loans Held for Sale	$ 27,944	$ 28,211	$ 26,274	$ 26,909
Residential Mortgage Loan Commitments[1]	23,545	523	36,535	819
Forward Sales Contracts[2]	24,500	209	15,500	187
		$ 28,943		$ 27,915

[1]*Recorded in other assets at fair value*
[2]*Recorded in other assets and (other liabilities) at fair value*

At December 31, 2023, the Company had no residential mortgage loans held for sale 30-89 days past due and $0.7 million of loans were on nonaccrual status. At December 31, 2022, the Company had $0.6 million residential mortgage loans held for sale 30-89 days past due and $0.1 million of loans were on nonaccrual status.

Mortgage banking revenues for the year ended December 31, was as follows:

(Dollars in Thousands)	2023	2022	2021
Net realized gain on sales of mortgage loans	$ 5,297	$ 5,565	$ 49,355
Net change in unrealized gain on mortgage loans held for sale	(252)	(1,164)	(2,410)
Net change in the fair value of mortgage loan commitments	(296)	(439)	(3,567)
Net change in the fair value of forward sales contracts	(395)	192	900
Pair-Offs on net settlement of forward sales contracts	367	4,956	2,956
Mortgage servicing rights additions	651	565	1,416
Net origination fees	5,028	2,234	3,775
Total mortgage banking revenues	$ 10,400	$ 11,909	$ 52,425

Residential Mortgage Servicing

The Company may retain the right to service residential mortgage loans sold. The unpaid principal balance of loans serviced for others is the primary driver of servicing revenue.

The following represents a summary of mortgage servicing rights.

(Dollars in Thousands)	2023	2022
Number of residential mortgage loans serviced for others	450	1,769
Outstanding principal balance of residential mortgage loans serviced for others	$ 108,897	$ 410,470
Weighted average interest rate	5.37%	3.62%
Remaining contractual term (in months)	309	298

Conforming conventional loans serviced by the Company are sold to the Federal National Mortgage Association ("FNMA") on a non-recourse basis, whereby foreclosure losses are generally the responsibility of FNMA and not the Company. The government loans serviced by the Company are secured through the GNMA, whereby the Company is insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Veterans Administration. At December 31, 2023, the servicing portfolio balance consisted of the following loan types: FNMA (53.3%), GNMA (4.7%), and private investor (42.0%). FNMA and private investor loans are structured as actual/actual payment remittance.

At December 31, 2023 the Company did not have delinquent residential mortgage loans currently in GNMA pools serviced by the Company and had $0.3 million at December 31, 2022. The right to repurchase these loans and the corresponding liability has been recorded in other assets and other liabilities, respectively, in the Consolidated Statements of Financial Condition. During the years ended December 31, 2023 and 2022, respectively, the Company repurchased $0.3 million and $1.7 million of GNMA delinquent or defaulted mortgage loans with the intention to modify their terms and include the loans in new GNMA pools.

Activity in the capitalized mortgage servicing rights for the year ended December 31, was as follows:

(Dollars in Thousands)	2023	2022	2021
Beginning balance	$ 2,599	$ 3,774	$ 3,452
Additions due to loans sold with servicing retained	651	565	1,416
Deletions and amortization	(232)	(1,291)	(1,344)
Valuation Allowance reversal	-	-	250
Sale of Servicing Rights[1]	(2,187)	(449)	-
Ending balance	$ 831	$ 2,599	$ 3,774

[1] In 2023, the Company sold an MSR portfolio with an unpaid principal balance of $334 million for a sales price of $4.0 million, recognizing a $1.38 million gain on sale, recorded in other noninterest income on the Consolidated Statement of Income.

In 2022, the Company sold an MSR portfolio with an unpaid principal balance of $50 million for a sales price of $0.6 million, recognizing a $0.2 million gain on sale, recorded in other noninterest income on the Consolidated Statement of Income.

The Company did not record any permanent impairment losses on mortgage servicing rights for the years ended December 31, 2023 and 2022.

The key unobservable inputs used in determining the fair value of the Company's mortgage servicing rights at December 31, was as follows:

	2023		2022	
	Minimum	Maximum	Minimum	Maximum
Discount rates	9.50%	12.00%	9.50%	12.00%
Annual prepayment speeds	11.23%	17.79%	12.33%	20.23%
Cost of servicing (per loan)	$ 85	95	$ 85	95

Changes in residential mortgage interest rates directly affect the prepayment speeds used in valuing the Company's mortgage servicing rights. A separate third-party model is used to estimate prepayment speeds based on interest rates, housing turnover rates, estimated loan curtailment, anticipated defaults, and other relevant factors. The weighted average annual prepayment speed was 14.22% at December 31, 2023 and 13.42% at December 31, 2022.

Warehouse Line Borrowings

The Company has the following warehouse lines of credit and master repurchase agreements with various financial institutions at December 31, 2023.

(Dollars in Thousands)	Amounts Outstanding
$25 million master repurchase agreement without defined expiration. Interest is at the SOFR rate plus 2.00% to plus 3.00%, with a floor rate of 3.25% to 4.25%. A cash pledge deposit of $0.1 million is required by the lender.	$ 192
$60 million warehouse line of credit agreement expiring in December 2024. Interest is at the SOFR plus 2.75% to 3.25%.	8,192
	$ 8,384

Warehouse line borrowings are classified as short-term borrowings. At December 31, 2022, warehouse line borrowings totaled $50.2 million. At December 31, 2023, the Company had mortgage loans held for sale and construction permanent loans pledged as collateral under the above warehouse lines of credit and master repurchase agreements. The above agreements also contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, minimum liquid assets and maximum debt to net worth ratio, as defined in the agreements. The Company was in compliance with all significant debt covenants at December 31, 2023.

The Company intends to renew the warehouse lines of credit and master repurchase agreements when they mature.

The Company has extended a $50 million warehouse line of credit to CCHL. Balances and transactions under this line of credit are eliminated in the Company's consolidated financial statements and thus not included in the total short-term borrowings noted on the Consolidated Statement of Financial Condition. The balance of this line of credit at December 31, 2023 and December 31, 2022 was $31.4 million and $22.9 million, respectively.

Note 5
DERIVATIVES

The Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's subordinated debt.

Cash Flow Hedges of Interest Rate Risk

Interest rate swaps with notional amounts totaling $30 million at December 31, 2023 and 2022 were designated as a cash flow hedge for subordinated debt. Under the swap arrangement, the Company will pay a fixed interest rate of 2.50% and receive a variable interest rate based on three-month CME Term SOFR (secured overnight financing rate).

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive loss ("AOCI") and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate subordinated debt.

The following table reflects the cash flow hedges included in the Consolidated Statements of Financial Condition.

(Dollars in Thousands)	Statement of Financial Condition Location	Notional Amount		Fair Value		Weighted Average Maturity (Years)
Interest rate swaps related to subordinated debt:						
December 31, 2023	Other Assets	$	30,000	$	5,317	6.5
December 31, 2022	Other Assets	$	30,000	$	6,195	7.5

The following table presents the net gains (losses) recorded in AOCI and the Consolidated Statement of Income related to the cash flow derivative instruments (interest rate swaps related to subordinated debt).

(Dollars in Thousands)	Category	Amount of Gain (Loss) Recognized in AOCI		Amount of Gain (Loss) Reclassified from AOCI to Income	
December 31, 2023	Interest Expense	$	3,969	$	1,395
December 31, 2022	Interest Expense	$	4,625	$	337
December 31, 2021	Interest Expense	$	1,530	$	(151)

The Company estimates there will be approximately $1.3 million reclassified as a decrease to interest expense within the next 12 months.

At December 31, 2023 and 2022, the Company had a collateral liability of $5.5 million and $5.8 million, respectively.

Note 6
PREMISES AND EQUIPMENT

The composition of the Company's premises and equipment at December 31 was as follows:

(Dollars in Thousands)		2023		2022
Land	$	22,393	$	22,847
Buildings		110,472		109,849
Fixtures and Equipment		61,051		59,627
Total Premises and Equipment		193,916		192,323
Accumulated Depreciation		(112,650)		(110,185)
Premises and Equipment, Net	$	81,266	$	82,138

Depreciation expense for the above premises and equipment was approximately $7.9. million, $7.6 million, and $7.6 million in 2023, 2022, and 2021, respectively.

Note 7
LEASES

Operating leases in which the Company is the lessee are recorded as operating lease right of use ("ROU") assets and operating liabilities, included in other assets and liabilities, respectively, on its Consolidated Statement of Financial Condition.

Operating lease ROU assets represent the Company's right to use an underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using a discount rate that represents the Company's incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term, and is recorded in occupancy expense in the Consolidated Statement of Income.

The Company's operating leases primarily relate to banking offices with remaining lease terms from one to forty-two years. The Company's leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of ASC Topic 842. Operating leases with an initial term of 12 months or less are not recorded on the Consolidated Statement of Financial Condition and the related lease expense is recognized on a straight-line basis over the lease term. At December 31, 2023, ROU assets and liabilities were $27.0 million and $27.4 million, respectively. At December 31, 2022, the operating lease ROU assets and liabilities were $22.3 million and $22.7 million, respectively. The Company does not have any finance leases or any significant lessor agreements.

The table below summarizes our lease expense and other information at December 31, related to the Company's operating leases:

(Dollars in Thousands)	2023		2022		2021	
Operating lease expense	$	2,919	$	1,719	$	1,445
Short-term lease expense		622		658		663
Total lease expense	$	3,541	$	2,377	$	2,108
Other information:						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	2,847	$	1,937	$	1,609
Right-of-use assets obtained in exchange for new operating lease liabilities		6,748		12,475		784
Weighted-average remaining lease term — operating leases (in years)		16.9		19.5		25.3
Weighted-average discount rate — operating leases		3.5 %		3.1 %		2.0 %

The table below summarizes the maturity of remaining lease liabilities:

(Dollars in Thousands)	December 31, 2023	
2024	$	3,127
2025		3,105
2026		2,966
2027		2,888
2028		2,611
2028 and thereafter		20,670
Total	$	35,367
Less: Interest		(7,976)
Present Value of Lease Liability	$	27,391

A related party is the lessor in an operating lease with the Company. The terms of this lease agreement are further described in Note 19 – Related Party Transactions.

Note 8
GOODWILL AND OTHER INTANGIBLES

At December 31, 2023 and 2022, the Company had goodwill of $91.8 million. Goodwill is tested for impairment on an annual basis, or more often if impairment indicators exist. Testing allows for a qualitative assessment of goodwill impairment indicators. If the assessment indicates that impairment has more than likely occurred, the Company must compare the estimated fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its estimated fair value, an impairment charge is recorded equal to the excess.

On April 30, 2021, CCSW acquired substantially all of the assets of Strategic Wealth Group, LLC ("SWG"), including advisory, service, and insurance carrier agreements, and the assignment of all related revenues thereof. Under the terms of the purchase agreement, SWG principles became officers of CCSW and will continue the operation of their five offices in South Georgia offering wealth management services and comprehensive risk management and asset protection services for individuals and businesses. CCBG paid $4.5 million in cash consideration and recorded goodwill of $2.8 million and a customer relationship intangible asset (10 year life) of $1.6 million. Amortization expense related to the customer relationship intangible totaled $0.2 million in each of 2023 and 2022. The intangible asset balance as of December 31, 2023 and December 31, 2022 was $1.2 million and $1.3 million, respectively. The estimated amortization expense for each of the eight succeeding fiscal years is $0.2 million per year.

During the fourth quarter of 2023, the Company performed its annual goodwill impairment testing and determined that no goodwill impairment existed at December 31, 2023 and no goodwill impairment existed at December 31, 2022. The Company will continue to evaluate goodwill for impairment as defined by ASC Topic 350.

Note 9
OTHER REAL ESTATE OWNED

The following table presents other real estate owned activity at December 31,

(Dollars in Thousands)	2023	2022	2021
Beginning Balance	$ 431	$ 17	$ 808
Additions	1,512	2,398	1,717
Valuation Write-Downs	(16)	(11)	(31)
Sales	(1,926)	(1,973)	(2,809)
Other	-	-	332
Ending Balance	$ 1	$ 431	$ 17

Net expenses applicable to other real estate owned for the three years ended December 31, was as follows:

(Dollars in Thousands)	2023	2022	2021
Gains from the Sale of Properties	$ (2,072)	$ (480)	$ (1,711)
Losses from the Sale of Properties	3	47	18
Rental Income from Properties	-	(21)	-
Property Carrying Costs	84	106	174
Valuation Adjustments	16	11	31
Total	$ (1,969)	$ (337)	$ (1,488)

Note 10
DEPOSITS

The composition of the Company's interest bearing deposits at December 31 was as follows:

(Dollars in Thousands)	2023	2022
NOW Accounts	$ 1,327,420	$ 1,290,494
Money Market Accounts	319,319	267,383
Savings Deposits	547,634	637,374
Time Deposits	129,515	90,446
Total Interest Bearing Deposits	$ 2,323,888	$ 2,285,697

At December 31, 2023 and 2022, $1.0 million and $1.1 million in overdrawn deposit accounts were reclassified as loans, respectively.

The amount of time deposits that meet or exceed the FDIC insurance limit of $250,000 totaled $14.7 million and $11.1 million at December 31, 2023 and 2022, respectively.

At December 31, the scheduled maturities of time deposits were as follows:

(Dollars in Thousands)		**2023**
2024	$	112,448
2025		7,349
2026		3,554
2027		4,211
2028		1,953
Total	$	129,515

Interest expense on deposits for the three years ended December 31, was as follows:

(Dollars in Thousands)		**2023**		**2022**		**2021**
NOW Accounts	$	12,375	$	2,800	$	294
Money Market Accounts		3,670		203		134
Savings Deposits		598		309		263
Time Deposits < $250,000		117		129		145
Time Deposits > $250,000		822		3		3
Total Interest Expense	$	17,582	$	3,444	$	839

Note 11
SHORT-TERM BORROWINGS

Short-term borrowings included the following:

(Dollars in Thousands)	Federal Funds Purchased		Securities Sold Under Repurchase Agreements[1]		Other Short-Term Borrowings[2]	
2023						
Balance at December 31	$	-	$	26,957	$	8,384
Maximum indebtedness at any month end		-		32,426		42,345
Daily average indebtedness outstanding		12		19,917		24,134
Average rate paid for the year	7.03	%	2.57	%	6.37	%
Average rate paid on period-end borrowings	-	%	2.81	%	9.51	%
2022						
Balance at December 31	$	-	$	6,582	$	50,211
Maximum indebtedness at any month end		-		9,452		50,211
Daily average indebtedness outstanding		2		8,095		32,386
Average rate paid for the year	3.39	%	0.17	%	5.40	%
Average rate paid on period-end borrowings	-	%	0.40	%	7.61	%
2021						
Balance at December 31	$	-	$	4,955	$	29,602
Maximum indebtedness at any month end		-		6,755		58,309
Daily average indebtedness outstanding		2		5,762		47,748
Average rate paid for the year	2.39	%	0.04	%	2.84	%
Average rate paid on period-end borrowings	-	%	0.04	%	2.36	%

[1]*Balances are fully collateralized by government treasury or agency securities held in the Company's investment portfolio.*

[2]*Comprised of warehouse lines of credit totaling $8.4 million at December 31, 2023.*

Note 12
LONG-TERM BORROWINGS

Federal Home Loan Bank Advances. The Company had one FHLB long-term advance totaling $0.3 million at December 31, 2023. The advance matures in 2025 and has a rate of 4.80%. The Company had one FHLB long-term advance totaling $0.5 million at December 31, 2022 with a weighted-average rate of 4.80%. The FHLB advances are collateralized by a floating lien on certain 1-4 family residential mortgage loans, commercial real estate mortgage loans, and home equity mortgage loans. Interest on the FHLB advances is paid on a monthly basis.

Scheduled minimum future principal payments on our other long-term borrowings at December 31 were as follows:

(Dollars in Thousands)		2023
2024	$	198
2025		116
Total	$	314

Junior Subordinated Deferrable Interest Notes. The Company has issued two junior subordinated deferrable interest notes to wholly owned Delaware statutory trusts. The first note for $30.9 million was issued to CCBG Capital Trust I. The second note for $32.0 million was issued to CCBG Capital Trust II. The two trusts are considered variable interest entities for which the Company is not the primary beneficiary. Accordingly, the accounts of the trusts are not included in the Company's consolidated financial statements. See Note 1 - Significant Accounting Policies for additional information about the Company's consolidation policy. Details of the Company's transaction with the two trusts are provided below.

In November 2004, CCBG Capital Trust I issued $30.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly and adjust quarterly to a variable rate of 3-month CME Term SOFR plus a margin of 1.90%. The trust preferred securities will mature on December 31, 2034, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company at any time after December 31, 2009 and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 31, June 30, September 30, and December 31 of each year. CCBG Capital Trust I also issued $0.9 million of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $30.9 million junior subordinated deferrable interest note issued by the Company, which has terms similar to the trust preferred securities. On April 12, 2016, the Company retired $10 million in face value of trust preferred securities that were auctioned as part of a liquidation of a pooled collateralized debt obligation fund. The trust preferred securities were originally issued through CCBG Capital Trust I.

In May 2005, CCBG Capital Trust II issued $31.0 million of trust preferred securities which represent interest in the assets of the trust. The interest payments are due quarterly and adjust quarterly to a variable rate of 3-month CME Term SOFR plus a margin of 1.80%. The trust preferred securities will mature on June 15, 2035, and are redeemable upon approval of the Federal Reserve in whole or in part at the option of the Company and in whole at any time upon occurrence of certain events affecting their tax or regulatory capital treatment. Distributions on the trust preferred securities are payable quarterly on March 15, June 15, September 15, and December 15 of each year. CCBG Capital Trust II also issued $0.9 million of common equity securities to CCBG. The proceeds of the offering of trust preferred securities and common equity securities were used to purchase a $32.0 million junior subordinated deferrable interest note issued by the Company, which has terms substantially similar to the trust preferred securities.

The Company has the right to defer payments of interest on the two notes at any time or from time to time for a period of up to twenty consecutive quarterly interest payment periods. Under the terms of each note, in the event that under certain circumstances there is an event of default under the note or the Company has elected to defer interest on the note, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. At December 31, 2023, the Company has paid all interest payments in full.

The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the two trusts other than those arising under the trust preferred securities. The obligations of the Company under the two junior subordinated notes, the trust agreements establishing the two trusts, the guarantee and agreement as to expenses and liabilities, in aggregate, constitute a full and unconditional guarantee by the Company of the two trusts' obligations under the two trust preferred security issuances.

Despite the fact that the accounts of CCBG Capital Trust I and CCBG Capital Trust II are not included in the Company's consolidated financial statements, the $20.0 million and $31.0 million, respectively, in trust preferred securities issued by these subsidiary trusts are included in the Tier 1 Capital of Capital City Bank Group, Inc. as allowed by Federal Reserve guidelines.

Note 13
INCOME TAXES

The provision for income taxes reflected in the Consolidated Statements of Comprehensive Income is comprised of the following components:

(Dollars in Thousands)	2023	2022	2021
Current:			
Federal	$ 11,630	$ 10,646	$ 12,039
State	1,893	1,022	1,044
	13,523	11,668	13,083
Deferred:			
Federal	(391)	(2,994)	(3,246)
State	(351)	(899)	(10)
Change in Valuation Allowance	259	23	8
	(483)	(3,870)	(3,248)
Total:			
Federal	11,239	7,652	8,793
State	1,542	123	1,034
Change in Valuation Allowance	259	23	8
Total	$ 13,040	$ 7,798	$ 9,835

Income taxes provided were different than the tax expense computed by applying the statutory federal income tax rate of 21% to pre-tax income as a result of the following:

(Dollars in Thousands)	2023	2022	2021
Tax Expense at Federal Statutory Rate	$ 13,411	$ 8,625	$ 10,385
Increases (Decreases) Resulting From:			
Tax-Exempt Interest Income	(259)	(248)	(271)
State Taxes, Net of Federal Benefit	1,218	94	819
Other	(1,695)	(546)	375
Change in Valuation Allowance	259	23	8
Tax-Exempt Cash Surrender Value Life Insurance Benefit	(187)	(175)	(173)
Noncontrolling Interest	293	25	(1,308)
Actual Tax Expense	$ 13,040	$ 7,798	$ 9,835

Deferred income tax liabilities and assets result from differences between assets and liabilities measured for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect.

The net deferred tax asset and the temporary differences comprising that balance at December 31, 2023 and 2022 are as follows:

(Dollars in Thousands)	2023	2022
Deferred Tax Assets Attributable to:		
Allowance for Credit Losses	$ 7,236	$ 6,042
Accrued Pension/SERP	144	1,530
State Net Operating Loss and Tax Credit Carry-Forwards	2,069	1,920
Other Real Estate Owned	887	917
Accrued SERP Liability	2,594	3,246
Lease Liability	5,911	4,547
Net Unrealized Losses on Investment Securities	8,601	12,499
Other	2,665	3,043
Investment in Partnership	3,241	1,544
Total Deferred Tax Assets	$ 33,348	$ 35,288
Deferred Tax Liabilities Attributable to:		
Depreciation on Premises and Equipment	$ 3,733	$ 3,382
Deferred Loan Fees and Costs	2,614	2,372
Intangible Assets	3,344	3,310
Accrued Pension Liability	1,688	1,043
Right of Use Asset	5,829	4,474
Investments	469	469
Other	1,851	2,099
Total Deferred Tax Liabilities	19,528	17,149
Valuation Allowance	1,930	1,671
Net Deferred Tax Asset	$ 11,890	$ 16,468

In the opinion of management, it is more likely than not that all of the deferred tax assets, with the exception of certain state net operating loss carry-forwards and certain state tax credit carry-forwards expected to expire prior to utilization, will be realized. Accordingly, a valuation allowance of $1.9 million and $1.7 million is recorded at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023, the Company had state loss and tax credit carry-forwards of approximately $2.1 million, which expire at various dates from 2024 through 2037.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits:.

(Dollars in Thousands)	2023	2022	2021
Balance at January 1,	$ 136	$ 52	$ -
Additions Based on Tax Positions Related to Current Year	97	84	52
Balance at December 31	$ 233	$ 136	$ 52

Of this total, $0.2 million represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

It is the Company's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income taxes accounts. There were no penalties and interest related to income taxes recorded in the Consolidated Statements of Income for the years ended December 31, 2023, 2022, and 2021. There were no amounts accrued in the Consolidated Statements of Financial Condition for penalties and interest as of December 31, 2023 and 2022.

The Company files a consolidated U.S. federal income tax return and a separate U.S. federal income tax return for CCHL. Each subsidiary files various returns in states where its banking offices are located. The Company is no longer subject to U.S. federal or state tax examinations for years before 2020.

Note 14
STOCK-BASED COMPENSATION

At December 31, 2023, the Company had three stock-based compensation plans, consisting of the 2021 Associate Incentive Plan ("AIP"), the 2021 Associate Stock Purchase Plan ("ASPP"), and the 2021 Director Stock Purchase Plan ("DSPP"). These plans, which were approved by the shareowners in April 2021, replaced substantially similar plans approved by the shareowners in 2011. Total compensation expense associated with these plans for 2021 through 2023 was $1.6 million, $2.3 million, and $2.1 million, respectively.

AIP. The AIP allows key associates and directors to earn various forms of equity-based incentive compensation. Under the AIP, there were 700,000 shares reserved for issuance. On an annual basis, the Company, pursuant to the terms and conditions of the AIP, will create an annual incentive plan ("Plan"), under which all participants are eligible to earn performance shares. Awards to associates under the 2021 Plan were tied to internally established goals. At base level targets, the grant-date fair value of the shares eligible to be awarded in 2023 was approximately $1.1 million. For 2023, a total of 27,577 shares were eligible for issuance, but additional shares could be earned if performance exceeded established goals. A total of 26,614 shares were earned for 2023 that were issued in January 2024. For the years ended December 31, 2023 and 2022, Directors earned 8,840 and 11,847 shares, respectively, under the Plan. The Company recognized expense of $1.1 million, $1.9 million, and $1.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, related to the AIP.

Executive Long-Term Incentive Plan ("LTIP"). The Company has established a Performance Share Unit Plan under the provisions of the AIP that allows William G. Smith, Jr., the Chairman, President, and Chief Executive Officer of CCBG, Inc. and Thomas A. Barron, the President of CCB to earn shares based on the compound annual growth rate in diluted earnings per share over a three-year period. The Company recognized expense of $0.9 million, $0.2 million, and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Shares issued under the plan were 4,909, 6,849, and 27,915 for the years ended December 31, 2023, 2022 and 2021, respectively. A total of 17,334 shares were earned in 2023 that were issued in January 2024.

After deducting the shares earned, but not issued, in 2023 under the AIP and LTIP, 492,247 shares remain eligible for issuance under the 2021 AIP.

DSPP. The Company's DSPP allows the directors to purchase the Company's common stock at a price equal to 90% of the closing price on the date of purchase. Stock purchases under the DSPP are limited to the amount of the directors' annual retainer and meeting fees. Under the DSPP, there were 300,000 shares reserved for issuance. The Company recognized $0.1 million in expense under the DSPP for each of the years ended December 31, 2023, 2022 and 2021. The Company issued shares under the DSPP totaling 13,090, 14,977 and 19,362 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, there were 252,571 shares eligible for issuance under the DSPP.

ASPP. Under the Company's ASPP, substantially all associates may purchase the Company's common stock through payroll deductions at a price equal to 90% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ASPP are limited to 10% of an associate's eligible compensation, up to a maximum of $25,000 (fair market value on each enrollment date) in any plan year. Under the ASPP, there were 400,000 shares of common stock reserved for issuance. The Company recognized $0.1 million in expense under the ASPP for each of the years ended December 31, 2023, 2022 and 2021, respectively. The Company issued shares under the ASPP totaling 17,651, 31,101 and 22,126 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, 329,122 shares remained eligible for issuance under the ASPP.

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of each of the purchase rights granted under the ASPP was $5.32 for 2023. For 2022 and 2021, the weighted average fair value purchase right granted was $4.03 and $3.96, respectively. In calculating compensation, the fair value of each stock purchase right was estimated on the date of grant using the following weighted average assumptions:

	2023	**2022**	**2021**
Dividend yield	2.3 %	2.4 %	2.5 %
Expected volatility	22.5 %	17.6 %	21.8 %
Risk-free interest rate	5.1 %	1.4 %	0.1 %
Expected life (in years)	0.5	0.5	0.5

Note 15
EMPLOYEE BENEFIT PLANS

Pension Plan

The Company sponsors a noncontributory pension plan covering a portion of its associates. On December 30, 2019, the plan was amended to remove plan eligibility for new associates hired after December 31, 2019. There were no amendments to the Plan in 2020 or 2021. The Plan was also amended in December 2022, effective January 1, 2020, increasing the required minimum distribution age to 72, per the SECURE Act 1.0. Benefits under this plan generally are based on the associate's total years of service and average of the five highest years of compensation during the ten years immediately preceding their departure. The Company's general funding policy is to contribute amounts sufficient to meet minimum funding requirements as set by law and to ensure deductibility for federal income tax purposes.

The following table details on a consolidated basis the changes in benefit obligation, changes in plan assets, the funded status of the plan, components of pension expense, amounts recognized in the Company's Consolidated Statements of Financial Condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)		2023		2022		2021
Change in Projected Benefit Obligation:						
Benefit Obligation at Beginning of Year	$	108,151	$	172,508	$	212,566
Service Cost		3,488		6,289		6,971
Interest Cost		5,831		4,665		4,885
Actuarial Loss (Gain)		6,936		(39,962)		(14,934)
Benefits Paid		(3,843)		(2,139)		(2,087)
Expenses Paid		(276)		(416)		(259)
Settlements		-		(32,794)		(34,634)
Projected Benefit Obligation at End of Year	$	120,287	$	108,151	$	172,508
Change in Plan Assets:						
Fair Value of Plan Assets at Beginning of Year	$	104,276	$	165,274	$	171,775
Actual Return on Plan Assets		19,138		(25,649)		30,479
Employer Contributions		6,000		-		-
Benefits Paid		(3,843)		(2,139)		(2,087)
Expenses Paid		(276)		(416)		(259)
Settlements		-		(32,794)		(34,634)
Fair Value of Plan Assets at End of Year	$	125,295	$	104,276	$	165,274
Funded Status of Plan and Accrued Liability Recognized at End of Year:						
Other (Assets) Liabilities	$	(5,008)	$	3,875	$	7,234
Accumulated Benefit Obligation at End of Year	$	102,642	$	91,770	$	149,569
Components of Net Periodic Benefit Costs:						
Service Cost	$	3,488	$	6,289	$	6,971
Interest Cost		5,831		4,665		4,885
Expected Return on Plan Assets		(6,805)		(10,701)		(11,147)
Amortization of Prior Service Costs		5		15		15
Net Loss Amortization		934		1,713		6,764
Net Loss Settlements		-		2,321		3,072
Net Periodic Benefit Cost	$	3,453	$	4,302	$	10,560
Weighted-Average Assumptions Used to Determine Benefit Obligation:						
Discount Rate		5.29%		5.63%		3.11%
Rate of Compensation Increase[1]		5.10%		5.10%		4.40%
Measurement Date		12/31/23		12/31/22		12/31/21
Weighted-Average Assumptions Used to Determine Benefit Cost:						
Discount Rate		5.63%		3.11%		2.88%
Expected Return on Plan Assets		6.75%		6.75%		6.75%
Rate of Compensation Increase[1]		5.10%		4.40%		4.00%
Amortization Amounts from Accumulated Other Comprehensive Loss:						
Net Actuarial Loss (Gain)	$	(5,397)	$	(3,612)	$	(34,265)
Prior Service Cost		(5)		(15)		(15)
Net Loss		(934)		(4,034)		(9,836)
Deferred Tax Expense		1,606		1,942		11,183
Other Comprehensive Gain, net of tax	$	(4,730)	$	(5,719)	$	(32,933)
Amounts Recognized in Accumulated Other Comprehensive Loss:						
Net Actuarial Losses	$	1,322	$	7,653	$	15,300
Prior Service Cost		-		5		20
Deferred Tax Benefit		(335)		(1,941)		(3,884)
Accumulated Other Comprehensive Loss, net of tax	$	987	$	5,717	$	11,436

[1] The Company utilized an age-graded approach that varies the rate based on the age of the participants.

During 2022 and 2021, lump sum payments made under the Company's defined benefit pension plan triggered settlement accounting. In accordance with applicable accounting guidance for defined benefit plans, the Company recorded no settlement losses during 2023 and $2.3 million and $3.1 million during 2022 and 2021, respectively.

The service cost component of net periodic benefit cost is reflected in compensation expense in the accompanying Consolidated Statements of Income. The other components of net periodic cost are included in "other" within the noninterest expense category in the Consolidated Statements of Income. See Note 1 – Significant Accounting Policies for additional information.

The Company expects to recognize $0.2 million of the net actuarial loss reflected in accumulated other comprehensive loss at December 31, 2023 as a component of net periodic benefit cost during 2024.

Plan Assets. The Company's pension plan asset allocation at December 31, 2023 and 2022, and the target asset allocation for 2023 are as follows:

	Target Allocation	Percentage of Plan Assets at December 31[1]	
	2024	2023	2022
Equity Securities	68 %	70 %	73 %
Debt Securities	27 %	18 %	23 %
Cash and Cash Equivalents	5 %	12 %	4 %
Total	100 %	100 %	100 %

(1) *Represents asset allocation at December 31 which may differ from the average target allocation for the year due to the year-end cash contribution to the plan.*

The Company's pension plan assets are overseen by the CCBG Retirement Committee. Capital City Trust Company acts as the investment manager for the plan. The investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in mutual funds that include various high-grade equity securities and investment-grade debt issuances with varying investment strategies. The target asset allocation will periodically be adjusted based on market conditions and will operate within the following investment policy statement allocation ranges: equity securities ranging from 55% and 81%, debt securities ranging from 17% and 37%, and cash and cash equivalents ranging from 0% and 10%. The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance data and economic/financial data to arrive at expected long-term rates of return for each asset category.

The major categories of assets in the Company's pension plan at December 31 are presented in the following table. Assets are segregated by the level of the valuation inputs within the fair value hierarchy established by ASC Topic 820 utilized to measure fair value (see Note 22 – Fair Value Measurements).

(Dollars in Thousands)	2023	2022
Level 1:		
U.S. Treasury Securities	$ 16,126	$ 17,264
Mutual Funds	92,991	81,231
Cash and Cash Equivalents	15,717	5,327
Level 2:		
Corporate Notes/Bonds	461	454
Total Fair Value of Plan Assets	$ 125,295	$ 104,276

115

Expected Benefit Payments. At December 31, expected benefit payments related to the defined benefit pension plan were as follows:

(Dollars in Thousands)		2023
2024	$	10,105
2025		11,119
2026		10,496
2027		10,042
2028		8,983
2029 through 2033		45,942
Total	$	96,687

Contributions. The following table details the amounts contributed to the pension plan in 2023 and 2022, and the expected amount to be contributed in 2024.

(Dollars in Thousands)	2022		2023		Expected Contribution 2024[1]
Actual Contributions	$ -	$	6,000	$	5,000

[1] *For 2023, the Company will have the option to make a cash contribution to the plan or utilize pre-funding balances.*

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") and a Supplemental Executive Retirement Plan II ("SERP II") covering selected executive officers. Benefits under this plan generally are based on the same service and compensation as used for the pension plan, except the benefits are calculated without regard to the limits set by the Internal Revenue Code on compensation and benefits. The net benefit payable from the SERP is the difference between this gross benefit and the benefit payable by the pension plan. The SERP II was adopted by the Company's Board on May 21, 2020 and covers certain executive officers that were not covered by the SERP.

The following table details on a consolidated basis the changes in benefit obligation, the funded status of the plan, components of pension expense, amounts recognized in the Company's Consolidated Statements of Financial Condition, and major assumptions used to determine these amounts.

(Dollars in Thousands)		2023		2022		2021
Change in Projected Benefit Obligation:						
Benefit Obligation at Beginning of Year	$	10,948	$	13,534	$	13,402
Service Cost		18		31		35
Interest Cost		501		315		243
Actuarial (Gain) Loss		201		(2,932)		(146)
Net Settlements		(2,464)		-		-
Projected Benefit Obligation at End of Year	$	9,204	$	10,948	$	13,534
Funded Status of Plan and Accrued Liability Recognized at End of Year:						
Other Liabilities	$	9,204	$	10,948	$	13,534
Accumulated Benefit Obligation at End of Year	$	8,943	$	10,887	$	12,803
Components of Net Periodic Benefit Costs:						
Service Cost	$	18	$	31	$	35
Interest Cost		501		315		243
Amortization of Prior Service Cost		151		277		277
Net Loss Amortization		(531)		718		970
Net Gain Settlements		(291)		-		-
Net Periodic Benefit Cost	$	(152)	$	1,341	$	1,525
Weighted-Average Assumptions Used to Determine Benefit Obligation:						
Discount Rate		5.11%		5.45%		2.80%
Rate of Compensation Increase[1]		5.10%		5.10%		4.40%
Measurement Date		12/31/23		12/31/22		12/31/21
Weighted-Average Assumptions Used to Determine Benefit Cost:						
Discount Rate		5.45%		2.80%		2.38%
Rate of Compensation Increase[1]		5.10%		4.40%		4.00%
Amortization Amounts from Accumulated Other Comprehensive Loss:						
Net Actuarial Loss (Gain)	$	201	$	(2,932)	$	(146)
Prior Service (Benefit) Cost		(151)		(277)		(219)
Net Gain (Loss)		531		(718)		(970)
Settlement Gain		291		-		-
Deferred Tax (Benefit) Expense		(222)		995		154
Other Comprehensive (Gain) Loss, net of tax	$	650	$	(2,932)	$	(1,181)
Amounts Recognized in Accumulated Other Comprehensive Loss:						
Net Actuarial (Loss) Gain	$	(753)	$	(1,775)	$	1,875
Prior Service Cost		-		151		429
Deferred Tax Benefit (Expense)		191		412		(584)
Accumulated Other Comprehensive (Loss) Gain, net of tax	$	(562)	$	(1,212)	$	1,720

[1] The Company utilized an age-graded approach that varies the rate based on the age of the participants.

The Company expects to recognize approximately $0.3 million of the net actuarial gain reflected in accumulated other comprehensive loss at December 31, 2023 as a component of net periodic benefit cost during 2024.

In June 2023, lump sum retirement distributions to two plan participants required the application of settlement accounting. The amount of the settlement gain was $0.3 million.

Expected Benefit Payments. As of December 31, expected benefit payments related to the SERP were as follows:

(Dollars in Thousands)		2023
2024	$	8,800
2025		32
2026		38
2027		42
2028		64
2029 through 2033		748
Total	$	9,724

401(k) Plan

The Company has a 401(k) Plan which enables CCB and CCBG associates to defer a portion of their salary on a pre-tax basis. The plan covers substantially all associates of the Company who meet minimum age requirements. The plan is designed to enable participants to contribute any amount, up to the maximum annual limit allowed by the IRS, of their compensation withheld in any plan year placed in the 401(k) Plan trust account. Matching contributions of 50% from the Company are made for up to 6% of the participant's compensation for eligible associates. Further, in addition to the 50% match, all associates hired after December 31, 2019 will receive annually a contribution by the Company equal to 3% of their compensation. For 2023, the Company made annual matching contributions of $1.7 million. For 2022 and 2021, the Company made annual matching contributions of $1.4 million and $1.0 million, respectively. The participant may choose to invest their contributions into thirty-four investment options available to 401(k) participants, including the Company's common stock. A total of 50,000 shares of CCBG common stock have been reserved for issuance. Shares issued to participants have historically been purchased in the open market.

CCHL has a 401(k) Plan available to all CCHL associates who are employed. The plan allows participants to contribute any amount, up to the maximum annual limit allowed by the IRS, of their compensation withheld in any plan year placed in the 401(k) Plan trust account. A discretionary matching contribution is determined annually by CCHL. For 2023, 2022, and 2021, matching contributions were made by CCHL up to 3% of eligible participant's compensation totaling $0.4 million, $0.4 million, and $0.7 million, respectively.

Other Plans

The Company has a Dividend Reinvestment and Optional Stock Purchase Plan. A total of 250,000 shares have been reserved for issuance. In recent years, shares for the Dividend Reinvestment and Optional Stock Purchase Plan have been acquired in the open market and, thus, the Company did not issue any new shares under this plan in 2023, 2022 and 2021.

Note 16
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars and Per Share Data in Thousands)		2023		2022		2021
Numerator:						
Net Income Attributable to Common Shareowners	$	52,258	$	33,412	$	33,396
Denominator:						
Denominator for Basic Earnings Per Share Weighted-Average Shares		16,987		16,951		16,863
Effects of Dilutive Securities Stock Compensation Plans		36		34		30
Denominator for Diluted Earnings Per Share Adjusted Weighted-Average Shares and Assumed Conversions		17,023		16,985		16,893
Basic Earnings Per Share	$	3.08	$	1.97	$	1.98
Diluted Earnings Per Share	$	3.07	$	1.97	$	1.98

Note 17
REGULATORY MATTERS

Regulatory Capital Requirements. The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. A detailed description of these regulatory capital requirements is provided in the section captioned "Regulatory Considerations – Capital Regulations" section on page 15.

Management believes, at December 31, 2023 and 2022, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2023, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum common equity Tier 1, total risk-based, Tier 1 risk based and Tier 1 leverage ratios as set forth in the following tables. There are not conditions or events since the notification that management believes have changed the Bank's category. The Company and Bank's actual capital amounts and ratios at December 31, 2023 and 2022 are presented in the following table.

(Dollars in Thousands)	Actual		Required For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2023						
Common Equity Tier 1:						
CCBG	$ 373,206	13.52%	$ 124,192	4.50%	*	*
CCB	383,211	13.89%	124,158	4.50%	$ 179,340	6.50%
Tier 1 Capital:						
CCBG	424,206	15.37%	165,589	6.00%	*	*
CCB	383,211	13.89%	165,545	6.00%	220,726	8.00%
Total Capital:						
CCBG	457,339	16.57%	220,785	8.00%	*	*
CCB	416,343	15.09%	220,726	8.00%	275,908	10.00%
Tier 1 Leverage:						
CCBG	424,206	10.30%	164,691	4.00%	*	*
CCB	383,211	9.31%	164,680	4.00%	205,850	5.00%
2022						
Common Equity Tier 1:						
CCBG	$ 335,512	12.38%	$ 121,918	4.50%	*	*
CCB	358,882	13.25%	121,913	4.50%	$ 176,096	6.50%
Tier 1 Capital:						
CCBG	386,512	14.27%	162,557	6.00%	*	*
CCB	358,882	13.25%	162,550	6.00%	216,733	8.00%
Total Capital:						
CCBG	414,569	15.30%	216,743	8.00%	*	*
CCB	386,067	14.25%	216,733	8.00%	270,917	10.00%
Tier 1 Leverage:						
CCBG	386,512	8.91%	173,546	4.00%	*	*
CCB	358,882	8.27%	173,505	4.00%	216,881	5.00%

* *Not applicable to bank holding companies.*

Dividend Restrictions. In the ordinary course of business, the Company is dependent upon dividends from its banking subsidiary to provide funds for the payment of dividends to shareowners and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Company's banking subsidiary to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits of the banking subsidiary for that year combined with the retained net profits for proceeding two years. In 2024, the bank subsidiary may declare dividends without regulatory approval of $44.4 million plus an additional amount equal to net profits of the Company's subsidiary bank for 2024 up to the date of any such dividend declaration.

Note 18
ACCUMULATED OTHER COMPREHENSIVE LOSS

FASB Topic ASC 220, "Comprehensive Income" requires that certain transactions and other economic events that bypass the Consolidated Statements of Income be displayed as other comprehensive income. Total comprehensive income is reported in the Consolidated Statements of Comprehensive Income (net of tax) and Changes in Shareowners' Equity (net of tax).

The following table shows the amounts allocated to accumulated other comprehensive loss.

(Dollars in Thousands)	Securities Available for Sale		Interest Rate Swap		Retirement Plans		Accumulated Other Comprehensive Loss	
Balance as of January 1, 2023	$	(37,349)	$	4,625	$	(4,505)	$	(37,229)
Other comprehensive income (loss) during the period		11,658		(655)		4,080		15,083
Balance as of December 31, 2023	$	(25,691)	$	3,970	$	(425)	$	(22,146)
Balance as of January 1, 2022	$	(4,588)	$	1,530	$	(13,156)	$	(16,214)
Other comprehensive (loss) income during the period		(32,761)		3,095		8,651		(21,015)
Balance as of December 31, 2022	$	(37,349)	$	4,625	$	(4,505)	$	(37,229)
Balance as of January 1, 2021	$	2,700	$	428	$	(47,270)	$	(44,142)
Other comprehensive (loss) income during the period		(7,288)		1,102		34,114		27,928
Balance as of December 31, 2021	$	(4,588)	$	1,530	$	(13,156)	$	(16,214)

Note 19
RELATED PARTY TRANSACTIONS

At December 31, 2023 and 2022, certain officers and directors were indebted to the Bank in the aggregate amount of $6.3 million and $7.3 million, respectively. During 2023 and 2022, $1.7 million and $8.5 million in new loans were made and repayments totaled $2.7 million and $5.0 million, respectively. These loans were all current at December 31, 2023 and 2022.

Deposits from certain directors, executive officers, and their related interests totaled $36.9 million and $66.3 million at December 31, 2023 and 2022, respectively.

The Company leases land from a partnership (Smith Interests General Partnership L.L.P.) in which William G. Smith, Jr. has an interest. The Company made lease payments totaling $0.2 million in 2023 and in December 2023 the lease payments adjusted to $0.1 million annually due to a reduction in the size of the parcel leased by the Company. The payments under the lease agreement provide for annual lease payments of approximately $0.1 million annually through December 2033, and thereafter, increase by 5% every 10 years until 2053 at which time the rent amount will adjust based on reappraisal of the parcel rental value. The Company then has four successive options to extend the lease for five years each with rental increases of 5% at each extension.

William G. Smith, III, the son of our Chairman, President and Chief Executive Officer, William G. Smith, Jr., is employed as President, North Florida Region at Capital City Bank. In 2023, William G. Smith, III's total compensation (consisting of annual base salary, annual bonus, and stock-based compensation) was determined in accordance with the Company's standard employment and compensation practices applicable to associates with similar responsibilities and positions.

Note 20
OTHER NONINTEREST EXPENSE

Components of other noninterest expense in excess of 1% of the sum of total interest income and noninterest income, which are not disclosed separately elsewhere, are presented below for each of the respective years.

(Dollars in Thousands)	2023	2022	2021
Legal Fees	$ 1,721	$ 1,413	$ 1,411
Professional Fees	6,245	5,437	5,633
Telephone	2,729	2,851	2,975
Advertising	3,349	3,208	2,683
Processing Services	6,984	6,534	6,569
Insurance – Other	3,120	2,409	2,096
Pension – Other	76	(3,043)	1,913
Pension – Settlement	(291)	2,321	3,072
Other	11,643	14,411	10,754
Total	$ 35,576	35,541	37,106

Note 21
COMMITMENTS AND CONTINGENCIES

Lending Commitments. The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its clients. These financial instruments consist of commitments to extend credit and standby letters of credit.

The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. At December 31, the amounts associated with the Company's off-balance sheet obligations were as follows:

	2023			2022		
(Dollars in Thousands)	Fixed	Variable	Total	Fixed	Variable	Total
Commitments to Extend Credit[1]	$ 207,605	$ 534,745	$ 742,350	$ 243,614	$ 531,873	$ 775,487
Standby Letters of Credit	6,094	-	6,094	5,619	-	5,619
Total	$ 213,699	$ 534,745	$ 748,444	$ 249,233	$ 531,873	$ 781,106

[1] *Commitments include unfunded loans, revolving lines of credit, and off-balance sheet residential loan commitments.*

Commitments to extend credit are agreements to lend to a client so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities. In general, management does not anticipate any material losses as a result of participating in these types of transactions. However, any potential losses arising from such transactions are reserved for in the same manner as management reserves for its other credit facilities.

For both on- and off-balance sheet financial instruments, the Company requires collateral to support such instruments when it is deemed necessary. The Company evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but may include deposits held in financial institutions; U.S. Treasury securities; other marketable securities; real estate; accounts receivable; property, plant and equipment; and inventory.

The allowance for credit losses for off-balance sheet credit commitments that are not unconditionally cancellable by the Bank is adjusted as a provision for credit loss expense and is recorded in other liabilities. The following table shows the activity in the allowance.

(Dollars in Thousands)	2023	2022	2021
Beginning Balance	$ 2,989	$ 2,897	$ 1,644
Provision for Credit Losses	202	92	1,253
Ending Balance	$ 3,191	$ 2,989	$ 2,897

Other Commitments. In the normal course of business, the Company enters into lease commitments which are classified as operating leases. See Note 7 – Leases for additional information on the maturity of the Company's operating lease commitments.

The Company has an outstanding commitment of up to $1.0 million in a bank tech venture capital fund focused on finding and funding technology solutions for community banks. During 2022 and 2023, the Company contributed $0.1 million and $0.4 million, respectively to the bank tech venture capital fund. At December 31, 2023, the Company had a remaining outstanding commitment of $0.5 million to the bank tech capital venture fund.

The Company, in 2022, committed $7.2 million to a solar tax equity investment of which $1.0 million was paid in 2022 and $6.2 million was paid in 2023. After utilization of the related tax credits, the balance of this investment at December 31, 2023 was $0.4 million. Further, in 2023, the Company committed $7.0 million to a second solar tax equity investment of which $7.0 was paid in 2023. After utilization of the related tax credits, the balance of this investment at December 31, 2023 was $1.7 million.

Contingencies. The Company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no known pending claims or litigation, the outcome of which would, individually or in the aggregate, have a material effect on the consolidated results of operations, financial position, or cash flows of the Company.

Indemnification Obligation. The Company is a member of the Visa U.S.A. network. Visa U.S.A believes that its member banks are required to indemnify it for potential future settlement of certain litigation (the "Covered Litigation") that relates to several antitrust lawsuits challenging the practices of Visa and MasterCard International. In 2008, the Company, as a member of the Visa U.S.A. network, obtained Class B shares of Visa, Inc. upon its initial public offering. Since its initial public offering, Visa, Inc. has funded a litigation reserve for the Covered Litigation resulting in a reduction in the Class B shares held by the Company. During the first quarter of 2011, the Company sold its remaining Class B shares. Associated with this sale, the Company entered into a swap contract with the purchaser of the shares that requires a payment to the counterparty in the event that Visa, Inc. makes subsequent revisions to the conversion ratio for its Class B shares. Fixed charges included in the swap liability are payable quarterly until the litigation reserve is fully liquidated and at which time the aforementioned swap contract will be terminated. Conversion ratio payments and ongoing fixed quarterly charges are reflected in earnings in the period incurred. Payments during 2023 totaled $0.8 million. Payments totaled $0.9 million and $0.8 million for the years 2022 and 2021, respectively. At December 31, 2023, there was no amount payable. There was $0.1 million payable December 31, 2022 and 2021.

Note 22
FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the exchange price that would be received were the Bank to sell that asset or paid to transfer that liability (exit price) in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from, or corroborated, by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Securities Available for Sale. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. Other securities classified as AFS are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, credit information and the bond's terms and conditions, among other things.

In general, the Company does not purchase securities that have a complicated structure. The Company's entire portfolio consists of traditional investments, nearly all of which are U.S. Treasury obligations, federal agency bullet or mortgage pass-through securities, or general obligation or revenue based municipal bonds. Pricing for such instruments is easily obtained. At least annually, the Company will validate prices supplied by the independent pricing service by comparing them to prices obtained from an independent third-party source.

Equity Securities. Investments securities classified as equity securities are carried at cost and the share of earnings or losses is reported through net income as an adjustment to the investment balance. These securities are not readily marketable and therefore are classified as a Level 3 input within the fair value hierarchy.

Loans Held for Sale. The fair value of residential mortgage loans held for sale based on Level 2 inputs is determined, when possible, using either quoted secondary-market prices or investor commitments. If no such quoted price exists, the fair value is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan, which would be used by other market participants. The Company has elected the fair value option accounting for its held for sale loans.

Mortgage Banking Derivative Instruments. The fair values of IRLCs are derived by valuation models incorporating market pricing for instruments with similar characteristics, commonly referred to as best execution pricing, or investor commitment prices for best effort IRLCs which have unobservable inputs, such as an estimate of the fair value of the servicing rights expected to be recorded upon sale of the loans, net estimated costs to originate the loans, and the pull-through rate, and are therefore classified as Level 3 within the fair value hierarchy. The fair value of forward sale commitments is based on observable market pricing for similar instruments and are therefore classified as Level 2 within the fair value hierarchy.

Interest Rate Swap. The Company's derivative positions are classified as Level 2 within the fair value hierarchy and are valued using models generally accepted in the financial services industry and that use actively quoted or observable market input values from external market data providers. The fair value derivatives are determined using discounted cash flow models.

Fair Value Swap. The Company entered into a stand-alone derivative contract with the purchaser of its Visa Class B shares. The valuation represents the amount due and payable to the counterparty based upon the revised share conversion rate, if any, during the period. At December 31, 2023, there was no amount payable and at December 31, 2022, there was $0.1 million payable.

A summary of fair values for assets and liabilities at December 31 consisted of the following:

(Dollars in Thousands)	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
2023				
ASSETS:				
Securities Available for Sale:				
U.S. Government Treasury	$ 24,679	$ -	$ -	$ 24,679
U.S. Government Agency	-	145,034	-	145,034
States and Political Subdivisions	-	39,083	-	39,083
Mortgage-Backed Securities	-	63,303	-	63,303
Corporate Debt Securities	-	57,552	-	57,552
Equity Securities	-	-	3,450	3,450
Loans Held for Sale	-	28,211	-	28,211
Interest Rate Swap Derivative	-	5,317	-	5,317
Residential Mortgage Loan Commitments ("IRLC")	-	-	523	523
LIABILITIES:				
Forward Sales Contracts ("Hedge Derivative")	-	209	-	209
2022				
ASSETS:				
Securities Available for Sale:				
U.S. Government Treasury	$ 22,050	$ -	$ -	$ 22,050
U.S. Government Agency	-	186,052	-	186,052
State and Political Subdivisions	-	40,329	-	40,329
Mortgage-Backed Securities	-	69,405	-	69,405
Corporate Debt Securities	-	88,236	-	88,236
Equity Securities	-	-	10	10
Loans Held for Sale	-	26,909	-	26,909
Interest Rate Swap Derivative	-	6,195	-	6,195
Forward Sales Contracts ("Hedge Derivative")	-	187	-	187
Residential Mortgage Loan Commitments ("IRLC")	-	-	819	819

Mortgage Banking Activities. The Company had Level 3 issuances and transfers related to mortgage banking activities of $13.2 million and $11.6 million, respectively, for the year ended December 31, 2023.   The Company had Level 3 issuances and transfers related to mortgage banking activities of $15.4 million and $28.5 million, respectively, for the year ended December 31, 2022. Issuances are valued based on the change in fair value of the underlying mortgage loan from inception of the IRLC to the statement of financial condition date, adjusted for pull-through rates and costs to originate. IRLCs transferred out of Level 3 represent IRLCs that were funded and moved to mortgage loans held for sale, at fair value.

Assets Measured at Fair Value on a Non-Recurring Basis

Certain assets are measured at fair value on a non-recurring basis (i.e., the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances). An example would be assets exhibiting evidence of impairment. The following is a description of valuation methodologies used for assets measured on a non-recurring basis.

Collateral Dependent Loans. Impairment for collateral dependent loans is measured using the fair value of the collateral less selling costs. The fair value of collateral is determined by an independent valuation or professional appraisal in conformance with banking regulations. Collateral values are estimated using Level 3 inputs due to the volatility in the real estate market, and the judgment and estimation involved in the real estate appraisal process. Collateral dependent loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly. Valuation techniques are consistent with those techniques applied in prior periods. Collateral dependent loans had a carrying value of $3.3 million with a valuation allowance of $0.1 million at December 31, 2023. Collateral dependent loans had a carrying value of $0.7 million with a valuation allowance of $0.1 million at December 31, 2022.

Other Real Estate Owned. During 2023 and 2022, certain foreclosed assets, upon initial recognition, were measured and reported at fair value through a charge-off to the allowance for credit losses based on the fair value of the foreclosed asset less estimated cost to sell. At December 31, 2023 and 2022, these assets were recorded at fair value, which is determined by an independent valuation or professional appraisal in conformance with banking regulations. On an ongoing basis, we obtain updated appraisals on foreclosed assets and record valuation adjustments as necessary. The fair value of foreclosed assets is estimated using Level 3 inputs due to the judgment and estimation involved in the real estate valuation process.

Mortgage Servicing Rights. Residential mortgage loan servicing rights are evaluated for impairment at each reporting period based upon the fair value of the rights as compared to the carrying amount. Fair value is determined by a third-party valuation model using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly loan type and note interest rate). The fair value is estimated using Level 3 inputs, including a discount rate, weighted average prepayment speed, and the cost of loan servicing. Further detail on the key inputs utilized are provided in Note 4 – Mortgage Banking Activities. At December 31, 2023 and 2022, there was no valuation allowance for mortgage servicing rights.

Other Fair Value Disclosures

The Company is required to disclose the estimated fair value of financial instruments, both assets and liabilities, for which it is practical to estimate fair value and the following is a description of valuation methodologies used for those assets and liabilities.

Cash and Short-Term Investments. The carrying amount of cash and short-term investments is used to approximate fair value, given the short time frame to maturity and as such assets do not present unanticipated credit concerns.

Securities Held to Maturity. Securities held to maturity are valued in accordance with the methodology previously noted in the caption "Assets and Liabilities Measured at Fair Value on a Recurring Basis – Securities Available for Sale".

Other Equity Securities. Other equity securities are accounted for under the equity method (Topic 323) and recorded at cost. These securities are not readily marketable securities and are reflected in Other Assets on the Statement of Financial Condition.

Loans. The loan portfolio is segregated into categories and the fair value of each loan category is calculated using present value techniques based upon projected cash flows and estimated discount rates. Pursuant to the adoption of ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*, the values reported reflect the incorporation of a liquidity discount to meet the objective of "exit price" valuation.

Deposits. The fair value of Noninterest Bearing Deposits, NOW Accounts, Money Market Accounts and Savings Accounts are the amounts payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using present value techniques and rates currently offered for deposits of similar remaining maturities.

Subordinated Notes Payable. The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar obligations.

Short-Term and Long-Term Borrowings. The fair value of each note is calculated using present value techniques, based upon projected cash flows and estimated discount rates as well as rates being offered for similar debt.

A summary of estimated fair values of significant financial instruments at December 31 consisted of the following:

(Dollars in Thousands)	2023 Carrying Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
ASSETS:				
Cash	$ 83,118	$ 83,118	$ -	$ -
Fed Funds Sold and Interest Bearing Deposits	228,949	228,949	-	-
Investment Securities, Held to Maturity	625,022	441,189	150,562	-
Other Equity Securities[1]	2,848	-	2,848	-
Mortgage Servicing Rights	831	-	-	1,280
Loans, Net of Allowance for Credit Losses	2,703,977	-	-	2,510,529
LIABILITIES:				
Deposits	$ 3,701,822	$ -	$ 3,243,896	$ -
Short-Term Borrowings	35,341	-	35,341	-
Subordinated Notes Payable	52,887	-	44,323	-
Long-Term Borrowings	315	-	315	-

(Dollars in Thousands)	2022 Carrying Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
ASSETS:				
Cash	$ 72,114	$ 72,114	$ -	$ -
Short-Term Investments	528,536	528,536	-	-
Investment Securities, Held to Maturity	660,774	431,733	180,968	-
Other Equity Securities[1]	2,848	-	2,848	-
Mortgage Servicing Rights	2,599	-	-	4,491
Loans, Net of Allowance for Credit Losses	2,522,617	-	-	2,377,229
LIABILITIES:				
Deposits	$ 3,939,317	$ -	$ 3,310,383	$ -
Short-Term Borrowings	56,793	-	56,793	-
Subordinated Notes Payable	52,887	-	45,763	-
Long-Term Borrowings	513	-	513	-

All non-financial instruments are excluded from the above table. The disclosures also do not include goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following tables present quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2023 and December 31, 2022.

Note 23
PARENT COMPANY FINANCIAL INFORMATION

The following are condensed statements of financial condition of the parent company at December 31:

Parent Company Statements of Financial Condition

(Dollars in Thousands, Except Per Share Data)	2023	2022
ASSETS		
Cash and Due From Subsidiary Bank	$ 54,004	$ 42,737
Equity Securities	569	199
Investment in Subsidiary Bank	445,441	404,892
Goodwill and Other Intangibles	3,838	3,998
Other Assets	10,758	11,297
Total Assets	$ 514,610	$ 463,123
LIABILITIES		
Subordinated Notes Payable	$ 52,887	$ 52,887
Other Liabilities	21,098	22,955
Total Liabilities	73,985	75,842
SHAREOWNERS' EQUITY		
Common Stock, $0.01 par value; 90,000,000 shares authorized;16,950,222 and 16,986,785 shares issued and outstanding at December 31, 2023 and 2022, respectively	170	170
Additional Paid-In Capital	36,326	37,331
Retained Earnings	426,275	387,009
Accumulated Other Comprehensive Loss, Net of Tax	(22,146)	(37,229)
Total Shareowners' Equity	440,625	387,281
Total Liabilities and Shareowners' Equity	$ 514,610	$ 463,123

The operating results of the parent company for the three years ended December 31 are shown below:

Parent Company Statements of Operations

(Dollars in Thousands)		2023		2022		2021
OPERATING INCOME						
Income Received from Subsidiary Bank:						
Administrative Fees	$	6,367	$	5,396	$	5,516
Dividends		30,000		23,000		10,000
Other Income		453		253		174
Total Operating Income		36,820		28,649		15,690
OPERATING EXPENSE						
Salaries and Associate Benefits		4,257		5,034		3,558
Interest on Subordinated Notes Payable		2,427		1,652		1,233
Professional Fees		859		616		1,113
Advertising		214		232		134
Legal Fees		683		370		589
Other		1,670		2,186		2,087
Total Operating Expense		10,110		10,090		8,714
Earnings Before Income Taxes and Equity in Undistributed Earnings of Subsidiary Bank		26,710		18,559		6,976
Income Tax Benefit		(650)		(661)		(717)
Earnings Before Equity in Undistributed Earnings of Subsidiary Bank		27,360		19,220		7,693
Equity in Undistributed Earnings of Subsidiary Bank		24,898		14,192		25,703
Net Income Attributable to Common Shareowners	$	52,258	$	33,412	$	33,396

The cash flows for the parent company for the three years ended December 31 were as follows:

Parent Company Statements of Cash Flows

(Dollars in Thousands)		2023		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net Income Attributable to Common Shareowners	$	52,258	$	33,412	$	33,396
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:						
Equity in Undistributed Earnings of Subsidiary Bank		(24,898)		(14,192)		(25,703)
Stock Compensation		1,468		1,278		843
Amortization of Intangible Asset		160		160		107
Increase in Other Assets		(117)		(336)		(21)
Increase in Other Liabilities		(1,557)		5,847		3,131
Net Cash Provided By Operating Activities	$	27,314	$	26,169	$	11,753
CASH FROM INVESTING ACTIVITIES:						
Purchase of Equity Securities	$	(369)	$	(79)	$	(120)
Net Cash Paid for Acquisition		-		-		(4,482)
Decrease (Increase) in Investment in Subsidiaries		-		770		(10,770)
Net Cash Provided by (Used in) Investing Activities	$	(369)	$	691	$	(15,372)
CASH FROM FINANCING ACTIVITIES:						
Repayment of Long-Term Borrowings		-		-		(900)
Dividends Paid		(12,905)		(11,191)		(10,459)
Issuance of Common Stock Under Compensation Plans		937		1,300		1,028
Payments to Repurchase Common Stock		(3,710)		-		-
Net Cash Used In Financing Activities	$	(15,678)	$	(9,891)	$	(10,331)
Net Increase (Decrease) in Cash and Due from Subsidiary Bank		11,267		16,969		(13,950)
Cash and Due from Subsidiary Bank at Beginning of Year		42,737		25,768		39,718
Cash and Due from Subsidiary Bank at End of Year	$	54,004	$	42,737	$	25,768

Note 24
RESTATED QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

As further described in Note 1, the Impacted Statements of Cash Flows for each of the three month periods ended March 31, 2022 and 2023, six month periods ended June 30, 2022 and 2023, and nine month periods ended September 30, 2022 and 2023 have been restated and are reflected in the tables that follow. See "Restatement of Previously Issued Consolidated Financial Statements" in Note 1. The unaudited interim Consolidated Statements of Cash Flows reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the cash flows for the interim periods presented. Restated amounts are computed independently for each quarter presented; therefore, the sum of the quarterly amounts may not equal the total amount for the respective year due to rounding.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	As Restated		
	For Three Months Ended Mar 31, 2022	For Six Months Ended Jun 30, 2022	For Nine Months Ended Sept 30, 2022
(Dollars in Thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 6,938	$ 14,198	$ 23,803
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	32	1,724	3,878
Depreciation	1,907	3,802	5,689
Amortization of Premiums, Discounts, and Fees, net	2,610	5,053	6,618
Amortization of Intangible Assets	40	80	120
Pension Settlement Charge	209	378	480
Originations of Loans Held-for-Sale	(177,933)	(316,372)	(399,041)
Proceeds From Sales of Loans Held-for-Sale	188,264	352,830	440,219
Mortgage Banking Revenues	(4,055)	(8,912)	(11,807)
Net Additions for Capitalized Mortgage Servicing Rights	364	360	570
Stock Compensation	245	489	904
Net Tax Benefit From Stock-Based Compensation	(19)	(19)	(19)
Deferred Income Taxes Benefit	(6,682)	(9,887)	(12,854)
Net Change in Operating Leases	(27)	(72)	(83)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	-	(26)	(136)
Net Decrease in Other Assets	1,897	3,516	3,696
Net Increase in Other Liabilities	7,036	22,040	12,839
Net Cash Provided By Operating Activities	20,826	69,182	74,876
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(194,448)	(218,548)	(219,865)
Payments, Maturities, and Calls	14,441	28,111	40,096
Securities Available for Sale:			
Purchases	(25,139)	(37,044)	(41,880)
Proceeds from Sale of Securities	3,365	3,365	3,365
Payments, Maturities, and Calls	24,824	47,413	64,301
Purchase of loans held for investment	(381)	(15,985)	(16,324)
Net Increase in Loans Held for Investment	(57,592)	(289,707)	(426,273)
Proceeds From Sales of Other Real Estate Owned	-	30	1,683
Purchases of Premises and Equipment, net	(1,013)	(3,322)	(4,013)
Noncontrolling interest contributions received	1,838	2,573	2,867
Net Cash Used In Investing Activities	(234,105)	(483,114)	(596,043)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	52,645	73,396	46,516
Net (Decrease) Increase in Other Short-Term Borrowings	(3,692)	4,784	17,592
Repayment of Other Long-Term Borrowings	(78)	(150)	(200)
Dividends Paid	(2,712)	(5,424)	(8,307)
Issuance of Common Stock Under Compensation Plans	190	496	577
Net Cash Provided By Financing Activities	46,353	73,102	56,178
NET DECREASE IN CASH AND CASH EQUIVALENTS	(166,926)	(340,830)	(464,989)
Cash and Cash Equivalents at Beginning of Period	1,035,354	1,035,354	1,035,354
Cash and Cash Equivalents at End of Period	$ 868,428	$ 694,524	$ 570,365
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 715	$ 1,617	$ 3,588
Income Taxes Paid	$ 20	$ 3,765	$ 6,410
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ -	$ 77	$ 1,543

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	As Restated		
(Dollars in Thousands)	For Three Months Ended Mar 31, 2023	For Six Months Ended Jun 30, 2023	For Nine Months Ended Sept 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 13,709	$ 27,883	$ 40,539
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	3,099	5,296	7,689
Depreciation	1,969	3,927	5,920
Amortization of Premiums, Discounts, and Fees, net	1,067	2,117	3,216
Amortization of Intangible Assets	40	80	120
Pension Settlement Charge	-	(291)	(291)
Originations of Loans Held-for-Sale	(62,745)	(164,173)	(246,198)
Proceeds From Sales of Loans Held-for-Sale	64,050	152,657	247,166
Mortgage Banking Revenues	(2,871)	(6,234)	(8,072)
Net Additions for Capitalized Mortgage Servicing Rights	(91)	(253)	(392)
Stock Compensation	536	764	1,110
Deferred Income Taxes Benefit	(1,170)	(2,849)	(2,464)
Net Change in Operating Leases	(3)	(3)	(12)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(1,858)	(1,900)	(1,915)
Net (Increase) Decrease in Other Assets	(4,349)	4,593	8,207
Net Increase in Other Liabilities	12,471	3,815	1,069
Net Cash Provided By Operating Activities	23,854	25,429	55,692
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Payments, Maturities, and Calls	8,820	18,992	28,159
Securities Available for Sale:			
Purchases	(2,017)	(4,634)	(9,399)
Proceeds from Sale of Securities	-	-	30,420
Payments, Maturities, and Calls	16,559	32,490	53,045
Purchase of loans held for investment	(923)	(1,463)	(2,249)
Net Increase in Loans Held for Investment	(110,477)	(138,244)	(161,006)
Proceeds From Sales of Other Real Estate Owned	2,699	3,772	3,840
Purchases of Premises and Equipment, net	(1,886)	(3,851)	(5,459)
Net Cash Used In Investing Activities	(87,225)	(92,938)	(62,649)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Decrease in Deposits	(115,397)	(150,451)	(398,872)
Net Decrease in Other Short-Term Borrowings	(30,161)	(6,120)	(15,097)
Repayment of Other Long-Term Borrowings	(50)	(99)	(149)
Dividends Paid	(3,064)	(6,121)	(9,518)
Payments to Repurchase Common Stock	(819)	(2,022)	(3,121)
Issuance of Common Stock Under Compensation Plans	164	480	562
Net Cash Provided By Financing Activities	(149,327)	(164,333)	(426,195)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(212,698)	(231,842)	(433,152)
Cash and Cash Equivalents at Beginning of Period	600,650	600,650	600,650
Cash and Cash Equivalents at End of Period	$ 387,952	$ 368,808	$ 167,498
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 3,723	$ 8,720	$ 15,026
Income Taxes Paid	$ 7,466	$ 3,860	$ 7,395
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 423	$ 1,442	$ 1,495

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(Dollars in Thousands)	For the Three Months Ended March 31, 2022		
	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 6,938	$ -	$ 6,938
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	32	-	32
Depreciation	1,907	-	1,907
Amortization of Premiums, Discounts, and Fees, net	2,610	-	2,610
Amortization of Intangible Assets	40	-	40
Pension Settlement Charges	209	-	209
Originations of Loans Held for Sale	(242,253)	64,320	(177,933)
Proceeds From Sales of Loans Held for Sale	252,584	(64,320)	188,264
Mortgage Banking Revenues	(4,055)	-	(4,055)
Net Additions for Capitalized Mortgage Servicing Rights	364	-	364
Stock Compensation	245	-	245
Net Tax Benefit from Stock Compensation	(19)	-	(19)
Deferred Income Taxes Benefit	(6,682)	-	(6,682)
Net Change in Operating Leases	(27)	-	(27)
Net Decrease in Other Assets	1,897	-	1,897
Net Increase in Other Liabilities	7,036	-	7,036
Net Cash Provided By Operating Activities	20,826	-	20,826
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(194,448)	-	(194,448)
Payments, Maturities, and Calls	14,441	-	14,441
Securities Available for Sale:			
Purchases	(25,139)	-	(25,139)
Proceeds from the Sale of Securities	3,365	-	3,365
Payments, Maturities, and Calls	24,824	-	24,824
Purchases of Loans Held for Investment	(26,713)	26,332	(381)
Net Decrease in Loans Held for Investment	(31,260)	(26,332)	(57,592)
Purchases of Premises and Equipment, net	(1,013)	-	(1,013)
Noncontrolling Interest Contributions	1,838	-	1,838
Net Cash Used In Investing Activities	(234,105)	-	(234,105)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	52,645	-	52,645
Net Decrease in Other Short-Term Borrowings	(3,692)	-	(3,692)
Repayment of Other Long-Term Borrowings	(78)	-	(78)
Dividends Paid	(2,712)	-	(2,712)
Issuance of Common Stock Under Compensation Plans	190	-	190
Net Cash Provided By Financing Activities	46,353	-	46,353
NET DECREASE IN CASH AND CASH EQUIVALENTS	(166,926)	-	(166,926)
Cash and Cash Equivalents at Beginning of Period	1,035,354	-	1,035,354
Cash and Cash Equivalents at End of Period	$ 868,428	$ -	$ 868,428
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 715	$ -	$ 715
Income Taxes Paid	$ 20	$ -	$ 20

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	For the Six Months Ended June 30, 2022		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 14,198	$ -	$ 14,198
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	1,724	-	1,724
Depreciation	3,802	-	3,802
Amortization of Premiums, Discounts, and Fees, net	5,053	-	5,053
Amortization of Intangible Assets	80	-	80
Pension Settlement Charges	378	-	378
Originations of Loans Held for Sale	(549,018)	232,646	(316,372)
Proceeds From Sales of Loans Held for Sale	585,476	(232,646)	352,830
Mortgage Banking Revenues	(8,912)	-	(8,912)
Net Additions for Capitalized Mortgage Servicing Rights	360	-	360
Stock Compensation	489	-	489
Net Tax Benefit from Stock Compensation	(19)	-	(19)
Deferred Income Taxes Benefit	(9,887)	-	(9,887)
Net Change in Operating Leases	(72)	-	(72)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(26)	-	(26)
Net Decrease in Other Assets	3,516	-	3,516
Net Increase in Other Liabilities	22,040	-	22,040
Net Cash Provided By Operating Activities	69,182	-	69,182
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(218,548)	-	(218,548)
Payments, Maturities, and Calls	28,111	-	28,111
Securities Available for Sale:			
Purchases	(37,044)	-	(37,044)
Proceeds from the Sale of Securities	3,365	-	3,365
Payments, Maturities, and Calls	47,413	-	47,413
Purchases of Loans Held for Investment	(174,779)	158,794	(15,985)
Net Increase in Loans Held for Investment	(130,913)	(158,794)	(289,707)
Proceeds From Sales of Other Real Estate Owned	30	-	30
Purchases of Premises and Equipment, net	(3,322)	-	(3,322)
Noncontrolling Interest Contributions	2,573	-	2,573
Net Cash Used In Investing Activities	(483,114)	-	(483,114)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	73,396	-	73,396
Net Increase in Other Short-Term Borrowings	4,784	-	4,784
Repayment of Other Long-Term Borrowings	(150)	-	(150)
Dividends Paid	(5,424)	-	(5,424)
Issuance of Common Stock Under Compensation Plans	496	-	496
Net Cash Provided By Financing Activities	73,102	-	73,102
NET DECREASE IN CASH AND CASH EQUIVALENTS	(340,830)	-	(340,830)
Cash and Cash Equivalents at Beginning of Period	1,035,354	-	1,035,354
Cash and Cash Equivalents at End of Period	$ 694,524	$ -	$ 694,524
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 1,617	$ -	$ 1,617
Income Taxes Paid	$ 3,765	$ -	$ 3,765
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 77	$ -	$ 77

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

	For the Nine Months Ended September 30, 2022		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 23,803	$ -	$ 23,803
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	3,878	-	3,878
Depreciation	5,689	-	5,689
Amortization of Premiums, Discounts, and Fees, net	6,618	-	6,618
Amortization of Intangible Assets	120	-	120
Pension Settlement Charge	480	-	480
Originations of Loans Held for Sale	(772,089)	373,048	(399,041)
Proceeds From Sales of Loans Held for Sale	813,267	(373,048)	440,219
Mortgage Banking Revenues	(11,807)	-	(11,807)
Net Additions for Capitalized Mortgage Servicing Rights	570	-	570
Stock Compensation	904	-	904
Net Tax Benefit from Stock Compensation	(19)	-	(19)
Deferred Income Taxes Benefit	(12,854)	-	(12,854)
Net Change in Operating Leases	(83)	-	(83)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(136)	-	(136)
Net Decrease in Other Assets	3,696	-	3,696
Net Increase in Other Liabilities	12,839	-	12,839
Net Cash Provided By Operating Activities	74,876	-	74,876
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Purchases	(219,865)	-	(219,865)
Payments, Maturities, and Calls	40,096	-	40,096
Securities Available for Sale:			
Purchases	(41,880)	-	(41,880)
Proceeds from the Sale of Securities	3,365	-	3,365
Payments, Maturities, and Calls	64,301	-	64,301
Purchases of Loans Held for Investment	(329,481)	313,157	(16,324)
Net Increase in Loans Held for Investment	(113,116)	(313,157)	(426,273)
Proceeds From Sales of Other Real Estate Owned	1,683	-	1,683
Purchases of Premises and Equipment, net	(4,013)	-	(4,013)
Noncontrolling Interest Contributions	2,867	-	2,867
Net Cash Used In Investing Activities	(596,043)	-	(596,043)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	46,516	-	46,516
Net Increase in Other Short-Term Borrowings	17,592	-	17,592
Repayment of Other Long-Term Borrowings	(200)	-	(200)
Dividends Paid	(8,307)	-	(8,307)
Issuance of Common Stock Under Compensation Plans	577	-	577
Net Cash Provided By Financing Activities	56,178	-	56,178
NET DECREASE IN CASH AND CASH EQUIVALENTS	(464,989)	-	(464,989)
Cash and Cash Equivalents at Beginning of Period	1,035,354	-	1,035,354
Cash and Cash Equivalents at End of Period	$ 570,365	$ -	$ 570,365
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 3,588	$ -	$ 3,588
Income Taxes Paid	$ 6,410	$ -	$ 6,410
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 1,543	$ -	$ 1,543

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

	For the Three Months Ended March 31, 2023		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 13,709	$ -	$ 13,709
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	3,099	-	3,099
Depreciation	1,969	-	1,969
Amortization of Premiums, Discounts, and Fees, net	1,067	-	1,067
Amortization of Intangible Assets	40	-	40
Originations of Loans Held for Sale	(213,240)	150,495	(62,745)
Proceeds From Sales of Loans Held for Sale	214,545	(150,495)	64,050
Mortgage Banking Revenues	(2,871)	-	(2,871)
Net Additions for Capitalized Mortgage Servicing Rights	(91)	-	(91)
Stock Compensation	536	-	536
Deferred Income Taxes Benefit	(1,170)	-	(1,170)
Net Change in Operating Leases	(3)	-	(3)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(1,858)	-	(1,858)
Net Increase in Other Assets	(4,349)	-	(4,349)
Net Increase in Other Liabilities	12,471	-	12,471
Net Cash Provided By Operating Activities	23,854	-	23,854
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Payments, Maturities, and Calls	8,820	-	8,820
Securities Available for Sale:			
Purchases	(2,017)	-	(2,017)
Payments, Maturities, and Calls	16,559	-	16,559
Purchases of Loans Held for Investment	(121,029)	120,106	(923)
Net Decrease (Increase) in Loans Held for Investment	9,629	(120,106)	(110,477)
Proceeds From Sales of Other Real Estate Owned	2,699	-	2,699
Purchases of Premises and Equipment, net	(1,886)	-	(1,886)
Net Cash Used In Investing Activities	(87,225)	-	(87,225)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Decrease in Deposits	(115,397)	-	(115,397)
Net Decrease in Other Short-Term Borrowings	(30,161)	-	(30,161)
Repayment of Other Long-Term Borrowings	(50)	-	(50)
Dividends Paid	(3,064)	-	(3,064)
Payments to Repurchase Common Stock	(819)	-	(819)
Issuance of Common Stock Under Compensation Plans	164	-	164
Net Cash Provided By Financing Activities	(149,327)	-	(149,327)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(212,698)	-	(212,698)
Cash and Cash Equivalents at Beginning of Period	600,650	-	600,650
Cash and Cash Equivalents at End of Period	$ 387,952	$ -	$ 387,952
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 3,723	$ -	$ 3,723
Income Taxes Paid	$ 7,466	$ -	$ 7,466
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 423	$ -	$ 423

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CAPITAL CITY BANK GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

	For the Six Months Ended June 30, 2023		
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 27,883	$ -	$ 27,883
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	5,296	-	5,296
Depreciation	3,927	-	3,927
Amortization of Premiums, Discounts, and Fees, net	2,117	-	2,117
Amortization of Intangible Assets	80	-	80
Pension Settlement Gain	(291)	-	(291)
Originations of Loans Held for Sale	(214,364)	50,191	(164,173)
Proceeds From Sales of Loans Held for Sale	202,848	(50,191)	152,657
Mortgage Banking Revenues	(6,234)	-	(6,234)
Net Additions for Capitalized Mortgage Servicing Rights	(253)	-	(253)
Stock Compensation	764	-	764
Deferred Income Taxes Benefit	(2,849)	-	(2,849)
Net Change in Operating Leases	(3)	-	(3)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(1,900)	-	(1,900)
Net Decrease in Other Assets	4,593	-	4,593
Net Increase in Other Liabilities	3,815	-	3,815
Net Cash Provided By Operating Activities	25,429	-	25,429
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Payments, Maturities, and Calls	18,992	-	18,992
Securities Available for Sale:			
Purchases	(4,634)	-	(4,634)
Payments, Maturities, and Calls	32,490	-	32,490
Purchases of Loans Held for Investment	(201,000)	199,537	(1,463)
Net Decrease (Increase) in Loans Held for Investment	61,293	(199,537)	(138,244)
Proceeds From Sales of Other Real Estate Owned	3,772	-	3,772
Purchases of Premises and Equipment, net	(3,851)	-	(3,851)
Net Cash Used In Investing Activities	(92,938)	-	(92,938)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Decrease in Deposits	(150,451)	-	(150,451)
Net Decrease in Other Short-Term Borrowings	(6,120)	-	(6,120)
Repayment of Other Long-Term Borrowings	(99)	-	(99)
Dividends Paid	(6,121)	-	(6,121)
Payments to Repurchase Common Stock	(2,022)	-	(2,022)
Issuance of Common Stock Under Compensation Plans	480	-	480
Net Cash Provided By Financing Activities	(164,333)	-	(164,333)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(231,842)	-	(231,842)
Cash and Cash Equivalents at Beginning of Period	600,650	-	600,650
Cash and Cash Equivalents at End of Period	$ 368,808	$ -	$ 368,808
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 8,720	$ -	$ 8,720
Income Taxes Paid	$ 3,860	$ -	$ 3,860
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 1,442	$ -	$ 1,442

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

| | For the Nine Months Ended September 30, 2023 | | |
(Dollars in Thousands)	As Previously Reported	Restatement Impact	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income Attributable to Common Shareowners	$ 40,539	$ -	$ 40,539
Adjustments to Reconcile Net Income to			
Provision for Credit Losses	7,689	-	7,689
Depreciation	5,920	-	5,920
Amortization of Premiums, Discounts, and Fees, net	3,216	-	3,216
Amortization of Intangible Assets	120	-	120
Pension Settlement Gain	(291)	-	(291)
Originations of Loans Held for Sale	(222,575)	(23,623)	(246,198)
Proceeds From Sales of Loans Held for Sale	223,543	23,623	247,166
Mortgage Banking Revenues	(8,072)	-	(8,072)
Net Additions for Capitalized Mortgage Servicing Rights	(392)	-	(392)
Stock Compensation	1,110	-	1,110
Deferred Income Taxes Benefit	(2,464)	-	(2,464)
Net Change in Operating Leases	(12)	-	(12)
Net Gain on Sales and Write-Downs of Other Real Estate Owned	(1,915)	-	(1,915)
Net Decrease in Other Assets	8,207	-	8,207
Net Increase in Other Liabilities	1,069	-	1,069
Net Cash Provided By Operating Activities	55,692	-	55,692
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities Held to Maturity:			
Payments, Maturities, and Calls	28,159	-	28,159
Securities Available for Sale:			
Purchases	(9,399)	-	(9,399)
Proceeds from the Sale of Securities	30,420	-	30,420
Payments, Maturities, and Calls	53,045	-	53,045
Purchases of Loans Held for Investment	(295,360)	293,111	(2,249)
Net Decrease (Increase) in Loans Held for Investment	132,105	(293,111)	(161,006)
Proceeds From Sales of Other Real Estate Owned	3,840	-	3,840
Purchases of Premises and Equipment, net	(5,459)	-	(5,459)
Net Cash Used In Investing Activities	(62,649)	-	(62,649)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Decrease in Deposits	(398,872)	-	(398,872)
Net Decrease in Other Short-Term Borrowings	(15,097)	-	(15,097)
Repayment of Other Long-Term Borrowings	(149)	-	(149)
Dividends Paid	(9,518)	-	(9,518)
Payments to Repurchase Common Stock	(3,121)	-	(3,121)
Issuance of Common Stock Under Compensation Plans	562	-	562
Net Cash Provided By Financing Activities	(426,195)	-	(426,195)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(433,152)	-	(433,152)
Cash and Cash Equivalents at Beginning of Period	600,650	-	600,650
Cash and Cash Equivalents at End of Period	$ 167,498	$ -	$ 167,498
Supplemental Cash Flow Disclosures:			
Interest Paid	$ 15,026	$ -	$ 15,026
Income Taxes Paid	$ 7,395	$ -	$ 7,395
Noncash Investing and Financing Activities:			
Loans and Premises Transferred to Other Real Estate Owned	$ 1,495	$ -	$ 1,495

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures for 2023. At December 31, 2023, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were ineffective as of December 31, 2023 due to the identification of the material weakness discussed in "Existence of Material Weakness as of December 31, 2023" below.

Evaluation of Disclosure Controls and Procedures for 2022. As discussed in Part III, Item 9A, of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2022 filed with the SEC on December 22, 2023 (the "2022 Form 10-K/A"), our management, including our Chief Executive Officer and Chief Financial Officer, after re-assessing the effectiveness of our disclosure controls and procedures, concluded that our disclosure controls and procedures were ineffective as of December 31, 2022 due to the identification of the material weakness discussed in "Existence of Material Weakness as of December 31, 2023" below.

Evaluation of Disclosure Controls and Procedures for 2021. At December 31, 2021, the end of the period covered by the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022 (the "2021 Form 10-K"), our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, at the time the 2021 Form 10-K was filed, our Chief Executive Officer and Chief Financial Officer each concluded that at December 31, 2021, we maintained effective disclosure controls and procedures. Subsequent to that evaluation, management conducted a reevaluation, concluding that our disclosure controls and procedures were ineffective as of December 31, 2021 due to the identification of the material weakness discussed in "Existence of Material Weakness as of December 31, 2023" below.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Based on this evaluation under the framework in Internal Control - Integrated Framework, our management has concluded that our internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f), was ineffective as of December 31, 2023 due to the identification of the material weakness discussed below. As discussed in Part III, Item 9A, of the 2022 Form 10-K/A, management conducted a reevaluation under the framework in Internal Control - Integrated Framework as of December 31, 2022 and concluded that our internal control over financial reporting was ineffective as of December 31, 2022 due to the identification of the material weakness discussed in "Existence of Material Weakness as of December 31, 2023" below. At the time the 2021 Form 10-K was filed, under the framework in Internal Control - Integrated Framework, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2021. Subsequent to that evaluation, management conducted a reevaluation, concluding that our internal control over financial reporting was ineffective as of December 31, 2021 due to the identification of the material weakness discussed in "Existence of Material Weakness as of December 31, 2023" below.

<u>Existence of Material Weakness as of December 31, 2023</u>

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. As a result of the material weakness noted below, management has concluded that our internal control over financial reporting was not effective as of December 31, 2023. Based on management's assessment described above, the Company's control over the review of significant inter-company mortgage loan sales and servicing transactions was not designed effectively. Specifically, its management review control over the completeness and accuracy of elimination entries in its consolidation process was not designed effectively as it was not sufficiently precise to identify all of the necessary elimination entries between CCB and its subsidiary, CCHL. The material weakness resulted in the restatement of the Company's consolidated financial statements as of and for the year ended December 31, 2022 and the restatement of the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2021.

Remediation Plan

Since identifying the material weakness described above, management, with oversight from the Audit Committee and input from the Board of Directors, has devoted substantial resources to the ongoing implementation of remediation efforts. These remediation efforts, summarized below are intended to address both the identified material weakness and to enhance the Company's overall internal control over financial reporting and disclosure controls and procedures. Based on additional procedures and post-closing review, management concluded that the Consolidated Financial Statements included in this report present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented, in conformity with GAAP.

The internal control and procedural enhancements and remedial actions that have been implemented include:

- Enhance the precision level for the review of existing accounts subject to elimination and confirmation of proper elimination in consolidation;
- Enhance the procedures for identifying new inter-company accounts and activities subject to elimination in consolidation;
- Increase the granularity of general ledger mapping for inter-company accounts subject to elimination in consolidation; and
- Enhance financial close checklist and pre-close meeting agenda to ensure proper and timely identification of inter-company activities subject to elimination.

The Company implemented the internal control and procedural enhancements noted above during the fourth quarter of 2023 to remediate the material weakness. The material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are designed and operating effectively. Accordingly, management will continue to monitor and evaluate the effectiveness of our internal control over financial reporting and the disclosure controls and procedures.

FORVIS, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the year ended December 31, 2023, and adversely opined as to the effectiveness of internal control over financial reporting at December 31, 2023, as stated in its report, which is included herein on page 141.

Change in Internal Control. Except as identified above with respect to remediation of the material weakness, there have been no changes in our internal control during our most recently completed fiscal quarter that materially affected, or are likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareowners, Board of Directors and Audit Committee
Capital City Bank Group, Inc.
Tallahassee, Florida

Opinion on the Internal Control over Financial Reporting

We have audited Capital City Bank Group, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment.

- The Company's control over the review of significant inter-company mortgage loan sales and servicing transactions did not operate effectively. Specifically, its management review control over the completeness and accuracy of elimination entries in its consolidation process was not designed effectively, as it was not sufficiently precise to identify all of the necessary elimination entries between Capital City Bank and its subsidiary, Capital City Home Loans. The Company determined inter-company transactions related to the sale of residential mortgage loans between wholly owned subsidiaries were not properly eliminated and net loan fees were not properly recorded.

This material weakness was considered in determining the nature, timing, and extent of auditing procedures applied in our audit of the Company's consolidated financial statements, and this report does not affect our report dated March 13, 2024, on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and our report dated March 13, 2024, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

FORVIS, LLP

Little Rock, Arkansas

March 13, 2024

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10.   *Directors, Executive Officers, and Corporate Governance*

Incorporated herein by reference to the sections entitled "Proposal No. 1 – Election of Directors", "Corporate Governance at Capital City," "Share Ownership," and "Board Committee Membership" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held on April 23, 2024.

Item 11.   *Executive Compensation*

Incorporated herein by reference to the sections entitled "Compensation Discussion and Analysis," "Executive Compensation," and "Director Compensation" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held on April 23, 2024.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Shareowners Matters.*

Information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the sections captioned "Share Ownership" and "Equity Compensation Plan Information" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held on April 23, 2024.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

Incorporated herein by reference to the sections entitled "Transactions With Related Persons" and "Corporate Governance at Capital City" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held on April 23, 2024.

Item 14.   *Principal Accountant Fees and Services*

Incorporated herein by reference to the section entitled "Audit Committee Matters" in the Registrant's Proxy Statement relating to its Annual Meeting of Shareowners to be held on April 23, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report

1. Financial Statements

    Report of Independent Registered Public Accounting Firm
    Consolidated Statements of Financial Condition at the End of Fiscal Years 2023 and 2022
    Consolidated Statements of Income for Fiscal Years 2023, 2022, and 2021
    Consolidated Statements of Comprehensive Income for Fiscal Years 2023, 2022, and 2021
    Consolidated Statements of Changes in Shareowners' Equity for Fiscal Years 2023, 2022, and 2021
    Consolidated Statements of Cash Flows for Fiscal Years 2023, 2022, and 2021
    Notes to Consolidated Financial Statements

2. Financial Statement Schedules

    Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or the notes thereto.

3. Exhibits Required to be Filed by Item 601 of Regulation S-K

Reg. S-K Exhibit Table Item No.	Description of Exhibit
3.1	Amended and Restated Articles of Incorporation - incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K (filed 5/3/21) (No. 0-13358).
3.2	Amended and Restated Bylaws - incorporated herein by reference to Exhibit 3.2 of the Registrant's Form 8-K (filed 5/3/21) (No. 0-13358).
4.1	See Exhibits 3.1 and 3.2 for provisions of Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, which define the rights of the Registrant's shareowners.
4.2	Capital City Bank Group, Inc. 2021 Director Stock Purchase Plan - incorporated herein by reference to Exhibit 4.3 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.3	Capital City Bank Group, Inc. 2021 Associate Stock Purchase Plan - incorporated herein by reference to Exhibit 4.4 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.4	Capital City Bank Group, Inc. 2021 Associate Incentive Plan - incorporated herein by reference to Exhibit 4.5 of the Registrant's Form S-8 (filed 5/14/21) (No. 333-256134).
4.5	In accordance with Regulation S-K, Item 601(b)(4)(iii)(A) certain instruments defining the rights of holders of long-term debt of Capital City Bank Group, Inc. not exceeding 10% of the total assets of Capital City Bank Group, Inc. and its consolidated subsidiaries have been omitted. The Registrant agrees to furnish a copy of any such instruments to the Commission upon request.
10.1	Capital City Bank Group, Inc. 1996 Dividend Reinvestment and Optional Stock Purchase Plan - incorporated herein by reference to Exhibit 10 of the Registrant's Form S-3 (filed 01/30/97) (No. 333-20683).
10.2	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan - incorporated herein by reference to Exhibit 10(d) of the Registrant's Form 10-K (filed 3/27/03) (No. 0-13358).
10.3	Capital City Bank Group, Inc. 401(k) Profit Sharing Plan – incorporated herein by reference to Exhibit 4.3 of Registrant's Form S-8 (filed 09/30/97) (No. 333-36693).
10.4	Capital City Bank Group, Inc. Supplemental Executive Retirement Plan II - incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q (filed 8/3/2020) (No. 0-13358).
10.5	Form of Participant Agreement for Long-Term Incentive Plan – incorporated herein by reference to Exhibit 10.6 of the Registrant's Form 10-K (filed 3/1/2023)(No.0-13358).

14	Capital City Bank Group, Inc. Code of Ethics for the Chief Financial Officer and Senior Financial Officers - incorporated herein by reference to Exhibit 14 of the Registrant's Form 8-K (filed 3/11/05) (No. 0-13358
21	Capital City Bank Group, Inc. Subsidiaries, as of December 31, 2023.**
23.1	Consent of Independent Registered Public Accounting Firm.**
31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Clawback Policy
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Information required to be presented in Exhibit 11 is provided in Note 14 to the consolidated financial statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.

**   Filed electronically herewith.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 13, 2024, on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CITY BANK GROUP, INC.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 13, 2024 by the following persons in the capacities indicated.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on March 13, 2024, on its behalf by the undersigned, thereunto duly authorized.

Directors:

/s/ Robert Antoine	/s/ William Eric Grant
Robert Antoine	William Eric Grant
/s/ Thomas A. Barron	/s/ Laura L. Johnson
Thomas A. Barron	Laura L. Johnson
/s/ William F. Butler	/s/ John G. Sample, Jr.
William F. Butler	John G. Sample, Jr
/s/ Stanley W. Connally, Jr.	/s/ William G. Smith, Jr.
Stanley W. Connally, Jr	William G. Smith, Jr.
/s/ Marshall M. Criser III	/s/ Ashbel C. Williams
Marshall M. Criser III	Ashbel C. Williams
/s/ Kimberly A. Crowell	/s/ Bonnie Davenport
Kimberly A. Crowell	Bonnie Davenport

Exhibit 21. Capital City Bank Group, Inc. Subsidiaries, at December 31, 2023.

Direct Subsidiaries:
Capital City Bank
Capital City Strategic Wealth, LLC (Florida)
CCBG Capital Trust I (Delaware)
CCBG Capital Trust II (Delaware)

Indirect Subsidiaries:
Capital City Banc Investments, Inc. (Florida)
Capital City Trust Company (Florida)
Capital City Home Loans, LLC (Georgia)
FNB Financial Services, LLC (Florida)
Southeastern Oaks, LLC (Florida)
Capital City Wealth Advisors, Inc. (Florida)
Southern Live Oak Investments, Inc. (Delaware)
Red Hills REIT, Inc. (Florida)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3D (Registration No. 333-20683) and the Registration Statements on Form S-8 (Registration Nos. 333-36693 and 333-256134) of Capital City Bank Group, Inc. (the Company) of our report dated March 13, 2024, on our audits of the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, which report is included in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 13, 2024, on our audit of the internal control over financial reporting of the Company as of December 31, 2023, which report is included in this Annual Report on Form 10-K.

FORVIS, LLP

Little Rock, Arkansas
March 13, 2024

Exhibit 31.1


Certification of CEO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002


I, William G. Smith, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 13, 2024

Exhibit 31.2


Certification of CFO Pursuant to Securities Exchange Act
Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002


I, Jeptha E. Larkin, certify that:

1. I have reviewed this annual report on Form 10-K of Capital City Bank Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and
Chief Financial Officer

Date: March 13, 2024

Exhibit 32.1

<p style="text-align:center">Certification of CEO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002</p>

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that, to the undersigned's knowledge, (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ William G. Smith, Jr.
William G. Smith, Jr.
Chairman, President and
Chief Executive Officer

Date: March 13, 2024

Exhibit 32.2

Certification of CFO Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that, to the undersigned's knowledge, (1) this Annual Report of Capital City Bank Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (this "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Company and its results of operations as of and for the periods covered therein.

/s/ Jeptha E. Larkin
Jeptha E. Larkin
Executive Vice President and
Chief Financial Officer

Date: March 13, 2024

Exhibit 97

CLAWBACK POLICY FOR EXECUTIVE OFFICERS

Introduction

The Board of Directors of Capital City Bank Group, Inc. (the "Company") has adopted this Policy to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act") and the related listing standards of the NASDAQ.

Covered Executives

This Policy applies to the Company's current and former executive officers, as may be determined from time to time by the Compensation Committee of the Board (the "Committee") in accordance with Section 10D of the Exchange Act and the listing standards referred to above ("Covered Executives"). Each Covered Executive shall be required to sign and return to the Company an acknowledgment of this Policy in the form attached hereto as Exhibit A, pursuant to which the Covered Executive will agree to be bound by, and comply with, the terms of this Policy.

Administration

This Policy shall be administered by the Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy, and any such determinations made by the Committee shall be made in the Committee's sole discretion, and shall be final and binding on all affected individuals.

Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company shall recover reasonably promptly from any Covered Executive any excess Incentive-Based Compensation (as defined below) received by such Covered Executive (a) after beginning service as an executive officer; (b) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation; (c) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (d) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement. Each Covered Executive shall surrender any such excess Incentive-Based Compensation to the Company, at such time or times, and via such method or methods, as determined by the Committee in accordance with this Policy. Notwithstanding the foregoing, this Policy will not (a) require the recovery of Incentive-Based Compensation received by an individual before beginning service as an executive officer, or (b) apply to an individual who is an executive officer at the time recovery is required if that individual was not an executive officer at any time during the period for which the Incentive-Based Compensation is subject to recovery.

The date on which the Company is required to prepare an accounting restatement is the earlier of (a) the date the Committee concludes or reasonably should have concluded that the Company's previously issued financial statements contain a material error; or (b) the date a court, regulator, or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error. Incentive-Based Compensation will be deemed to have been received in the fiscal period during which the financial reporting measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant occurs after the end of that period.

Incentive Compensation

For purposes of this Policy, "Incentive-Based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, which means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures. For avoidance of doubt, a financial reporting measure need not be presented within the Company's financial statements or included in a filing with the Securities and Exchange Commission. Financial reporting measures include, but are not limited to: Company stock price; total shareholder return; revenues; net income; operating income; earnings before interest, taxes, depreciation, and amortization; financial ratios; profitability of one or more reportable segments; net assets or net asset value per share; funds from operations; liquidity measures such as working capital or operating cash flow; return measures such as return on invested capital or return on assets; and earnings measures such as earnings per share.

Excess Incentive-Based Compensation: Amount Subject to Recovery

The amount to be recovered will be the excess of the Incentive-Based Compensation paid to the Covered Executive based on the erroneous data over the Incentive-Based Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Committee. The amount of recovery will be computed without regard to any taxes paid. If the Committee cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping Incentive-Based Compensation hereunder, which may include, without limitation, one or more of the following: (a) requiring reimbursement of cash Incentive-Based Compensation previously paid; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; or (e) taking any other remedial and recovery action permitted by law.

If a Covered Executive fails to repay Incentive-Based Compensation that is owed to the Company under this Policy, the Company shall take all appropriate action to recover such Incentive-Based Compensation from the Covered Executive, and the Covered Executive shall be required to reimburse the Company for all expenses (including legal expenses) incurred by the Company in recovering such Incentive-Based Compensation.

No Indemnification

The Company shall not (a) indemnify any Covered Executive against the loss of any incorrectly awarded Incentive-Based Compensation that is forfeited or recovered pursuant to this Policy or (b) pay or reimburse the Covered Executives for premiums for any insurance policy covering any such potential losses.

Interpretation

It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed (together, the "Applicable Laws"). To the extent the Applicable Laws require recovery of Incentive-Based Compensation in additional circumstances beyond those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Applicable Laws.

Effective Date

This Policy shall be effective as of October 2, 2023 (the "Effective Date") and shall apply to Incentive-Based Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion. The Board may terminate this Policy at any time, except as may be provided under Applicable Laws.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment or offset that may be available to the Company pursuant to (a) the terms of any similar policy in any employment agreement, equity award agreement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), or similar agreement and any other legal remedies available to the Company; (b) any other legal requirements, including, but not limited to, Section 304 of Sarbanes-Oxley Act of 2002 ("SOX"); and (c) any other legal rights or remedies available to the Company. Any amounts paid to the Company pursuant to Section 304 of SOX shall be considered in determining any amounts recovered under this Policy.

Supersedure

This Policy will supersede any provisions in any agreement, plan or other arrangement applicable to any Covered Executive that (a) exempt any Incentive-Based Compensation from the application of this Policy, (b) waive or otherwise prohibit or restricts the Company's right to recover any erroneously awarded Incentive-Based Compensation, including, without limitation, in connection with exercising any right of setoff as provided herein, or (c) require or provide for indemnification to the extent that such indemnification is prohibited under the section entitled "No Indemnification" above.

Impracticability

The Company shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the Exchange Act and the related listing standards of the NASDAQ.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Severability

If any provision of this Policy or the application of such provision to any Covered Executive shall be adjudicated to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal, or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision (or the application of such provision) valid, legal, or enforceable.

Date of Last Approval: October 26, 2023

EXHIBIT A

CAPITAL CITY BANK GROUP, INC.

COMPENSATION RECOUPMENT POLICY

ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Capital City Bank Group, Inc. (the "Company") Compensation Recoupment Policy (the "Policy").

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any erroneously awarded Incentive-Based Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner consistent with, the Policy.

COVERED EXECUTIVE

_____
Signature

_____
Print Name

_____
Date

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STAR SUMMIT

Our annual Star Summit celebration recognizes our best and brightest sales and service leaders and confers distinguished honors on four associates whose achievements surpassed all others. Our 2024 Star Summit Signature Awards represent the pinnacle of sales and service performance in 2023.

RAIN MAKER

Karen Meadows | President, Troup/Chambers Market, West Point

The Rain Maker is named annually to honor an associate who consistently produces extraordinary results. Karen has demonstrated throughout her tenure that she has what it takes to surpass production goals. Her skill as a producer is matched only by her commitment to putting relationships first, an approach that allows her to move the Bank forward while delivering the best possible outcomes for her clients.

MOUNTAIN MOVER

Scott Gerber | Client Experience Manager, Tallahassee

The Mountain Mover is awarded annually to an associate who consistently goes above and beyond to help clients, both internal and external. Scott sets the tone for his office team and carves a path for its collective success by modeling a positive, supportive leadership style. His team-focused approach empowers those around him to achieve their best and creates an environment where every member feels a sense of place.

FIRE STARTER

Joel Ginaldi | Retail Business Banker, Macon

The Fire Starter is given annually to an associate who sets every opportunity before them ablaze and achieved outstanding results. With a list of credits that includes 11 Star Summit appearances and recipient of the 2023 Rain Maker Award, Joel has made a career of incinerating production goals. He nurtures the flame of success by forging indestructible relationships fueled by proven results and attentive, diligent and reliable service.

RIPPLE EFFECT

Tijuana Eberhardt | Network Support Tech, Tallahassee

The Ripple Effect is awarded annually to an associate who is always on the lookout for opportunities to deepen client relationships. Tijuana serves tirelessly behind the scenes and demonstrates the infinite impact one associate can have when investing their best effort into every undertaking. Whether providing swift solutions when day-to-day challenges arise or serving as a key resource on large technology implementations, she smooths out all the ripples, allowing each of her colleagues to work at their best.

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